See comments and support schedules below.

DIVISION OF
CORPORATION FINANCE

July 22, 2025

Dear Bill Edmonds:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

General

1. We note that you have identified your filing as a Form 10-K although include language on the cover, also on pages 3, 4, and 33, and within the certifications at Exhibits 31.1 and 2, that refers to the filing as a quarterly report.

   We also note that you have omitted various disclosures that are required in a Form 10-K, and have included some disclosures that are no longer current with respect to the periods that should be covered by the report.

   Please refer to the content requirements pertaining to Form 10-K and amend your filing to include all of the required information, to include providing all information that is material and current with respect to the periods covered by the report.

We have filed an amended 10K to properly correct the items mentioned in this letter.

July 22, 2025
Page 2

2. We note that you filed a Form 8-K on July 17, 2025 to announce your dismissal of the prior auditor which you attribute to his retirement. However, further disclosures should be made to adequately convey the circumstances of this change.

Please file an amendment to the Form 8-K to indicate that the PCAOB has revoked the registration of your prior auditor. You can find a copy of the order on the PCAOB's website at 105-2025-022-Studer. Additionally, please attach an updated Exhibit 16.1 letter to your amended Form 8-K.

The 8K has been filed and has noted the PCAOB revocation.

3. We note that you are delinquent in filing the Form 10-Q that is required for the fiscal quarter ended March 31, 2025. Please comply with your reporting obligations under Rule 13a-13 of Regulation 13A as soon as practicable.

Will be filed shortly after the Amended 10K.

Financial Statements
Report of Independent Registered Public Accounting Firm, page 6

4. Please confer with the independent accountant on the need to obtain and file an audit report that is properly dated to comply with Rule 2-02(a)(1) of Regulation S-X. Please ensure that your amendment to the Form 10-K includes audited financial statements accompanied by an appropriate audit report.

If substantive revisions to the financial statements are necessary to comply with GAAP, your auditors should consider the PCAOB requirements in AS 3101 and AS 3110, as may pertain to explanatory language and dating of the audit report.

Consolidated Statements of Operations, page 8

5. Please revise your financial statements as necessary to address, clarify or resolve the following apparent inconsistencies.

- A summation of your Other Income (Expense) line items does not agree with the Total Other Income (Expense) for 2024.
  Signs reversed. See new presentation. (Support page #2)
- The $377,524 Gain on Discontinued Operations on page 8 does not agree with the $26,388 gain on Discontinued Operations in Note C on page 18.
  See support page #1

6. Provide us with the analysis that you performed with respect to the discontinued operations and the requirements in FASB ASC 205-20, as to scope and classification of the accounts and activity associated with the component, and tell us the reasons you did not adhere to the presentation guidance in subparagraph 45-3A. Incorrectly rolled up gain/loss with other misc gains/losses. Otherwise correctly presented.

However, if your disposition is subject to this guidance, also revise your financial statements to conform with all applicable requirements.

See new break out line that shows gain/loss on disposition as a separate line item. (See support page #2.)

July 22, 2025
Page 3

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lily Dang at 202-551-3867 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

Support Page #1 - Reference SEC letter comment #5, 2nd bullet point.

	2024	2023
Derivative liability (expense) income	192,757	(101,993)
Interest expense (including amortization of debt discounts of $62,500 and $1,104,017, respectively)	(241,655)	(319,966)
Gain (Loss) on Asset Disposal	(46,990)	45,647
Gain (Loss) on Discontinued Operations	③ (377,524)	-
Gain (Loss) on conversions of debt	(16,841)	(54,803)
Other	63,535	289
Total other (expense)	(426,718)	(430,826)
Net (loss)	$ (1,390,114)	$ (690,140)
Net loss per common share:		
Basic and diluted net loss per common share	$ (0.10)	$ (0.14)
Basic and diluted weighted-average common shares outstanding	14,006,859	5,055,555

liabilities ① 26,388
② 37,147
63,535

① Gain on Disposition
② Other gains/losses
③ Represents subsidiary (discontinued) liabilities that were not part of the sales. These were intercompany payables due to parent that needed to be written off in order to close subsidiary ledger.

8

Note: Sale of subsidiary was an asset sale and as such did not include liabilities. Liabilities were written off separately in order to close subsidiary ledger. ③

Support Page #2 continued

192,757
-241,655
-46,990
-377,524
-16,841
26,388
37,147
-426,718

Foots

Additional Workpaper Support

Insert B

NOTE C – LOSS FROM DISCONTINUED OPERATIONS

For the (discontinued) three months ended March 31, 2014 and March 31, 2013, the income (loss) from operations of Amwaste consisted of:

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Revenues	$ 25,065	$ 26,691
Cost of revenues	(28,749)	(21,903)
Gross margin	(3,689)	4,788
Operating expenses:		
Selling, general, and administrative	32,980	30,766
Depreciation of property and equipment	(5,561)	9,534
Amortization of intangible assets	(4,765)	5,450
Total operating expenses	(43,306) ~~32,980~~	45,750
Loss from operations	((46,990)) ~~(36,669)~~	(40,962)
Gain on disposition of property	–	43,565
Income (loss) from discontinued operations	((46,990)) $ ~~(36,669)~~	$ 2,603

Sales price received by Company	$ 175,000
Carrying costs of assets sold:	
Property and equipment, net	~~112,755~~ (107,194)
Intangible assets, net	~~46,183~~ (41,418)
Total carrying costs of assets sold	~~168,938~~ (148,612)
Gain on sale of assets of Amwaste	$ ~~16,062~~ (26,388)

August 4, 2025

To: United States Securities and Exchange Commission

c/o Lily Dang and/or Karl Hiller

Washington, D.C.20549

RE: Form 10K for the fiscal year ended December 31, 2024

Filed July 18, 2025

File No. 000-56190

To whom it may concern:

We are in receipt of your letter dated July 22, 2025. We believe we have addressed all of your concerns and specifically address each of the six comments below. Supporting worksheets and documents are attached.

SEC Comment #1.

We have filed an amended 10K/A to correct or modify the items mentioned in this letter. (Attached)

SEC Comment #2.

We have filed an amended 8K – Change of Auditor, to further reflect that our prior auditor has had their registration revoked as a censure measure of the PCAOB. (Attached)

SEC Comment #3.

We will file a 10Q report for the quarter ended March 31, 2025 as soon as possible following the completion and proper filing of the amended 10K for the year ended December 31, 2024.

SEC Comment #4.

Amended 10K will have a properly dated audit report.

SEC Comment #5.

Sub-comment 1

Total Other Expense category foots appropriately. See Support Page #2.

Sub-comment 2

$26,388 of Gain on Discontinued Operations was inadvertently included (rolled up) with Misc Other Gains/Losses. In the new presentation, this gain is separately presented and Misc Other Gains/Losses likewise adjusted to reflect the break-out. See Support Page #1.

SEC Comment #6.

Again addresses presentation per Comment #5, Sub-comment 2. Other than grouping the gain on disposition with Other Misc Gains and Losses, we believe the accounting, workpapers and procedures were properly followed. The new presentation, along with improved descriptions can be seen on Support Page #2 – attached.

Cordially,

Bill Edmonds

CEO/CFO

DEEP GREEN Waste & Recycling, Inc.

3524 Central Pike | Suite 310 | Hermitage | TN | 37076

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

Amendment No. 1

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 29, 2025

DEEP GREEN WASTE & RECYCLING, INC.

(Exact name of registrant as specified in its charter)

Wyoming	000-56190	30-1035174
(State of Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

3524 Central Pike, Suite 310, Hermitage, TN 37076

(833) 304-7336

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None

Title of each class	Trading Symbol	Name of each exchange on which registered
None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 4.01. Change in Registrant’s Certifying Accountant.

(a) Dismissal of Independent Registered Public Accounting Firm

On December 30, 2024, Deep Green Waste & Recycling, Inc. (the “Company”) dismissed Michael T. Studer CPA P.C. (“MTS CPA”) as the Company’s independent registered public accounting firm. The dismissal was approved by the Company’s Board of Directors and became effective on January 2, 2025.

Subsequent to the dismissal and prior to the filing of this amended Current Report on Form 8-K, the Public Company Accounting Oversight Board (“PCAOB”) issued an order revoking the registration of MTS CPA. A copy of the PCAOB’s order can be found on its website under order number 105-2025-022-Studer.

MTS CPA’s reports on the Company’s financial statements for the fiscal years ended December 31, 2023, and December 31, 2022, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except for an explanatory paragraph regarding the Company’s ability to continue as a going concern.

During the Company’s fiscal years ended December 31, 2023, and December 31, 2022, and the subsequent interim period through December 30, 2024, (i) there were no disagreements with MTS CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of MTS CPA, would have caused MTS CPA to make reference to the subject matter of the disagreement in connection with its reports on the financial statements, and (ii) there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company requested that MTS CPA furnish a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the statements made herein. A copy of such letter, dated July 29, 2025, is filed as Exhibit 16.1 to this amended Current Report on Form 8-K.

(b) Engagement of New Independent Registered Public Accounting Firm

Effective January 2, 2025, the Company engaged HHL LLP (“HHL”) as its new independent registered public accounting firm. The engagement was approved by the Company’s Board of Directors.

During the Company’s two most recent fiscal years ended December 31, 2023, and December 31, 2022, and the subsequent interim period through December 30, 2024, neither the Company nor anyone acting on its behalf consulted with HHL regarding (i) the application of accounting principles to any specific transaction, completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (ii) any matter that was either the subject of a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as defined in Item 304(a)(1)(v) of Regulation S-K.K.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
16.1	Letter from Former Auditor
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DEEP GREEN WASTE & RECYCLING, INC.

Date: July 29, 2025	By:	/s/ Bill Edmonds
Bill Edmonds
Chief Executive Officer

EXHIBIT 16.1

July 29, 2025

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountant for Deep Green Waste & Recycling, Inc., a Wyoming corporation (the “Company”). We have read the disclosures under “item 4.01. Changes in Registrant’s Certifying Accountant” in the Company’s current report on Form 8-K. dated July 29, 2025, and we are in agreement with the disclosures there under as it relates to our firm. We have no basis to agree or disagree with other statements contained under such Item 4.01.

/s/ Michael T. Studer CPA P.C.
Freeport, New York

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K/A

Amendment No.1

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT

OF 1934

For the Fiscal Year Ended December 31, 2024

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from: _____________ to _____________

Commission File Number: 000-56190

DEEP GREEN WASTE & RECYCLING, INC.
(Exact name of registrant as specified in its charter)

Wyoming	30-1035174
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3524 Central Pike, #310, Hermitage, TN 37076

(Address of principal executive offices, including Zip Code)

(833) 304-7336

(Issuer’s telephone number, including area code)

NOT APPLICABLE

(Former name or former address if changed since last report)

Securities registered pursuant to Section 12(g) of the Act: Common Stock, $0.0001 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☒ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b–2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value on December 31, 2024 (the last business day of the Company’s most recently completed fourth quarter) of the voting common stock held by non-affiliates of the registrant, computed by reference to the closing price of the stock on that date, was approximately $165,281 The registrant does not have non-voting common stock outstanding.

As of July 29, 2025, there were 16,859,072 shares of the registrant’s common stock outstanding.

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A (this “Form 10-K/A”) to the Annual Report on Form 10-K of Deep Green  Waste & Recycling, Inc. (the “Company,” “Deep Green,” “we,” “us,” or “our”) for the year ended December 31, 2024, filed with the Securities and Exchange Commission on July 18, 2025 (the “Original 10-K”), is being filed for the purposes of including additional information required by Form 10-K. Unless expressly stated, this Amendment does not reflect events occurring after the filing of the Original 10-K, but it may modify or otherwise update the disclosures contained in the Original 10-K. Accordingly, this Amendment should be read in conjunction with the Original 10-K and with the Company’s filings with the SEC subsequent to the filing of the Original 10-K.

Cautionary Note Regarding Forward Looking Statements

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “may,” “should,” “could,” “will,” “plan,” “future,” “continue, “and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. These forward-looking statements are based largely on our expectations or forecasts of future events, can be affected by inaccurate assumptions, and are subject to various business risks and known and unknown uncertainties, a number of which are beyond our control. Therefore, actual results could differ materially from the forward-looking statements contained in this document, and readers are cautioned not to place undue reliance on such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. A wide variety of factors could cause or contribute to such differences and could adversely impact revenues, profitability, cash flows and capital needs. There can be no assurance that the forward-looking statements contained in this document will, in fact, transpire or prove to be accurate. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors” that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by any forward-looking statements.

Important factors that may cause the actual results to differ from the forward-looking statements, projections or other expectations include, but are not limited to, the following:

●	risk that we will not be able to remediate identified material weaknesses in our internal control over financial reporting and disclosure controls and procedures;

●	risk that we fail to meet the requirements of the agreements under which we acquired our business interests, including any cash payments to the business operations, which could result in the loss of our right to continue to operate or develop the specific businesses described in the agreements;

●	risk that we will be unable to secure additional financing in the near future in order to commence and sustain our planned development and growth plans;

●	risk that we cannot attract, retain and motivate qualified personnel, particularly employees, consultants and contractors for our operations;

●	risks and uncertainties relating to the various industries and operations we are currently engaged in;

●	results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future growth, development or expansion will not be consistent with our expectations;

●	risks related to the inherent uncertainty of business operations including profit, cost of goods, production costs and cost estimates and the potential for unexpected costs and expenses;

●	risks related to commodity price fluctuations;

●	the uncertainty of profitability based upon our history of losses;

●	risks related to failure to obtain adequate financing on a timely basis and on acceptable terms for our planned development projects;

●	risks related to environmental regulation and liability;

●	risks related to tax assessments;

●	other risks and uncertainties related to our prospects, properties and business strategy.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this report. Except as required by law, we do not undertake to update or revise any of the forward-looking statements to conform these statements to actual results, whether as a result of new information, future events or otherwise.

As used in this annual report, “Deep Green,” the “Company,” “we,” “us,” or “our” refer to Deep Green Waste & Recycling, Inc. unless otherwise indicated.

2

PART I

ITEM 1.	BUSINESS.

Overview

Deep Green Waste & Recycling, Inc. (“Deep Green”, the “Company”, “we”, “us”, or “our”) is a publicly quoted company seeking to create value for its shareholders by seeking to acquire other operating entities for growth in return for shares of our common stock.

The Company was organized as a Nevada Corporation on August 24, 1995 under the name of Evader, Inc. On May 25, 2012, the Company filed its Foreign Profit Corporation Articles of Domestication to change the domicile of the Company from Nevada to Wyoming. On November 4, 2015, the Company filed an Amendment to its Articles of Incorporation to change the name of the Company to Critical Clothing, Inc. and on August 28, 2017 an Amendment was filed to change the Company name to Deep Green Waste & Recycling, Inc.

On August 24, 2017, the Company entered into an Agreement of Conveyance, Transfer and Assignment of Assets and Assumption of Obligations (the “Agreement”) with St. James Capital Management, LLC. Under the terms of the Agreement, the Company transferred and assigned all of the assets of the Company related to its extreme sports apparel design and manufacturing business in exchange for the assumption of certain liabilities and cancellation of 2,000 shares (as adjusted for the September 27, 2017 reverse stock split of 1 share for 1000 shares and the June 20, 2023 reverse stock split of 1 share for 1,500 shares) of common stock of the Company.

On August 24, 2017, the Company acquired all the membership units of Deep Green Waste and Recycling, LLC (“DGWR LLC”), a Georgia limited liability company engaged in the waste recycling business since 2011, in exchange for 56,667 shares (as adjusted for the September 27, 2017 reverse stock split of 1 share for 1000 shares and the June 20, 2023 reverse stock split of 1 share for 1,500 shares) of the Company’s common stock. The transaction was accounted for as a “reverse merger” where DGWR LLC was considered the accounting acquiror and the Company was considered the accounting acquiree.

Effective October 1, 2017, Deep Green acquired Compaction and Recycling Equipment, Inc. (CARE), a Portland, Oregon based company that sells and services waste and recycling equipment. Deep Green purchased 100% of the common stock for $902,700. $586,890 was paid in cash at closing and a promissory note was executed in the amount of $315,810.

Effective October 1, 2017, Deep Green acquired Columbia Financial Services, Inc, (CFSI), a Portland, Oregon based company that finances the purchases of waste and recycling equipment. Deep Green purchased 100% of the common stock for $597,300. $418,110 was paid in cash at closing and a promissory note was executed in the amount of $179,190.

On August 7, 2018, the Company entered into an Agreement of Conveyance, Transfer and Assignment of Subsidiaries and Assumption of Obligations (the “Agreement”) with Mirabile Corporate Holdings, Inc. Under the terms of the Agreement, the Company transferred all capital stock of its two wholly owned subsidiaries, Compaction and Recycling Equipment, Inc. and Columbia Financial Services, Inc., to Mirabile Corporate Holdings, Inc. in exchange for the assumption and cancellation of certain liabilities. Deep Green’s then Chief Executive Officer owned a 7.5% equity interest in Mirabile Corporate Holdings, Inc.

In the quarterly period ended March 31, 2021, the Company re-launched its waste and recycling services operation and has begun to re-engage with customers, waste haulers and recycling centers, which are critical elements of its historically successful business model: designing and managing waste programs for commercial and institutional properties for cost savings, ease of operation, and minimal administrative stress for its clients.

3

Asset Purchase Agreement

On February 8, 2021, the Company, through its wholly owned subsidiary DG Research, Inc. (the “Buyer”), entered into an Asset Purchase Agreement (the “Agreement”) with Amwaste, Inc. (the “Seller”). Under the terms of the Agreement, the Buyer agreed to purchase from the Seller certain assets (the “Assets”) utilized in the Seller’s waste management business located in Glynn County, Georgia. In consideration for the purchase of the Assets, the Buyer paid the seller $160,000 and issued the Seller 2,000,000 shares of the Company’s restricted common stock. The Buyer remitted $50,000 at Closing and issued the Seller a Promissory Note (the “Note”) in the amount of $110,000, which was paid April 9, 2021. The Note was secured by the Assets purchased through the Agreement. The transaction closed on February 11, 2021.

On July 11, 2021, the Company’s Board unanimously approved an Amendment to our Articles of Incorporation (the “Authorized Share Amendment”) to increase the number of authorized shares of Common Stock of the Company from 250,000,000 to 500,000,000 and to increase the number of authorized shares of Preferred Stock of the Company from 2,000,000 to 5,000,000 with the Board maintaining the discretion of whether or not to implement the increase in authorized shares of Common and Preferred Stock. On July 11, 2021, the Majority Stockholders delivered an executed written consent in lieu of a special meeting (the “Stockholder Consent”) authorizing and approving the Authorized Share Amendment and the increase in authorized shares of Common and Preferred Stock.

On February 10, 2022, the Company’s Board unanimously approved an Amendment to our Articles of Incorporation (the “Authorized Share Amendment”) to increase the number of authorized shares of Common Stock of the Company from 500,000,000 to 1,000,000,000 with the Board maintaining the discretion of whether or not to implement the increase in authorized shares of Common and Preferred Stock. On February 10, 2022, the Majority Stockholders delivered an executed written consent in lieu of a special meeting (the “Stockholder Consent”) authorizing and approving the Authorized Share Amendment and the increase in authorized shares of Common Stock.

On September 17, 2022, the Company’s Board approved an increase in the number of authorized shares of common stock of the Company from 1,000,000,000 to 3,000,000,000.

Securities Purchase Agreement

On August 11, 2021, the Company entered into a Securities Purchase Agreement (the “Agreement”) with Jeremy Lyell (the “Shareholder”) and Lyell Environmental Services, Inc. (hereinafter “LES”). On October 19, 2021, the Company closed on the Securities Purchase Agreement (the “Agreement”) with Jeremy Lyell (the “Shareholder”). In consideration for the purchase of all Lyell Environmental Services, Inc. shares from the Shareholder, the Company was to pay the Shareholder (i) $50,000 upon execution of the Agreement that was held in escrow, (ii) $1,300,000 at Closing, and (iii) 1,000,000 shares of the Company’s common stock. Under the amended Agreement (the “Amended Agreement”), the Company paid to the Shareholder (i) the $50,000 paid upon execution of the Agreement and that was held in escrow, (ii) $1,000,000 at Closing, and (iii) 2,000,000 shares of the Company’s common stock. The Company also issued the Shareholder a Promissory Note (the “Promissory Note”) in the amount of $186,537.92. The Promissory Note accrues interest at 7% per annum and is due on December 18, 2021. The transaction closed on October 19, 2021. On December 18, 2021, the Company and Shareholder agreed to extend the due date for the Promissory Note for 30 days. The Company made a payment of $140,000 on March 7, 2022 against the Promissory Note.

On March 20, 2024, Deep Green Waste & Recycling, Inc. and its subsidiary DG Research Inc. dba AMWASTE (“DGRI”), along with Tyler’s Couch, LLC, a single member LLC owned by Bill Edmonds, Deep Green’s Chairman and CEO, (collectively, the “Sellers”) completed the sale of substantially all of the assets of DGRI to Amwaste of Georgia, LLC (“Buyer”) for a total purchase price of $185,000. The sale included DGRI’s business assets, equipment, contracts, leases, and intellectual property related to its waste management business located in Glynn County, Georgia. The purchase price was allocated $175,000 to Deep Green and $10,000 to Tyler’s Couch, LLC.

4

In order to further grow its business, the Company plans to:

●	expand its service offerings to provide additional sustainable waste management solutions that further minimize costs based on volume and content of waste streams, and methods of disposal, including landfills, transfer stations and recycling centers;

●	Acquire profitable waste and recycling services companies with similar or compatible and synergistic business models, which can help the Company achieve these objectives;

●	Offer innovative recycling services that significantly reduce the disposal of plastics, electronic wastes, food wastes, and hazardous wastes in the commercial property universe;

●	Establish partnerships with innovative universities, municipalities and companies; and

●	Attract investment funds who will actively work with the Company to achieve these goals and help the Company grow into a leading waste and recycling services supplier in North America.

Some potential merger/acquisition candidates have been identified and discussions initiated. These candidates are within the Company’s core business model, serving commercial properties, accretive to cash flow, and geographically favorable. While seeking to identify acquisition candidates, the Company seeks to identify target entities with a similar core business model or a model which naturally integrates with its own, and which are situated in opportunistic geographic locations.

We have unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions, and other factors.

The selection of a business opportunity in which to participate is complex and risky. Additionally, we have only limited resources and may find it difficult to locate good opportunities. There can be no assurance that we will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to us and our shareholders. We will select any potential business opportunity based on our management’s best business judgment.

Our activities are subject to several significant risks, which arise primarily as a result of the fact that we have no specific business and may acquire or participate in a business opportunity based on the decision of management, which potentially could act without the consent, vote, or approval of our shareholders. The risks faced by us are further increased as a result of its lack of resources and our inability to provide a prospective business opportunity with significant capital.

Reverse Stock Split

On June 20, 2023, the Company effectuated a 1 for 1,500 shares reverse stock split which reduced the issued and outstanding shares of common stock from 1,896,216,952 shares to 1,264,165 shares. The accompanying financial statements have been retroactively restated to reflect this reverse split stock.

Licenses:

None.

Patents/Trademarks:

We currently hold no patents or trademarks.

Research & Development

We had no expenses in Research and Development costs during the years ended December 31, 2024 and 2023.

Compliance Expenses

Our company incurs annual expenses to comply with state corporate governance and business licensing requirements. We estimate these costs to be under $2,000 per year for the establishment of foreign corporations in other states where we plan to operate.

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Labor and Other Supplies

We currently have one part-time and two full-time employees (executive). We also currently have seven full-time employees at Lyell Environmental Services and one part-time and one full-time at Amwaste. We contract all labor for public company governance services, website development, accounting, legal and daily activities outside of management.

Principal Products or Services and Markets

The principal markets for the Company’s future and recycling services will comprise property management companies, construction and demolition companies, restaurants and retail stores, industrial and manufacturing businesses, and healthcare.

Seasonality

The waste and recycling industry experiences some seasonal variance at calendar year end.

Leases

The Company anticipates its most significant lease obligations will be classified as facility rental at its Nashville location. Some lease obligations may include renewal or purchase options, escalation clauses, restrictions, penalties or other obligations that we will consider in determining minimum lease payments. The leases will be classified as either operating leases or capital leases, as appropriate.

Governmental Regulation

Our operations are subject to certain foreign, federal, state and local regulatory requirements relating to environmental, waste management, and health and safety matters. We believe we operate in substantial compliance with all applicable requirements. However, material costs and liabilities may arise from these requirements or from new, modified or more stringent requirements. Material cost may rise due to additional manufacturing cost of raw or made parts with the application of new regulations. Our liabilities may also increase due to additional regulations imposed by foreign, federal, state and local regulatory requirements relating to environmental, waste management, and health and safety matters. In addition, our past, current and future operations and those of businesses we acquire, may give rise to claims of exposure by employees or the public or to other claims or liabilities relating to environmental, waste management or health and safety concerns.

Our markets can be positively or negatively impacted by the effects of governmental and regulatory matters. We are affected not only by energy policy, laws, regulations and incentives of governments in the markets into which we sell, but also by rules, regulations and costs imposed by utilities. Utility companies or governmental entities could place barriers on the installation of our product or the interconnection of the product with the electric grid. Further, utility companies may charge additional fees to customers who install on-site power generation, thereby reducing the electricity they take from the utility, or for having the capacity to use power from the grid for back-up or standby purposes. These types of restrictions, fees or charges could hamper the ability to install or effectively use our products or increase the cost to our potential customers for using our systems in the future. This could make our systems less desirable, thereby adversely affecting our revenue and profitability potential. In addition, utility rate reductions can make our products less competitive which would have a material adverse effect on our future operations. These costs, incentives and rules are not always the same as those faced by technologies with which we compete. Additionally, reduced emissions and higher fuel efficiency could help our future customers combat the effects of global warming. Accordingly, we may benefit from increased government regulations that impose tighter emission and fuel efficiency standards.

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Environmental Regulation

Upon the completion of an acquisition of a waste and recycling service business, the Company will become subject to federal, state or provincial and local environmental, health, safety and transportation laws and regulations. These laws and regulations are administered by the EPA, Environment Canada, and various other federal, state, provincial and local environmental, zoning, transportation, land use, health and safety agencies in the U.S. and Canada. Many of these agencies will examine our subsidiary operations to monitor compliance with these laws and regulations and have the power to enforce compliance, obtain injunctions or impose civil or criminal penalties in case of violations. Because the primary mission of our business is to collect, manage and recycle waste in an environmentally sound manner, a significant portion of our capital expenditures will be related, either directly or indirectly, to supporting the Company’s subsidiary operations as they relate to compliance with federal, state, provincial and local rules.

Competition

We believe we are an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns that have significantly greater financial and personnel resources and technical expertise than we have. In view of our limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage compared to our competitors.

In the event we are successful in an acquisition of a company in the waste management sector, we expect to encounter intense competition with large national waste management companies, counties and municipalities that maintain their own waste collection and disposal operations and regional and local companies of varying sizes and financial resources. The industry also includes companies that specialize in certain discrete areas of waste management, operators of alternative disposal facilities, companies that seek to use parts of the waste stream as feedstock for renewable energy and other by-products, and waste brokers that rely upon haulers in local markets to address customer needs. In recent years, the industry has seen some consolidation, though the industry remains intensely competitive. Operating costs, disposal costs and collection fees vary widely throughout the areas in which we operate. The prices that we charge are determined locally, and typically vary by volume and weight, type of waste collected, treatment requirements, risk of handling or disposal, frequency of collections, distance to final disposal sites, the availability of airspace within the geographic region, labor costs and amount and type of equipment furnished to the customer.

Competitors include: Waste Management (WM), Rubicon Global, Republic Services, Stericycle, Waste Connections, ServPro, Bioenergy DevCo, PegEx, Recycle Track Systems and Liquid Environmental Solutions.

Acquisition Interest

In implementing a structure for a particular business acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another company or entity. We may also acquire stock or assets of an existing business. Upon consummation of a transaction, it is probable that our present management and stockholders will no longer be in control of us. In addition, our sole director may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of our stockholders, or sell his stock in us. Any such sale will only be made in compliance with the securities laws of the United States and any applicable state.

It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under application federal and state securities laws. In some circumstances, as a negotiated element of the transaction, we may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after it has successfully consummated a merger or acquisition and is no longer considered an inactive company.

The issuance of substantial additional securities and their potential sale into any trading market which may develop in our securities may have a depressive effect on the value of our securities in the future. There is no assurance that such a trading market will develop.

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While the actual terms of a transaction cannot be predicted, it is expected that the parties to any business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the business transaction in a so-called “tax-free” reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the “Code”). In order to obtain tax-free treatment under the Code, it may be necessary for the owner of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, our stockholders would retain less than 20% of the issued and outstanding shares of the surviving entity. This would result in significant dilution in the equity of our stockholders.

As part of our investigation, we expect to meet personally with management and key personnel, visit and inspect material facilities, obtain independent analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of our limited financial resources and management expertise. The manner in which we participate in an opportunity will depend on the nature of the opportunity, the respective needs and desires of both parties, and the management of the opportunity.

With respect to any merger or acquisition, and depending upon, among other things, the target company’s assets and liabilities, our stockholders will in all likelihood hold a substantially lesser percentage ownership interest in us following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event we acquire a target company with assets and expectations of growth. Any merger or acquisition can be expected to have a significant dilutive effect on the percentage of shares held by our stockholders.

We will participate in a business opportunity only after the negotiation and execution of appropriate written business agreements. Although the terms of such agreements cannot be predicted, generally we anticipate that such agreements will (i) require specific representations and warranties by all of the parties; (ii) specify certain events of default; (iii) detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing; (iv) outline the manner of bearing costs, including costs associated with the Company’s attorneys and accountants; (v) set forth remedies on defaults; and (vi) include miscellaneous other terms.

As stated above, we will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. If such audited financial statements are not available at closing, or within time parameters necessary to insure our compliance within the requirements of the 1934 Act, or if the audited financial statements provided do not conform to the representations made by that business to be acquired, the definitive closing documents will provide that the proposed transaction will be voidable, at the discretion of our present management. If such transaction is voided, the definitive closing documents will also contain a provision providing for reimbursement for our costs associated with the proposed transaction.

Executive Employees

As of the date of this Report, we have one part-time employee that serves in the role of Corporate Secretary, and two full-time employees that serve in the roles of Chief Executive Officer, President, Chief Operating Officer and Interim Chief Financial Officer. We plan to expand our management team within the next 12 months to include certain officers for any acquisitions and any new subsidiaries or operational activities management deems necessary. We consider our relations with our employees and consultants to be in good standing.

Report to Shareholders

The public may read and copy these reports, statements, or other information we file at the SEC’s public reference room at 100 F Street, NE., Washington, DC 20549 on official business days during the hours of 10 a.m. to 3 p.m. State that the public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at (http://www.sec.gov).

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Company Information

We are a Wyoming for-profit corporation. Our corporate address is 3524 Central Pike, #310, Hermitage, TN 37076, our telephone number is (833) 304-7336. The information on our website is not a part of this Annual Report on Form 10-K. The Company’s stock is quoted under the symbol “DGWR” on the OTC Pink. The Company’s transfer agent is Transfer Online whose address is 512 SE Salmon St., Portland, OR 97214 and phone number is (503) 227-2950.

Available Information

Our website, www.deepgreenwaste.com, provides access, without charge, to our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission (“SEC”). The information provided on our website is not part of this Annual Report and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this Annual Report. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding our company that we file electronically with the SEC.

ITEM 1A.	RISK FACTORS.

You should carefully consider the risks described below and other information in this Annual Report on Form 10-K, including the financial statements and related notes that appear at the end of this Annual Report on Form 10-K, before deciding to invest in our securities. These risks should be considered in conjunction with any other information included herein, including in conjunction with forward-looking statements made herein. If any of the following risks actually occur, they could materially adversely affect our business, financial condition, operating results or prospects. Additional risks and uncertainties that we do not presently know or that we currently deem immaterial may also impair our business, financial condition, operating results and prospects.

Risks Relating to Our Financial Condition

The Company has limited financial resources. Our auditors have expressed in the report of independent registered public accounting firm that there is substantial doubt about our ability to continue as a going concern.

The report of our independent registered accounting firm expresses substantial doubt about our ability to continue as a going concern based on the absence of significant revenues, our significant losses from operations and our need for additional financing to fund all of our operations. It is not possible at this time for us to predict with assurance the potential success of our business. The revenue and income potential of our proposed business and operations are unknown. If we cannot continue as a viable entity, we may be unable to continue our operations and you may lose some or all of your investment in our common stock.

We have limited operational history in an emerging industry, making it difficult to accurately predict and forecast business operation.

As we have approximately ten years of corporate operational history and have yet to generate substantial revenue, it is extremely difficult to make accurate predictions and forecasts on our finances. This is compounded by the fact that we operate in both the technology, retail and cannabis industries, which are three rapidly transforming industries. There is no guarantee that our products or services will remain attractive to potential and current users as these industries undergo rapid change or that potential customers will utilize our services.

As a growing company, we have yet to achieve a profit and may not achieve a profit in the near future, if at all.

We have not yet produced a net profit and may not in the near future, if at all. While we expect our revenue to grow, we have not achieved profitability and cannot be certain that we will be able to sustain our current growth rate or realize sufficient revenue to achieve profitability. Our ability to continue as a going concern may be dependent upon raising capital from financing transactions, increasing revenue throughout the year and keeping operating expenses below our revenue levels in order to achieve positive cash flows, none of which can be assured.

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We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features and products or enhance our existing products, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in continued equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of our common stock. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be impaired, and our business may be harmed.

We expect our quarterly financial results to fluctuate.

We expect our revenue and operating results to vary significantly from quarter to quarter due to a number of factors, including changes in:

●	General economic conditions, both domestically and in foreign markets;

●	Our ability to further our business plan in the waste management sector through organic growth;

●	Our ability to identify acquisition targets that will become accretive to our future earnings;

●	Our ability to manage our expansion, growth and operating expenses;

●	Our ability to raise capital to implement our business plan;

●	Our ability to repay our debts;

●	Our ability to respond and adapt to changes in technology and customer behavior; and

●	Various risks related to health epidemics, pandemics and similar outbreaks, such as the coronavirus disease 2019 (“COVID-19”) pandemic, which may have material adverse effects on our business, financial position, results of operations and/or cash flows.

As a result of the variability of these and other factors, our operating results in future quarters may be below the expectations of our stockholders.

General Business Risks

We intend to pursue the acquisition on an operating business.

Our sole strategy is to acquire an operating business. Successful implementation of this strategy depends on our ability to identify a suitable acquisition candidate, acquire such company on acceptable terms and integrate its operations. In pursuing acquisition opportunities, we compete with other companies with similar strategies. Competition for acquisition targets may result in increased prices of acquisition targets and a diminished pool of companies available for acquisition. Acquisitions involve a number of other risks, including risks of acquiring undisclosed or undesired liabilities, acquired in-process technology, stock compensation expense, diversion of management attention, potential disputes with the seller of one or more acquired entities and possible failure to retain key acquired personnel. Any acquired entity or assets may not perform relative to our expectations. Our ability to meet these challenges has not been established.

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We have not executed any formal agreement for a business combination or other transaction and have established no standards for business combinations.

Other than expressed elsewhere in this document, we have not executed any formal arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of a private or public entity. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. We have not identified any particular industry or specific business within an industry for evaluation. There is no assurance we will be able to negotiate a business combination on terms favorable, if at all. We have not established a specific length of operating history or specified level of earnings, assets, net worth or other criteria which we will require a target business opportunity to have achieved, and without which we would not consider a business combination. Accordingly, we may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

Scarcity of, and competition for, business opportunities and combinations.

We believe we are an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns that have significantly greater financial and personnel resources and technical expertise than we have. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than us and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, we will also compete in seeking merger or acquisition candidates with numerous other small public companies. In view of our limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage compared to our competitors.

Lack of diversification may limit future business.

The Company intends to engage in multiple business combinations. However, initially, the Company’s proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business opportunity. Consequently, the Company’s activities will be limited to those engaged in by the business opportunity in which the Company merges or acquires. If the Company is unable to diversify its activities into a number of areas, that may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company’s operations.

Federal and state taxation of business combination may discourage business combinations.

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction, reduce the future value of the shares and potentially discourage a business combination.

We are highly dependent on the services of key executives, the loss of whom could materially harm our business and our strategic direction. If we lose key management or significant personnel, cannot recruit qualified employees, directors, officers, or other personnel or experience increases in our compensation costs, our business may materially suffer.

We are highly dependent on our management team, specifically Bill Edmonds, the Company’s Chief Executive Officer and interim Chief Financial Officer. If we lose key employees, our business may suffer. Furthermore, our future success will also depend in part on the continued service of our management personnel and our ability to identify, hire, and retain additional key personnel. We do not carry “key-man” life insurance on the lives of any of our executives, employees or advisors. We experience intense competition for qualified personnel and may be unable to attract and retain the personnel necessary for the development of our business. Because of this competition, our compensation costs may increase significantly.

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We will need to raise additional capital to continue operations over the coming year.

We anticipate the need to raise approximately $1,000,000 in capital to fund our operations through December 31, 2025 and approximately $3,000,000 over the next 24 months. We expect to use these cash proceeds, primarily for future acquisitions, expansion of our business plan and to remain in full legal and accounting compliance with the SEC. We cannot guarantee that we will be able to raise these required funds or generate sufficient revenue to remain operational.

We may be unable to manage growth, which may impact our potential profitability.

Successful implementation of our business strategy requires us to manage our growth. Growth could place an increasing strain on our management and financial resources. To manage growth effectively, we will need to:

●	Establish definitive business strategies, goals and objectives;

●	Maintain a system of management controls; and

●	Attract and retain qualified personnel, as well as, develop, train and manage management-level and other employees.

If we fail to manage our growth effectively, our business, financial condition or operating results could be materially harmed, and our stock price may decline.

Our lack of adequate D&O insurance may also make it difficult for us to retain and attract talented and skilled directors and officers.

We may in the future be subject to additional litigation, including potential class action and stockholder derivative actions. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods of time. To date, we have not obtained directors and officers liability (“D&O”) insurance. While neither Wyoming law nor our Articles of Incorporation or bylaws require us to indemnify or advance expenses to our officers and directors involved in such a legal action, we have entered into an indemnification agreement with our President and intend to enter into similar agreements with other officers and directors in the future. Without adequate D&O insurance, the amounts we would pay to indemnify our officers and directors should they be subject to legal action based on their service to the Company could have a material adverse effect on our financial condition, results of operations and liquidity. Furthermore, our lack of adequate D&O insurance may make it difficult for us to retain and attract talented and skilled directors and officers, which could adversely affect our business.

If we are unable to maintain effective internal control over our financial reporting, the reputational effects could materially adversely affect our business.

Under the provisions of Section 404(a) of the Sarbanes-Oxley Act of 2002, as amended by the Dodd Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC adopted rules requiring public companies to perform an evaluation of Internal Control over Financial Reporting (Internal Controls) and to report on our evaluation in our Annual Report on Form 10-K. Our Internal Controls constitute a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. In the event we discover material weakness in our internal controls and our remediation of such reported material weakness is ineffective, or if in the future we are unable to maintain effective Internal Controls, additional resulting material restatements could occur, regulatory actions could be taken, and a resulting loss of investor confidence in the reliability of our financial statements could occur.

The Company’s bank accounts will not be fully insured.

The Company’s regular bank accounts and the escrow account for this Offering each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of Company’s banks should fail, the Company may not be able to recover all amounts deposited in these bank accounts.

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The Company’s business plan is speculative.

The Company’s present business and planned business are speculative and subject to numerous risks and uncertainties.

There is no assurance that the Company will generate significant revenues or profits.

The Company will likely incur debt.

The Company has incurred high levels of debt and expects to incur future debt in order to fund operations. As of December 31, 2023, the Company has accounts payable of $ 3,028,385 (of which $487,615 is due under three default judgments), four outstanding convertible debentures totaling $659,288. Complying with obligations under such indebtedness may have a material adverse effect on the Company and on your investment. There is high risk of default, if the Company is not able to raise additional capital and there is no assurance that the Company will be able to do so. In the event we are unable to pay the amount due under the convertible debenture, the noteholder may at its election convert the note into shares of the Company’s common stock causing significant dilution to our shareholders. In the event we are unable to pay the amount due under our accounts payable, creditors may elect to bring further litigation to protect their claims or perfect their judgments. In the event the Company is not able to satisfy our debt obligations, we may be required to cease operations.

The Company’s expenses could increase without a corresponding increase in revenues.

The Company’s operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on the Company’s consolidated financial results and on your investment. Factors which could increase operating and other expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

The Company will be reliant on key suppliers.

The Company intends to enter into agreements with key suppliers and will be reliant on positive and continuing relationships with such suppliers. Termination of those agreements, variations in their terms or the failure of a key supplier to comply with its obligations under these agreements (including if a key supplier were to become insolvent) could have a material adverse effect on the Company’s consolidated financial results and on your investment.

Increased costs could affect the company.

An increase in the cost of raw materials or energy could affect the Company’s profitability. Commodity and other price changes may result in unexpected increases in the cost of raw materials, glass bottles and other packaging materials used by the Company. The Company may also be adversely affected by shortages of raw materials or packaging materials. In addition, energy cost increases could result in higher transportation, freight and other operating costs. The Company may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit, and this could have an adverse effect on your investment.

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Inability to maintain and enhance product image.

It is important that the Company maintains and enhances the image of its existing and new products. The image and reputation of the Company’s products and services may be impacted for various reasons including litigation, complaints from regulatory bodies resulting from quality failure, illness or other health concerns. Such concerns, even when unsubstantiated, could be harmful to the Company’s image and the reputation of its products. From time to time, the Company may receive complaints from customers regarding products purchased from the Company. The Company may in the future receive correspondence from customers requesting reimbursement. Certain dissatisfied customers may threaten legal action against the Company if no reimbursement is made. The Company may become subject to product liability lawsuits from customers alleging injury because of a purported defect in products or sold by the Company, claiming substantial damages and demanding payments from the Company. The Company is in the chain of title when it manufactures, supplies or distributes products, and therefore is subject to the risk of being held legally responsible for them. These claims may not be covered by the Company’s insurance policies. Any resulting litigation could be costly for the Company, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on the Company’s business, results of operations, and financial condition. Any negative publicity generated as a result of customer complaints about the Company’s products could damage the Company’s reputation and diminish the value of the Company’s brand, which could have a material adverse effect on the Company’s business, results of operations, and financial condition, as well as your investment. Deterioration in the Company’s brand equity (brand image, reputation and product quality) may have a material adverse effect on its consolidated financial results as well as your investment.

If we are unable to protect effectively our intellectual property, we may not be able to operate our business, which would impair our ability to compete.

Our success will depend on our ability to obtain and maintain meaningful intellectual property protection for any such intellectual property. The names and/or logos of Company brands (whether owned by the Company or licensed to us) may be challenged by holders of trademarks who file opposition notices, or otherwise contest trademark applications by the Company for its brands. Similarly, domains owned and used by the Company may be challenged by others who contest the ability of the Company to use the domain name or URL. Such challenges could have a material adverse effect on the Company’s consolidated financial results as well as your investment.

Computer, website or information system breakdown could affect the Company’s business.

Computer, website and/or information system breakdowns as well as cyber security attacks could impair the Company’s ability to service its customers leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on the Company’s consolidated financial results as well as your investment.

Changes in the economy could have a detrimental impact on the Company.

Changes in the general economic climate could have a detrimental impact on consumer expenditure and therefore on the Company’s revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may adversely affect customers’ confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on the Company’s consolidated financial results and on your investment.

The amount of capital the company is attempting to raise in this offering is not enough to sustain the Company’s current business plan.

In order to achieve the Company’s near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause you to lose all or a portion of your investment.

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Additional financing may be necessary for the implementation of our growth strategy.

The Company may require additional debt and/or equity financing to pursue our growth and business strategies. These include but are not limited to enhancing our operating infrastructure and otherwise responding to competitive pressures. Given our limited operating history and existing losses, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to us.

The Company’s business model is evolving.

The Company’s business model is unproven and is likely to continue to evolve. Accordingly, the Company’s initial business model may not be successful and may need to be changed. The Company’s ability to generate significant revenues will depend, in large part, on the Company’s ability to successfully market the Company’s products to potential users who may not be convinced of the need for the Company’s products and services or who may be reluctant to rely upon third parties to develop and provide these products. The Company intends to continue to develop the Company’s business model as the Company’s market continues to evolve.

The Company needs to increase brand awareness.

Due to a variety of factors, the Company’s opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of the Company’s brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the Company’s market increases. Successfully promoting and positioning the Company’s brand, products and services will depend largely on the effectiveness of the Company’s marketing efforts. Therefore, the Company may need to increase the Company’s financial commitment to creating and maintaining brand awareness. If the Company fails to successfully promote the Company’s brand name or if the Company incurs significant expenses promoting and maintaining the Company’s brand name, it would have a material adverse effect on the Company’s consolidated results of operations.

The Company faces competition in the Company’s markets from a number of large and small companies, some of which have greater financial, research and development, production and other resources than does the company.

In many cases, the Company’s competitors have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial, technical and marketing resources. The Company’s ability to compete depends, in part, upon a number of factors outside the Company’s control, including the ability of the Company’s competitors to develop alternatives that are superior. If the Company fails to successfully compete in its markets, or if the Company incurs significant expenses in order to compete, it would have a material adverse effect on the Company’s consolidated results of operations.

A data security breach could expose the Company to liability and protracted and costly litigation and could adversely affect the Company’s reputation and operating revenues.

To the extent that the Company’s activities involve the storage and transmission of confidential information, the Company and/or third-party processors will receive, transmit and store confidential customer and other information. Encryption software and the other technologies used to provide security for storage, processing and transmission of confidential customer and other information may not be effective to protect against data security breaches by third parties. The risk of unauthorized circumvention of such security measures has been heightened by advances in computer capabilities and the increasing sophistication of hackers. Improper access to the Company’s or these third parties’ systems or databases could result in the theft, publication, deletion or modification of confidential customer and other information. A data security breach of the systems on which sensitive account information is stored could lead to fraudulent activity involving the Company’s products and services, reputational damage, and claims or regulatory actions against us. If the Company issued in connection with any data security breach, the Company could be involved in protracted and costly litigation. If unsuccessful in defending that litigation, the Company might be forced to pay damages and/or change the Company’s business practices or pricing structure, any of which could have a material adverse effect on the Company’s operating revenues and profitability. The Company would also likely have to pay fines, penalties and/or other assessments imposed as a result of any data security breach.

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The Company depends on third-party providers for a reliable internet infrastructure and the failure of these third parties, or the internet in general, for any reason would significantly impair the Company’s ability to conduct its business.

The Company will outsource some or all of its online presence and data management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. These third-party facilities require uninterrupted access to the Internet. If the operation of the servers is interrupted for any reason, including natural disaster, financial insolvency of a third-party provider, or malicious electronic intrusion into the data center, its business would be significantly damaged. As has occurred with many Internet-based businesses, the Company may be subject to ‘denial-of-service’ attacks in which unknown individuals bombard its computer servers with requests for data, thereby degrading the servers’ performance. The Company cannot be certain it will be successful in quickly identifying and neutralizing these attacks. If either a third-party facility failed, or the Company’s ability to access the Internet was interfered with because of the failure of Internet equipment in general or if the Company becomes subject to malicious attacks of computer intruders, its business and operating results will be materially adversely affected.

We expect to incur substantial expenses to meet our reporting obligations as a public company. In addition, failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting and could harm our ability to manage our expenses.

We estimate that it will cost approximately $150,000 annually to maintain the proper management and financial controls for our filings required as a public reporting company. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our stock price and adversely affect our ability to raise capital.

We have a limited operating history and if we are not successful in continuing to grow our business, then we may have to scale back or even cease ongoing business operations.

We are in the “developmental” stage of business and have yet to commence any substantive commercial operations. We have limited history of revenues from operations. We have yet to generate positive earnings and there can be no assurance that we will ever operate profitably. We have a limited operating history and must be considered in the developmental stage. Success is significantly dependent on a successful drilling, completion and production program. Operations will be subject to all the risks inherent in the establishment of a developing enterprise and the uncertainties arising from the absence of a significant operating history. We may be unable to locate recoverable reserves or operate on a profitable basis. We are in the developmental stage and potential investors should be aware of the difficulties normally encountered by enterprises in this stage. If the business plan is not successful, and we are not able to operate profitably, investors may lose some or all of their investment in the Company.

Risk to Our Common Stock and Offering

If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board which would limit the ability of broker-dealers to sell our securities in the secondary market.

Companies trading on the Over-the-Counter (OTC) Bulletin Board must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTC Bulletin Board. As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market. In addition, we may be unable to get relisted on the OTC Bulletin Board, which may have an adverse material effect on the Company.

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Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

●	the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and

●	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

We do not expect to pay dividends in the future; any return on investment may be limited to the value of our common stock.

We do not currently anticipate paying cash dividends in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant. Our current intention is to apply net earnings, if any, in the foreseeable future to increasing our capital base and development and marketing efforts. There can be no assurance that the Company will ever have sufficient earnings to declare and pay dividends to the holders of our common stock, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if its stock price appreciates.

Authorization of preferred stock.

Our Certificate of Incorporation, as amended, authorizes the issuance of up to 5,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. As of December 31, 2024le, we have authorized and issued 52,000 and 52,000 shares (Series B Preferred Stock), respectively, of Preferred stock. Please see NOTE J - CAPITAL STOCK for further information.

The Shares are an illiquid investment and transferability of the Shares is subject to significant restriction.

There are substantial restrictions on the transfer of the Shares. Therefore, the purchase of the Shares must be considered a long-term investment acceptable only for prospective investors who are willing and can afford to accept and bear the substantial risk of the investment for an indefinite period of time. There is not a public market for the resale of the Shares. A prospective investor, therefore, may not be able to liquidate its investment, even in the event of an emergency, and Shares may not be acceptable as collateral for a loan.

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The market price for our common stock may be particularly volatile given our status as a relatively unknown company, with a limited operating history and lack of profits which could lead to wide fluctuations in our share price. You may be unable to sell your common stock at or above your purchase price, which may result in substantial losses to you.

Our stock price may be particularly volatile when compared to the shares of larger, more established companies that trade on a national securities exchange and have large public floats. The volatility in our share price will be attributable to a number of factors. First, our common stock will be compared to the shares of such larger, more established companies, sporadically and thinly traded. As a consequence of this limited liquidity, the trading of relatively small quantities of shares by our shareholders may disproportionately influence the price of those shares in either direction. The price for our shares could decline precipitously in the event that a large number of shares of our common stock are sold on the market without commensurate demand. Second, we are a speculative or “risky” investment due to our limited operating history and lack of profits to date, and uncertainty of future market acceptance for our potential products. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a larger, more established company that trades on a national securities exchange and has a large public float. Many of these factors are beyond our control and may decrease the market price of our common stock, regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our common stock will be at any time. Moreover, the OTC Bulletin Board is not a liquid market in contrast to the major stock exchanges. We cannot assure you as to the liquidity or the future market prices of our common stock if a market does develop. If an active market for our common stock does not develop, the fair market value of our common stock could be materially adversely affected.

Existing stockholders will experience significant dilution from our sale of shares under potential Securities Purchase Agreements.

The sale of shares pursuant to any Securities Purchase Agreements executed by the Company in the future will have a dilutive impact on our stockholders. As a result, the market price of our common stock could decline significantly, as we sell shares pursuant to the Securities Purchase Agreement. In addition, for any particular advance, we will need to issue a greater number of shares of common stock under the Securities Purchase Agreement as our stock price declines. If our stock price is lower, then our existing stockholders would experience greater dilution.

The Company May Issue Shares of Preferred Stock with Greater Rights than Common Stock.

The Company’s charter authorizes the Board of Directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from holders of the Company’s common stock. Any preferred stock that is issued may rank ahead of the Company’s common stock in terms of dividends, priority and liquidation premiums and may have greater voting rights than the Company’s common stock.

Being a Public Company Significantly Increases the Company’s Administrative Costs.

The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and listing requirements subsequently adopted by the NYSE Amex in response to Sarbanes-Oxley, have required changes in corporate governance practices, internal control policies and audit committee practices of public companies. Although the Company is a relatively small public company, these rules, regulations, and requirements for the most part apply to the same extent as they apply to all major publicly traded companies. As a result, they have significantly increased the Company’s legal, financial, compliance and administrative costs, and have made certain other activities more time consuming and costly, as well as requiring substantial time and attention of our senior management. The Company expects its continued compliance with these and future rules and regulations to continue to require significant resources. These rules and regulations also may make it more difficult and more expensive for the Company to obtain director and officer liability insurance in the future and could make it more difficult for it to attract and retain qualified members for the Company’s Board of Directors, particularly to serve on its audit committee.

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Our shares are subject to the U.S. “Penny Stock” Rules and investors who purchase our shares may have difficulty re-selling their shares as the liquidity of the market for our shares may be adversely affected by the impact of the “Penny Stock” Rules.

Our stock is subject to U.S. “Penny Stock” rules, which may make the stock more difficult to trade on the open market. Our common shares are not currently traded on the OTC Bulletin Board, but it is the Company’s plan that the common shares be quoted on the OTC Bulletin Board. A “penny stock” is generally defined by regulations of the U.S. Securities and Exchange Commission (“SEC”) as an equity security with a market price of less than US$5.00 per share. However, an equity security with a market price under US $5.00 will not be considered a penny stock if it fits within any of the following exceptions:

(i)	the equity security is listed on NASDAQ or a national securities exchange;

(ii)	the issuer of the equity security has been in continuous operation for less than three years, and either has (a) net tangible assets of at least US $5,000,000, or (b) average annual revenue of at least US $6,000,000; or

(iii)	the issuer of the equity security has been in continuous operation for more than three years and has net tangible assets of at least US $2,000,000.

Our common stock does not currently fit into any of the above exceptions.

If an investor buys or sells a penny stock, SEC regulations require that the investor receive, prior to the transaction, a disclosure explaining the penny stock market and associated risks. Furthermore, trading in our common stock will be subject to Rule 15g-9 of the Exchange Act, which relates to non-NASDAQ and non-exchange listed securities. Under this rule, broker/dealers who recommend our securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to a transaction prior to sale. Securities are exempt from this rule if their market price is at least $5.00 per share. Since our common stock is currently deemed penny stock regulations, it may tend to reduce market liquidity of our common stock, because they limit the broker/dealers’ ability to trade, and a purchaser’s ability to sell, the stock in the secondary market.

The low price of our common stock has a negative effect on the amount and percentage of transaction costs paid by individual shareholders. The low price of our common stock also limits our ability to raise additional capital by issuing additional shares. There are several reasons for these effects. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, the Company’s shareholders may pay transaction costs that are a higher percentage of their total share value than if our share price were substantially higher.

Because we can issue additional shares of common stock, purchasers of our common stock may incur immediate dilution and experience further dilution.

We are authorized to issue up to 3,000,000,000 shares of common stock, of which 14,006,859 and 8,814,613 shares of common stock are issued and outstanding as of December 31, 2024 and December 31, 2023, respectively. Our Board of Directors has the authority to cause us to issue additional shares of common stock and to determine the rights, preferences and privileges of such shares, without consent of any of our stockholders. Consequently, the stockholders may experience more dilution in their ownership of our stock in the future.

A reverse stock split may decrease the liquidity of the shares of our common stock.

The liquidity of the shares of our common stock may be affected adversely by a reverse stock split given the reduced number of shares that will be outstanding following a reverse stock split, especially if the market price of our common stock does not increase as a result of the reverse stock split.

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Following a reverse stock split, the resulting market price of our common stock may not attract new investors, including institutional investors, and may not satisfy the investing requirements of those investors. Consequently, the trading liquidity of our common stock may not improve.

Although we believe that a higher market price of our common stock may help generate greater or broader investor interest, we cannot assure you that a reverse stock split will result in a share price that will attract new investors.

You may be diluted by conversions of the Company’s Series B Preferred Stock, convertible notes and exercises of outstanding options and warrants.

As of December 31, 2024, we had (i) four outstanding convertible notes with a total principal amount of $682,768 which is convertible into an indeterminate number of shares of common stock, and (ii) 52,000 shares of our Series B Convertible Preferred Stock convertible into an undetermined number of shares of our common stock. Please see NOTE H – CONVERTIBLE NOTES PAYABLE and NOTE J - CAPITAL STOCK for further information.

The exercise of such options and warrants, conversion of the third-party notes and conversion of our Series B Convertible Preferred Stock will result in further dilution of your investment. In addition, you may experience additional dilution if we issue common stock in the future. As a result of this dilution, you may receive significantly less in net tangible book value than the full purchase price you paid for the shares in the event of liquidation.

Issuances of shares of common stock or securities convertible into or exercisable for shares of common stock following this offering, as well as the exercise of options and warrants outstanding, will dilute your ownership interests and may adversely affect the future market price of our common stock.

The issuance of additional shares of our common stock or securities convertible into or exchangeable for our common stock could be dilutive to stockholders if they do not invest in future offerings. We may seek additional capital through a combination of private and public offerings in the future.

The Company’s shares of common stock are quoted on the OTC Marketplace, which limits the liquidity and price of the Company’s common stock.

The Company’s shares of Common Stock are traded on the OTC Marketplace under the symbol “DGWR.” Quotation of the Company’s securities on the OTC Marketplace limits the liquidity and price of the Company’s Common Stock more than if the Company’s shares of Common Stock were listed on The Nasdaq Stock Market or a national exchange.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our stock.

The Financial Industry Regulatory Authority, Inc. (“FINRA”) has adopted rules requiring that, in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative or low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA has indicated its belief that there is a high probability that speculative or low-priced securities will not be suitable for at least some customers. If these FINRA requirements are applicable to us or our securities, they may make it more difficult for broker-dealers to recommend that at least some of their customers buy our common stock, which may limit the ability of our stockholders to buy and sell our common stock and could have an adverse effect on the market for and price of our common stock.

We are classified as a “smaller reporting company” and we cannot be certain if the reduced disclosure requirements applicable to smaller reporting companies will make our common stock less attractive to investors.

We are a “smaller reporting company.” Specifically, “smaller reporting companies” are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings.

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Because directors and officers currently and for the foreseeable future will continue to control Green Deep Waste, it is not likely that you will be able to elect directors or have any say in the policies of the Company.

Our shareholders are not entitled to cumulative voting rights. Consequently, the election of directors and all other matters requiring shareholder approval will be decided by majority vote. The directors, officers and affiliates of Deep Green Waste beneficially own approximately 99.8% of our outstanding common stock either through direct ownership or through another class of capital stock that may be convertible into shares of our common stock. Due to such significant ownership position held by our insiders, new investors may not be able to effect a change in our business or management, and therefore, shareholders would have no recourse as a result of decisions made by management. Our Chief Executive Officer, Interim Chief Financial Officer and Director, Bill Edmonds, owns all 52,000 issued and outstanding shares of the Company’s Series B Preferred Stock, which has voting rights equal to 20,000 votes for each share of Series B held. As of the date of this filing, Mr. Edmonds would have voting rights equal to 1,042,183,699 shares (1,040,000,000 voting shares through the Series B Preferred Stock and 2,183,699 shares of common stock held) or approximately 99.4 % of the shares available to vote for a matter brought before shareholders.

Since we intend to retain any earnings for development of our business for the foreseeable future, you will likely not receive any dividends for the foreseeable future.

We have never declared or paid any cash dividends or distributions on our capital stock. We currently intend to retain our future earnings to support operations and to finance expansion and therefore we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

ITEM 1B.	UNRESOLVED STAFF COMMENTS.

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information under this item.

ITEM 1C.	CYBERSECURITY.

We acknowledge the increasing importance of cybersecurity in today’s digital and interconnected world. Cybersecurity threats pose significant risks to the integrity of our systems and data, potentially impacting our business operations, financial condition and reputation.

As a smaller reporting company, we currently do not have formalized cybersecurity measures, a dedicated cybersecurity team or specific protocols in place to manage cybersecurity risks. Our approach to cybersecurity is in the developmental stage, and we have not yet conducted comprehensive risk assessments, established an incident response plan or engaged with external cybersecurity consultants for assessments or services.

Given our current stage of cybersecurity development, we have not experienced any significant cybersecurity incidents to date. However, we recognize that the absence of a formalized cybersecurity framework may leave us vulnerable to cyberattacks, data breaches and other cybersecurity incidents. Such events could potentially lead to unauthorized access to, or disclosure of, sensitive information, disrupt our business operations, result in regulatory fines or litigation costs and negatively impact our reputation among customers and partners.

We are in the process of evaluating our cybersecurity needs and developing appropriate measures to enhance our cybersecurity posture. This includes considering the engagement of external cybersecurity experts to advise on best practices, conducting vulnerability assessments and developing an incident response strategy. Our goal is to establish a cybersecurity framework that is commensurate with our size, complexity and the nature of our operations, thereby reducing our exposure to cybersecurity risks.

In addition, our board of directors will oversee any cybersecurity risk management framework and a dedicated committee of our board of directors or an officer appointed by our board of directors will review and approve any cybersecurity policies, strategies and risk management practices.

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Despite our efforts to improve our cybersecurity measures, there can be no assurance that our initiatives will fully mitigate the risks posed by cyber threats. The landscape of cybersecurity risks is constantly evolving, and we will continue to assess and update our cybersecurity measures in response to emerging threats.

For a discussion of potential cybersecurity risks affecting us, please refer to the “Risk Factors” section.

ITEM 2.	PROPERTIES.

Corporate office

Our current office space is located at 3524 Central Pike, #310, Hermitage, TN 37076. We are currently entered into a 61 month lease and we believe we will be at our current office space for the foreseeable future.

Amwaste operations

In conjunction with the Amwaste Asset Acquisition, the Company acquired two storage yards. The first storage yard is located at 4150 Whitlock St., Brunswick, GA 31520 and the monthly rent is $500.00 The second storage yard is located at 288 North Harrington Rd, St. Simons Island, GA 31522 and the monthly rent is $100. There is storage area located at 7171 Hwy 24, Townville, SC 29689 where Amwaste equipment is often serviced and corporate Deep Green Waste & Recycling documents are archived. That rent is $500 per month and like the aforementioned is rented on month-to-month basis with no formal contract. As of March 18, 2024, the assets of Amwaste were sold to Matter Management for $175,000.

Lyell Environmental Services, Inc. operations

In January 2024, Lyell moved its primary operations from 211 Shady Grove Rd to 3524 Central Pike, Suite 310, Hermitage, Tennessee, 37076. The new lease has a 61 month term with a monthly rent of $5,400 per month with provisions for annual increases.

ITEM 3.	LEGAL PROCEEDINGS.

From time to time, we may be a defendant and plaintiff in various legal proceedings arising in the normal course of our business. We are currently not a party to any material pending legal proceedings or government actions, including any bankruptcy, receivership, or similar proceedings. In addition, management is not aware of any known litigation or liabilities involving the operators of our properties that could affect our operations. Should any liabilities be incurred in the future, they will be accrued based on management’s best estimate of the potential loss. As such, there is no adverse effect on our consolidated financial position, results of operations or cash flow at this time. Furthermore, Management of the Company does not believe that there are any proceedings to which any director, officer, or affiliate of the Company, any owner of record of the beneficially or more than five percent of the common stock of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or has a material interest adverse to the Company.

ITEM 4.	MINE SAFETY DISCLOSURES.

None.

PART II

ITEM 5.	MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

The Common Stock of the Company is currently trading on the OTCQB under the symbol “DGWR.” The following information reflects the high and low closing prices of the Company’s common stock on the OTCQB.

Quarterly period	High	Low
Fiscal year ended December 31, 2024:
First Quarter	$0.1259	$0.0220
Second Quarter	$0.1199	$0.0362
Third Quarter	$0.0880	$0.0273
Fourth Quarter	$0.0750	$0.0118

Fiscal year ended December 31, 2023:
First Quarter	$0.5999	$0.1499
Second Quarter	$0.5000	$0.0109
Third Quarter	$0.1200	$0.0221
Fourth Quarter	$0.0700	$0.0130

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Holders

As of December 31, 2024, there were 490 shareholders of record of our common stock.

Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Penny Stock Regulations and Restrictions on Marketability

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a market price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the SEC, that: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) contains a description of the broker’s or dealer’s duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of the securities laws, (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price, (d) contains a toll-free telephone number for inquiries on disciplinary actions, (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks, and (f) contains such other information and is in such form, including language, type size and format, as the SEC shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with (a) bid and offer quotations for the penny stock, (b) the compensation of the broker-dealer and its salesperson in the transaction, (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock, and (d) a monthly account statement showing the market value of each penny stock held in the customer’s account.

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In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement as to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.

These disclosure requirements may have the effect of reducing the trading activity for our common stock. Therefore, stockholders may have difficulty selling their shares of our common stock.

Securities authorized for issuance under equity compensation plans

We have no equity compensation plans and accordingly we have no shares authorized for issuance under an equity compensation plan.

Transfer Agent

The transfer agent and registrar for our common stock is Transfer Online, 512 SE Salmon St., Portland, OR 97214, Tel: (503) 227-2950 Fax: (503) 227-6874.

Recent Sales of Unregistered Securities

During the years ended December 31, 2024 and 2023, each of the below transactions were exempt from the registration requirements of the Securities Act in reliance upon Rule 701 promulgated under the Securities Act, Section 4(a)(2) of the Securities Act or Regulation D promulgated under the Securities Act.

Common Stock

For the Year Ended December 31, 2024

On November 20, 2024, the Company issued a noteholder 626,413 shares of common stock in satisfaction of $18,0000 principal. The $7,244 excess of the $25,244 fair value of the 626,413 shares over the $18,000 liability reduction was charged to loss on conversion of debt in the three months ended December 31, 2024.

On December 18, 2024, the Company issued a noteholder 782,122 shares of common stock in satisfaction of $9,800 principal. The $9,597 excess of the $19,397 fair value of the 782,122 shares over the $9,800 liability reduction was charged to loss on conversion of debt in the three months ended December 31, 2024.

For the Year Ended December 31, 2023

On January 4, 2023, the Company issued a noteholder 57,270 shares of common stock in satisfaction of $13,530 principal. The $20,832 excess of the $34,362 fair value of the 57,270 shares over the $13,530 liability reduction was charged to loss on conversion of debt in the three months ended March 31, 2023.

On January 23, 2023, the Company issued a noteholder 59,048 shares of common stock in satisfaction of $15,500 principal. The $11,071 excess of the $26,571 fair value of the 59,048 shares over the $15,500 liability reduction was charged to loss on conversion of debt in the three months ended March 31, 2023.

On June 20, 2023, the Company effectuated a 1 for 1,500 shares reverse split which reduced the issued and outstanding shares of common stock from 1,896,216,952 shares to 1,264,165 shares. The accompanying financial statements have been retroactively restated to reflect this reverse split stock.

On June 20, 2023, the Company issued a total of 7,270,000 shares of common stock (6,000,000 were issued to the three officers of the Company, 1,270,000 to five key employees of the Company) for services rendered. The $854,225 fair value of the 7,270,000 common shares was charged to operating expenses in the three months ended June 30, 2023.

On June 20, 2023, 280,000 shares of common stock were issued to a consultant for work previously performed. The $22,900 excess of the $32,900 fair value of the 280,000 shares over the $10,000 liability reduction was charged to loss on conversion of debt in the three months ended June 30, 2023.

Preferred Stock

For the year ended December 31, 2024

None

For the year ended December 31, 2023

 None

ITEM 6.	[Reserved]

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes, and other financial information included in this report.

Our Management’s Discussion and Analysis contains not only statements that are historical facts, but also statements that are forward-looking. Forward-looking statements are, by their very nature, uncertain and risky. Forward-looking statements are often identified by words like: “believe”, “expect”, “estimate”, “anticipate”, “intend”, “project” and similar expressions, or words that, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this Annual Report on Form 10-K. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions. These risks and uncertainties include international, national, and local general economic and market conditions; our ability to sustain, manage, or forecast growth; our ability to successfully make and integrate acquisitions; new product development and introduction; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; competition; the loss of significant customers or suppliers; fluctuations and difficulty in forecasting operating results; change in business strategy or development plans; business disruptions; the ability to attract and retain qualified personnel; the ability to protect technology; the risk of foreign currency exchange rate; and other risks that might be detailed from time to time in our filing with the Securities and Exchange Commission. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 10-K.

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Although the forward-looking statements in this annual report on Form 10-K reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by them. Consequently, and because forward-looking statements are inherently subject to risks and uncertainties, the actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. You are urged to carefully review and consider the various disclosures made by us in herein and in our other reports as we attempt to advise interested parties of the risks and factors that may affect our business, financial condition, and results of operations and prospects.

Our financial statements are stated in United States Dollars (USD or US$) and are prepared in accordance with United States Generally Accepted Accounting Principles. All references to “common stock” refer to the common shares in our capital stock.

Overview

Deep Green Waste & Recycling, Inc. (f/k/a Critic Clothing, Inc.) (“Deep Green”, the “Company”, “we”, “us”, or “our”) is a publicly quoted company seeking to create value for its shareholders by seeking to acquire other operating entities for growth in return for shares of our common stock.

The Company was organized as a Nevada Corporation on August 24, 1995 under the name of Evader, Inc. On May 25, 2012, the Company filed its Foreign Profit Corporation Articles of Domestication to change the domicile of the Company from Nevada to Wyoming. On November 4, 2015, the Company filed an Amendment to its Articles of Incorporation to change the name of the Company to Critical Clothing, Inc. and on August 28, 2017 an Amendment was filed to change the Company name to Deep Green Waste & Recycling, Inc.

Deep Green was a full-service waste & recycling company that managed services to and logistics for large commercial properties throughout the continental U.S. The Company served retail malls and shopping centers, multi-family apartment and townhome communities, hospitals, hotels, correctional institutions, office parks and more. Our unique value proposition was in the design and execution of end-to-end waste management programs for our clients. Our programs not only saved money on direct waste disposal, lower administrative costs and equipment costs, but they also provided income from direct recycling rebates. We had a presence in over 30 states across all regions of the United States and served approximately 300 commercial customers.

On August 10, 2017, our majority shareholder and our board of directors approved an amendment to our Articles of Incorporation for the purpose of approving a reverse split of one to one thousand in which each shareholder will be issued one common share in exchange for every one thousand common shares of their currently issued common stock. Prior to approval of the reverse split, we had a total of 99,997,102,862 issued and outstanding shares of common stock, par value $0.0001. On September 27, 2017, the effective date of the reverse split, we had a total of 99,997,102 issued and 90,697,102 outstanding shares of common stock, par value $0.0001.

On August 24, 2017, the Company entered into an Agreement of Conveyance, Transfer and Assignment of Assets and Assumption of Obligations (the “Agreement”) with St. James Capital Management, LLC. Under the terms of the Agreement, the Company transferred and assigned all of the assets of the Company related to its extreme sports apparel design and manufacturing business in exchange for the assumption of certain liabilities and cancellation of 3,000,000,000 shares of common stock of the Company.

On August 24, 2017, the Company entered into a Merger Agreement (the “Merger Agreement”) with Deep Green Acquisition, LLC, a Georgia limited liability company and wholly owned subsidiary of the Company (“Merger Sub”) and Deep Green Waste and Recycling, LLC, a privately held Georgia limited liability company (“Deep Green Waste”). In connection with the closing of this merger transaction, Merger Sub merged with and into Deep Green Waste (the “Merger”) on August 24, 2017, with the filing of Articles of Merger with the Georgia Secretary of State.

On October 1, 2017, the Company acquired Compaction and Recycling Equipment Inc (CARE), a Portland, Oregon based company that sells and services waste and recycling equipment. The Company purchased 100% of the common stock for $902,700, of which $586,890 was paid in cash at closing and a promissory note was executed in the amount of $315,810. The note pays simple interest at the rate of 7% per annum on the outstanding balance due, amortized over forty-eight months and payable in quarterly installments, with the first payment being due on the first day of the first month following 90 days after closing. Please see NOTE G – DEBT for further information.

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On October 1, 2017, the Company acquired Columbia Financial Services Inc (CFSI), a Portland, Oregon based company that finances the purchases of waste and recycling equipment. Deep Green purchased 100% of the common stock for $597,300, of which $418,110 was paid in cash at closing and a promissory note was executed in the amount of $179,190. The note pays simple interest at the rate of 7% per annum on the outstanding balance due, amortized over forty-eight months and payable in quarterly installments, with the first payment being due on the first day of the first month following 90 days after closing. Please see NOTE G – DEBT for further information.

On August 7, 2018, the Company entered into an Agreement of Conveyance, Transfer and Assignment of Subsidiaries and Assumption of Obligations (the “Agreement”) with Mirabile Corporate Holdings, Inc. Under the terms of the Agreement, the Company transferred all capital stock of its two wholly owned subsidiaries, Compaction and Recycling Equipment, Inc. and Columbia Financial Services, Inc., to Mirabile Corporate Holdings, Inc. in exchange for the assumption and cancellation of certain liabilities.

On February 8, 2021, the Company, through its wholly owned subsidiary DG Research, Inc. (the “Buyer”), entered into an Asset Purchase Agreement (the “Agreement”) with Amwaste, Inc. (the “Seller”). Under the terms of the Agreement, the Buyer has agreed to purchase from the Seller certain assets (the “Assets”) utilized in the Seller’s waste management business located in Glynn County, Georgia. In consideration for the purchase of the Assets, the Buyer shall pay the seller $150,000 and issue the Seller 2,000,000 shares of the Company’s restricted common stock. The Buyer shall remit $50,000 at Closing and shall issue the Seller a Promissory Note (the “Note”) in the amount of $110,000. The Note principal shall be reduced by $10,000 if the Note is paid in full on or before March 8, 2021. The Note is secured by the Assets purchased through the Agreement. The transaction closed on February 11, 2021. At Closing, the Buyer remitted the $50,000 payment. On February 16, 2021, the Company issued the Seller the 2,000,000 shares of restricted common stock.

On July 11, 2021, the Company’s Board unanimously approved an Amendment to our Articles of Incorporation (the “Authorized Share Amendment”) to increase the number of authorized shares of Common Stock of the Company from 250,000,000 to 500,000,000 and to increase the number of authorized shares of Preferred Stock of the Company from 2,000,000 to 5,000,000 with the Board maintaining the discretion of whether or not to implement the increase in authorized shares of Common and Preferred Stock. On July 11, 2021, the Majority Stockholders delivered an executed written consent in lieu of a special meeting (the “Stockholder Consent”) authorizing and approving the Authorized Share Amendment and the increase in authorized shares of Common and Preferred Stock.

On August 11, 2021, the Company entered into a Securities Purchase Agreement (the “Agreement”) with Jeremy Lyell (the “Shareholder”) and Lyell Environmental Services, Inc. (hereinafter “LES”). On October 19, 2021, the Company closed on the Securities Purchase Agreement (the “Agreement”) with Jeremy Lyell (the “Shareholder”). In consideration for the purchase of all Lyell Environmental Services, Inc. shares from the Shareholder, the Company was to pay the Shareholder (i) $50,000 upon execution of the Agreement that was held in escrow, (ii) $1,300,000 at Closing, and (iii) 2,000,000 shares of the Company’s common stock. Under the amended Agreement (the “Amended Agreement”), the Company paid to the Shareholder (i) the $50,000 paid upon execution of the Agreement and that was held in escrow, (ii) $1,000,000 at Closing, and (iii) 2,000,000 shares of the Company’s common stock. The Company also issued the Shareholder a Promissory Note (the “Promissory Note”) in the amount of $186,537.92. The Promissory Note accrues interest at 7% per annum and is due on December 18, 2021. The transaction closed on October 19, 2021. The Company made a payment of $140,000 on March 7, 2022 against the Promissory Note. At December 31, 2024, the remaining amount due is $23,156.

On March 20, 2024, Deep Green Waste & Recycling, Inc. and its subsidiary DG Research Inc. dba AMWASTE (“DGRI”), along with Tyler’s Couch, LLC, a single member LLC owned by Bill Edmonds, Deep Green’s Chairman and CEO, (collectively, the “Sellers”) completed the sale of substantially all of the assets of DGRI to Amwaste of Georgia, LLC (“Buyer”) for a total purchase price of $185,000. The sale included DGRI’s business assets, equipment, contracts, leases, and intellectual property related to its waste management business located in Glynn County, Georgia. The purchase price was allocated $175,000 to Deep Green and $10,000 to Tyler’s Couch, LLC.

Results of Operations

	December 31, 2024	December 31, 2023	$ Change	% Change
Gross revenue	$1,081,615	$2,682,762	$1,601,147	-59%
Cost of Sales	255,665	637,608	381,943	-60%
Gross Profit	825,950	2,045,694	1,219,744	-60%
Operating Expenses	1,789,346	2,305,009	515,663	-22%
Loss from Operations	(963,396)	(259,314)	704,082	272%
Other income (expense)	426,718	(430,826)	857,544	199%
Income(Loss) from continuing operations	(1,151,820)	(635,771)	(515,593)	81%
Income(Loss) from discontinued operations	(46,990)	(54,369)	6,923	12%
Net income (loss)	(1,390,114)	(690,140)	(699,974)	101%
Net loss per share - basic and diluted	$(0.08)	$(0.14)	$0.06	-%

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Operating Revenues

Since our inception on August 24, 1995, we have generated minimal revenue from our operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including the financial risks associated with the limited capital resources currently available to us and risks associated with the implementation of our business strategies.

For the years ended December 31, 2024 and 2023, we generated $1,081,615 and $2,682,762 in revenue, respectively.

Gross Profit

Our Gross Profit was $825,950 and $2,045,694 for the years ended December 31, 2024 and 2023, respectively.

We anticipate that our cost of revenues will increase in 2025 and for the foreseeable future as we expand our operations in the waste and recycling sector.

Operating Expenses and Net Loss

Our operating expenses were $1,789,346 and $2,305,009 for the years ended December 31, 2024 and 2023, respectively.

We incurred $19,945 and $23,285 in advertising expenses during fiscal years 2024 and 2023, respectively.

We incurred $458,000 and $217,200 in officer compensation during fiscal years 2024 and 2023, respectively. The Company anticipates that it will need to expand its management team with future acquisitions or joint ventures.

Loss from Operations

The Company’s loss from operations increased to $963,396 for the year ended December 31, 2024 from $259,314 in 2023, an increase of $704,082.

Other Income (Expenses)

Other income (expenses) $426,718 included a recognized gain resulting largely from the sale of Amwaste operations for the year ended December 31, 2024, as compared to ($430,826) the year ended December 31, 2023.

Net Income (Loss)

For the fiscal year ended 2024, our net loss increased to ($1,390,114), as compared to a net loss of ($690,140) for the year ended December 31, 2023, a loss increase of $699,974.

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Liquidity and Capital Resources

Working Capital

	Year ended December 31, 2024	Year ended December 31, 2023
Current Assets	189,441	1,193,986
Current Liabilities	4,832,646	5,421,072
Working Capital (Deficit)	(4,643,205)	(4,227,086)

At December 31, 2024, the Company had cash of $72,842 and total current assets of $189,441 compared with cash of $318,441 and total current assets of $1,193,986 at December 31, 2023. Current asset decline driven largely by the decrease in Accounts Receivable and Cash as the result of not having a large project in play at year end such as the Oxford House project that was being worked at the end of 2023.

At December 31, 2024, the Company had total current liabilities of $4,832,646 compared to $5,421,072 at December 31, 2023. The increase in liabilities is due to decreases in accrued interest and derivative liabilities.

The overall working capital deficit improved from $4,227,086 at December 31, 2023 to $4,044,760 at December 31, 2024, an improvement of $182,326 as increases in assets outpaced liabilities.

Cash Flows

	Year ended December 31, 2024	Year ended December 31, 2023
Cash Flows from (used in) Operating Activities	41,446	253,414
Cash Flows from (used in) Investing Activities	135,213	51,585
Cash Flows from (used in) Financing Activities	(426,442)	(23,174)
Net Increase in Cash During Period	(249,783)	281,825

Cashflow from Operating Activities

During the year ended December 31, 2024, the Company generated cash of $41,446 in operating activities compared to cash generated of $253,414 from operating activities for the year ended December 31, 2023. The decrease in cash generated from operating activities was largely attributable to a decrease in profitable projects.

Cashflow from Investing Activities

During the year ended December 31, 2024, the increase of cash for investing activities was the result of the sale of Amwaste operations.

Cashflow from Financing Activities

During the year ended December 31, 2024, cash used by financing activities was $426,442 During the year ended December 31, 2024, the Company repaid $351,000 of notes payable and $75,000 of other debt.

We currently have no external sources of liquidity, such as arrangements with credit institutions or off-balance sheet arrangements that will have or are reasonably likely to have a current or future effect on our financial condition or immediate access to capital.

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We are dependent on our product sales to fund our operations and may require the sale of additional common stock to maintain operations. Our officers and directors have made no written commitments with respect to providing a source of liquidity in the form of cash advances, loans, and/or financial guarantees.

If we are unable to raise the funds required to fund our operations, we will seek alternative financing through other means, such as borrowings from institutions or private individuals. There can be no assurance that we will be able to raise the capital we need for our operations from the sale of our securities. We have not located any sources for these funds and may not be able to do so in the future. We expect that we will seek additional financing in the future. However, we may not be able to obtain additional capital or generate sufficient revenues to fund our operations. If we are unsuccessful at raising sufficient funds, for whatever reason, to fund our operations, we may be forced to cease operations. If we fail to raise funds, we expect that we will be required to seek protection from creditors under applicable bankruptcy laws.

Convertible Debentures

(i)	On July 2, 2021, the Company entered into a Securities Purchase Agreement (“SPA”) with Labrys Fund, LP (“Labrys”) and issued Labrys a Promissory Note (the “Note”) in the amount of One Hundred Thousand and NO/100 Dollars ($100,000). The Note was convertible, in whole or in part, at any time and from time to time before maturity (July 2, 2022) at the option of the holder at the Conversion Price that shall equal $0.015. Holder was entitled to deduct $1,750.00 from the conversion amount in each Notice of Conversion to cover Holder’s fees associated with each Notice of Conversion. The Note had a term of one (1) year and bore interest at 12% annually. The transaction closed on July 2, 2021. As part and parcel of the foregoing transaction, Labrys was issued a warrant granting the holder the right to purchase up to 5,000,000 shares of the Company’s common stock at an exercise price of $0.02 for a term of 5-years. On July 8, 2021, the Company issued Labrys 1,000,000 shares of common stock as Commitment Shares as per the terms of the SPA.

(ii)	On October 14, 2021, the Company (the “Borrower”) entered into a Note Purchase Agreement (“NPA”) with each of BHP Capital NY Inc. and Quick Capital, LLC (together, the “Investors”) and issued each of the Investors a Secured Convertible Promissory Note (the “Note”) in the amount of Six Hundred Sixty-Six Thousand Six Hundred Sixty-Seven and NO/100 Dollars ($666,667). The Note is convertible, in whole or in part, at any time and from time to time before maturity (October 14, 2022) at the option of the holder at the Fixed Conversion Price that shall be the lesser of: (a) $0.01 or (b) 70% multiplied by the Market Price (as defined herein) (representing a discount rate of 30%) (the “Fixed Conversion Price”). “Market Price” means the average of the two lowest Closing Prices (as defined below) for the Common Stock during the twenty (20) Trading Day period ending on the latest complete Trading Day prior to the Conversion Date “Trading Day” shall mean any day on which the Common Stock is tradable for any period on the OTCBB, OTCQB or on the principal securities exchange or other securities market on which the Common Stock is then being quoted or traded. To the extent the Conversion Price of the Borrower’s Common Stock closes below the par value per share, the Borrower will take all steps necessary to solicit the consent of the stockholders to reduce the par value of the Common Stock to the lowest value possible under law. The Borrower agrees to honor all conversions submitted pending this adjustment. If the shares of the Borrower’s Common Stock have not been delivered within three (3) business days to the Holder, the Notice of Conversion may be rescinded by the Holder. If the Trading Price cannot be calculated for such security on such date in the manner provided above, the Trading Price shall be the fair market value as mutually determined by the Borrower and the Holder for which the calculation of the Trading Price is required in order to determine the Conversion Price of such Notes. If at any time the Conversion Price as determined hereunder for any conversion would be less than the par value of the Common Stock, then at the sole discretion of the Holder, the Conversion Price hereunder may equal such par value for such conversion and the Conversion Amount for such conversion may be increased to include Additional Principal, where “Additional Principal” means such additional amount to be added to the Conversion Amount to the extent necessary to cause the number of conversion shares issuable upon such conversion to equal the same number of conversion shares as would have been issued had the Conversion Price not been adjusted by the Holder to the par value price. The Note has a term of one (1) year and bears interest at 10% annually. As part and parcel of the foregoing transaction, each of the Investors was issued 2,298,852 shares of common stock as Commitment shares and a warrant (the “Warrant”) granting the holder the right to purchase up to 66,666,667 shares of the Company’s common stock at an exercise price of $0.015 for a term of 5-years. The transaction closed on October 19, 2021. As of December 31, 2023, $189,388 principal plus $0 interest were due on the Quick Capital Note.

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(iii)	On October 14, 2021, the Company (the “Borrower”) entered into a Note Purchase Agreement (“NPA”) with each of BHP Capital NY Inc. and Quick Capital, LLC (together, the “Investors”) and issued each of the Investors a Secured Convertible Promissory Note (the “Note”) in the amount of Six Hundred Sixty-Six Thousand Six Hundred Sixty-Seven and NO/100 Dollars ($666,667). The Note is convertible, in whole or in part, at any time and from time to time before maturity (October 14, 2022) at the option of the holder at the Fixed Conversion Price that shall be the lesser of: (a) $0.01 or (b) 70% multiplied by the Market Price (as defined herein) (representing a discount rate of 30%) (the “Fixed Conversion Price”). “Market Price” means the average of the two lowest Closing Prices (as defined below) for the Common Stock during the twenty (20) Trading Day period ending on the latest complete Trading Day prior to the Conversion Date “Trading Day” shall mean any day on which the Common Stock is tradable for any period on the OTCBB, OTCQB or on the principal securities exchange or other securities market on which the Common Stock is then being quoted or traded. To the extent the Conversion Price of the Borrower’s Common Stock closes below the par value per share, the Borrower will take all steps necessary to solicit the consent of the stockholders to reduce the par value of the Common Stock to the lowest value possible under law. The Borrower agrees to honor all conversions submitted pending this adjustment. If the shares of the Borrower’s Common Stock have not been delivered within three (3) business days to the Holder, the Notice of Conversion may be rescinded by the Holder. If the Trading Price cannot be calculated for such security on such date in the manner provided above, the Trading Price shall be the fair market value as mutually determined by the Borrower and the Holder for which the calculation of the Trading Price is required in order to determine the Conversion Price of such Notes. If at any time the Conversion Price as determined hereunder for any conversion would be less than the par value of the Common Stock, then at the sole discretion of the Holder, the Conversion Price hereunder may equal such par value for such conversion and the Conversion Amount for such conversion may be increased to include Additional Principal, where “Additional Principal” means such additional amount to be added to the Conversion Amount to the extent necessary to cause the number of conversion shares issuable upon such conversion to equal the same number of conversion shares as would have been issued had the Conversion Price not been adjusted by the Holder to the par value price. The Note has a term of one (1) year and bears interest at 10% annually. As part and parcel of the foregoing transaction, each of the Investors was issued 2,298,852 shares of common stock as Commitment shares and a warrant (the “Warrant”) granting the holder the right to purchase up to 66,666,667 shares of the Company’s common stock at an exercise price of $0.015 for a term of 5-years. The transaction closed on October 19, 2021. As of December 31, 2024, $219,900 principal plus $0 interest were due on the BHP Note.

(iv)	On February 28, 2022, the Company (the “Borrower”) entered into a Note Purchase Agreement (“NPA”) with each of BHP Capital NY Inc. and Quick Capital, LLC (together, the “Investors”) and issued each of the Investors a Secured Convertible Promissory Note (the “Note”) in the amount of One Hundred Eighty-Seven Thousand Five Hundred and NO/100 Dollars ($187,500). The Notes have a term of one (1) year (“Maturity Date” of February 28, 2023) and shall have a one-time interest charge of ten percent (10%). The Borrower is to repay each Note with monthly payments as follows: (i) beginning on the four-month anniversary of the issue date, the Borrower is to pay $4,489.92 per month for months four through eleven, and (ii) then a balloon payment in the amount of $170,330.64 on the Maturity Date. The Notes are convertible into shares of Common Stock at any time after an Event of Default in any portion at the Default Conversion Price, in the sole discretion of the Holder. The “Default Conversion Price” shall mean $0.0005 per share. To the extent the Conversion Price of the Borrower’s Common Stock closes below the par value per share, the Borrower will take all steps necessary to solicit the consent of the stockholders to reduce the par value of the Common Stock to the lowest value possible under law. The Borrower agrees to honor all conversions submitted pending this adjustment. If the shares of the Borrower’s Common Stock have not been delivered within three (3) business days to the Holder, the Notice of Conversion may be rescinded by the Holder. If at any time the Conversion Price as determined hereunder for any conversion would be less than the par value of the Common Stock, then at the sole discretion of the Holder, the Conversion Price hereunder may equal such par value for such conversion and the Conversion Amount for such conversion may be increased to include Additional Principal, where “Additional Principal” means such additional amount to be added to the Conversion Amount to the extent necessary to cause the number of conversion shares issuable upon such conversion to equal the same number of conversion shares as would have been issued had the Conversion Price not been adjusted by the Holder to the par value price. The transaction closed on March 2, 2022.

Notes in General

The Convertible Notes are convertible into shares of common stock of the Company based upon a discount to the market price. The conversion terms of these Convertible Notes are based upon a discount to the then-prevailing average of the lowest trading bid prices (as described above for each separate note) and, as a result, the lower the stock price at the time the holders convert the Convertible Notes, the more shares of our common stock the holders will receive. The number of shares of common stock issuable upon conversion of these Convertible Notes is indeterminate. If the trading price of our common stock is lower when the conversion price of these Convertible Notes is determined, we would be required to issue a higher number of shares of our common stock, which could cause substantial dilution to our stockholders. In addition, if the holders opt to convert these Convertible Notes into shares of our common stock and sell those shares it could result in an imbalance of supply and demand for our common stock and resulting in lower trading prices for our common stock as reported by the OTC Pink. The further our stock price declines, the further the adjustment of the conversion price will fall and the greater the number of shares we will have to issue upon conversion.

In addition, the number of shares issuable upon conversion of the Convertible Note is potentially limitless. While the overall ownership of each individual Holder at any one moment may be limited to 9.99% of the issued and outstanding shares of our common stock, each holder may be free to sell any shares into the market that have previously been issued to them, thereby enabling them to convert the remaining portion of these Convertible Notes.

ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information under this item.

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ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Deep Green Waste & Recycling, Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Deep Green Waste & Recycling, Inc. (the “Company”) as of December 31, 2024 and the related consolidated statement of operations, stockholders’ (deficiency), and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of Deep Green Waste & Recycling, Inc. as of December 31, 2024, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The financial statements of the Company for the year ended December 31, 2023, were audited by another auditor. We were not engaged to audit, review, or apply any procedures to those financial statements and, accordingly, we do not express an opinion or any other form of assurance on them.

Going Concern Uncertainty

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note N to the financial statements, the Company’s present financial situation raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note N. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

/s/ HHL LLP

July 20, 2025

New York, NY

We have served as the Company’s auditor since 2025.

F-1

DEEP GREEN WASTE & RECYCLING, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2023

ASSETS
Current assets:
Cash	$72,842	$318,441
Accounts receivable, net of allowance for doubtful accounts of $24,387 at December 31, 2024 and $75,105 at December 31, 2023	113,716	855,633
Prepaid expenses and other current assets	2,884	19,912
Total current assets	189,441	1,193,986

Property and equipment, net	23,959	138,494
Goodwill and Intangible assets, net	510,103	786,062
Right of use Asset	204,507	-
Deposits	8,457	3,000
Total other assets	747,025	927,556
Total assets	$936,467	$2,121,542

LIABILITIES

Current liabilities:
Current portion of debt	$443,907	$575,077
Secured notes and convertible notes payable, net of debt discounts of $0 and $62,500 at December 31, 2024 and December 31, 2023, respectively	682,768	971,788
Current portion of operating lease liabilities	57,207	-
Accounts payable	2,901,424	3,028,905
Accrued expenses	276,207	265,569
Deferred compensation	256,129	102,286
Accrued interest	131,356	200,279
Customer deposits payable	62,986	62,986
Derivative liability	21,945	214,702
Total current liabilities	4,833,929	5,421,592

Long-term liabilities:
Long-term portion of debt	-	-
Long- term portion of operating lease liabilities	147,298	-
Total long-term liabilities	147,298	-

Total liabilities	4,981,227	5,421,592

STOCKHOLDERS’ DEFICIT

Common stock, $0.0001 and $0.0001 par value; 3,000,000,000 and 3,000,000,000 and shares authorized; 14,006,859 and 8,814,613 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	1,401	881
Preferred Stock, $0.0001 and $0.0001 par value, $1 and $1 per share stated value, 5,000,000 and 5,000,000 shares authorized; 52,000 and 52,000 shares of Series B Convertible Preferred Stock issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	52,000	52,000
Additional paid-in capital	9,976,006	9,708,646
Accumulated deficit	(14,074,167)	(13,061,577)

Total stockholders’ deficit	(4,044,760)	(3,300,050)

Total liabilities and stockholders’ deficit	$936,467	$2,121,542

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-2

DEEP GREEN WASTE & RECYCLING, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2024 and 2023

	December 31, 2024	December 31, 2023

Revenues	$1,081,615	$2,682,762

Cost of revenues	255,665	637,068

Gross profit	825,950	2,045,694

Operating expenses:
Officer and director compensation (including stock-based compensation of $87,008 and $854,225, respectively)	458,000	1,071,425
Professional and consulting (including stock-based compensation of $0 and $28,098, respectively)	110,994	100,395
Provision for doubtful accounts	(49,001)	70,827
Other selling, general and administrative	1,014,072	784,855
Depreciation of property and equipment	25,505	39,039
Amortization of intangible assets	229,776	238,467
Total operating expenses	1,789,346	1,442,021

Operating (loss)	(963,396)	(259,314)

Other income/(expense):
Derivative liability (expense) income	192,757	(101,993)
Interest expense (including amortization of debt discounts of $62,500 and $1,104,017, respectively)	(241,655)	(319,966)
Income (Loss) from Discontinued Operations	(46,990)	45,647
Gain (Loss) on write off of liabilities from discontinued operations	(377,524)	-
Gain (Loss) on conversions of debt	(16,841)	(54,803)
Gain on Sale of assets of Amwaste	26,388	-
Gain (Loss) Other	37,147	289
Total other (expense)	(426,718)	(430,826)

Net (loss)	$(1,390,114)	$(690,140)

Net loss per common share:
Basic and diluted net loss per common share	$(0.10)	$(0.14)
Basic and diluted weighted-average common shares outstanding	14,006,859	5,055,555

The accompanying notes are an integral part of these consolidated financial statements.

F-3

DEEP GREEN WASTE & RECYCLING, INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ (DEFICIENCY)

For the years ended December 31, 2024 and 2023:

	Preferred stock		Common Stock		Paid in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balances at December 31, 2023	52,000	$52,000	8,814,613	$881	$9,708,646	$(13,061,577)	$(3,300,050)

Issuance of common stock to officers and directors in satisfaction of accrued expenses			3,783,711	379	222,860	0	223,239

Issuance of shares for note conversion 11/20/2024			626,413	63	25,181		25,244
Issuance of shares for note conversion 12/18/2024			782,122	78	19,319		19,397

Disposition of DGRI and DGTI						377,524	377,524
Net Loss						(1,390,114)	(1,390,114)
Balances at December 31, 2024	52,000	$52,000	14,006,859	$1,401	$9,976,006	$(14,074,167)	$(4,044,760)

	Series B				Additional
	Preferred stock		Common Stock		Paid in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balances at December 31, 2022	52,000	$52,000	1,147,827	$115	$8,761,354	$(12,371,437)	$(3,357,968)

Issuance of common stock in satisfaction of notes payable and accrued interest	-	-	116,316	11	60,922	-	60,933
Issuance of common stock incentives for officers and directors	-	-	6,000,000	600	704,400	-	705,000
Issuance of common stock incentives for employees	-	-	1,270,000	127	149,098	-	149,225
Issuance of common stock in satisfaction of consulting services	-	-	280,000	28	32,872	-	32,900

Rounded up fractional shares issued in connection with reverse split.	-	-	470	-	-	-	-
Net loss	-	-	-	-	-	(690,140)	(690,140)
Balances at December 31, 2023	52,000	$52,000	8,814,613	$881	$9,708,646	$(13,061,577)	$(3,300,050)

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-4

DEEP GREEN WASTE & RECYCLING, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2024 and 2023

	December 31, 2024	December 31, 2023

OPERATING ACTIVITIES:
Net income (loss) for the period	$(1,390,114)	$(690,140)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation of property and equipment	25,505	39,039
Amortization of intangible assets	229,776	238,467
Amortization of Debt Discounts	62,500	200,000
Derivative liability (income) expense	(192,757)	101,993
Provision for doubtful accounts	(49,001)	70,827
Stock-based compensation	113,089	854,225
Loss on conversions of debt	-	54,803
Gain on Sale of Assets of Amwaste	(26,388)
Loss on write off of liabilities from discontinued operations	377,524	(45,647)
Interest Expense and Default Penalty	179,155	-
Changes in operating assets and liabilities:	-	-
Accounts receivable	788,635	(755,506)
Other current assets	16,598	2,355
Deposits	(5,457)	4,000
Accounts payable	(132,535)	(55,665)
Accrued expenses	(40,003)	165,700
Deferred compensation	153,843	6,857
Accrued interest	(68,924)	62,106
Net cash provided by (used in) operating activities	41,446	253,414

INVESTING ACTIVITIES:
Purchase of property and equipment	(39,787)	-
	-	-
Proceeds from disposition of Amwaste	175,000	51,585
Net cash provided by (used in) investing activities	135,213	51,585

FINANCING ACTIVITIES:
Proceeds from secured notes and convertible notes payable	-	500,000
Repayment of secured notes	(351,520)	(500,000)

Increase (decrease) in other debt	(74,922)	(23,174)
Net cash provided by financing activities	(426,442)	(23,174)

NET INCREASE (DECREASE) IN CASH	(249,783)	281,825

CASH, BEGINNING OF PERIOD	322,625	36,616

CASH, END OF PERIOD	$72,842	$318,441

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	$-	$57,860
Income taxes	$-	$-
Non-Cash investing and financing activities:
Issuance of 0 and 21,000 shares, Series B Convertible Preferred Stock in partial satisfaction of note payable to CEO	$-	$-
Issuance of common stock to officers for accrued compensation	$-	$-
Issuance of common stock in satisfaction of loans payable to officers	$-	$-
Issuance of common stock in satisfaction of deferred compensation	$-	$-
Due to seller of Lyell recognized and added to goodwill	$-	$-
Conversions of Convertible Notes Payable:
Principal	$27,800	$29,030
Accrued interest and charges	-	-
Total debt satisfied	27,800	29,030
Fair value of 1,408,537 and 564,256 shares, respectively, issued to lenders	39,714	60,933
Loss on conversions of convertible notes payable	$11,914	$31,903
Issuance of common stock in satisfaction of consulting services accounts payable:
Fair value of 280,000 shares of common stock issued	$-	$32,900
Accounts payable satisfied	-	(10,000)
Loss on satisfaction of accounts payable	$-	$22,900

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-5

DEEP GREEN WASTE & RECYCLING, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

NOTE A – ORGANIZATION

Overview

Deep Green Waste & Recycling, Inc. (“Deep Green”, the “Company”, “we”, “us”, or “our”) is a publicly quoted company seeking to create value for its shareholders by seeking to acquire other operating entities for growth in return for shares of our common stock.

The Company was organized as a Nevada corporation on August 24, 1995 under the name of Evader, Inc. On May 25, 2012, the Company filed its Foreign Profit Corporation Articles of Domestication to change the domicile of the Company from Nevada to Wyoming. On November 4, 2015, the Company filed an Amendment to its Articles of Incorporation to change the name of the Company to Critical Clothing, Inc. and on August 28, 2017 an Amendment was filed to change the Company name to Deep Green Waste & Recycling, Inc.

On August 24, 2017, the Company entered into an Agreement of Conveyance, Transfer and Assignment of Assets and Assumption of Obligations (the “Agreement”) with St. James Capital Management, LLC. Under the terms of the Agreement, the Company transferred and assigned all of the assets of the Company related to its extreme sports apparel design and manufacturing business in exchange for the assumption of certain liabilities and cancellation of 2,000 shares (as adjusted for the September 27, 2017 reverse stock split of 1 share for 1000 shares and the June 20, 2023 reverse stock split of 1 share for 1,500 shares) of common stock of the Company.

On August 24, 2017, the Company acquired all the membership units of Deep Green Waste and Recycling, LLC (“DGWR LLC”), a Georgia limited liability company engaged in the waste recycling business since 2011, in exchange for 56,667 shares (as adjusted for the September 27, 2017 reverse stock split of 1 share for 1000 shares and the June 20, 2023 reverse stock split of 1 share for 1,500 shares) of the Company’s common stock. The transaction was accounted for as a “reverse merger” where DGWR LLC was considered the accounting acquiror and the Company was considered the accounting acquiree.

Effective October 1, 2017, Deep Green acquired Compaction and Recycling Equipment, Inc. (CARE), a Portland, Oregon based company that sells and services waste and recycling equipment. Deep Green purchased 100% of the common stock for $902,700. $586,890 was paid in cash at closing and a promissory note was executed in the amount of $315,810.

Effective October 1, 2017, Deep Green acquired Columbia Financial Services, Inc, (CFSI), a Portland, Oregon based company that finances the purchases of waste and recycling equipment. Deep Green purchased 100% of the common stock for $597,300. $418,110 was paid in cash at closing and a promissory note was executed in the amount of $179,190.

On August 7, 2018, the Company entered into an Agreement of Conveyance, Transfer and Assignment of Subsidiaries and Assumption of Obligations (the “Agreement”) with Mirabile Corporate Holdings, Inc. Under the terms of the Agreement, the Company transferred all capital stock of its two wholly owned subsidiaries, Compaction and Recycling Equipment, Inc. and Columbia Financial Services, Inc., to Mirabile Corporate Holdings, Inc. in exchange for the assumption and cancellation of certain liabilities. Deep Green’s then Chief Executive Officer owned a 7.5% equity interest in Mirabile Corporate Holdings, Inc.

In the quarterly period ended March 31, 2021, the Company re-launched its waste and recycling services operation and has begun to re-engage with customers, waste haulers and recycling centers, which are critical elements of its historically successful business model: designing and managing waste programs for commercial and institutional properties for cost savings, ease of operation, and minimal administrative stress for its clients.

F-6

DEEP GREEN WASTE & RECYCLING, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

NOTE A – ORGANIZATION (continued)

Asset Purchase Agreement

On February 8, 2021, the Company, through its wholly owned subsidiary DG Research, Inc. (the “Buyer”), entered into an Asset Purchase Agreement (the “Agreement”) with Amwaste, Inc. (the “Seller”). Under the terms of the Agreement, the Buyer agreed to purchase from the Seller certain assets (the “Assets”) utilized in the Seller’s waste management business located in Glynn County, Georgia. In consideration for the purchase of the Assets, the Buyer paid the seller $160,000 and issued the Seller 1,333 shares of the Company’s restricted common stock. The Buyer remitted $50,000 at Closing and issued the Seller a Promissory Note (the “Note”) in the amount of $110,000, which was paid April 9, 2021. The Note was secured by the Assets purchased through the Agreement. The transaction closed on February 11, 2021.

Securities Purchase Agreement

On August 11, 2021, the Company entered into a Securities Purchase Agreement (the “Agreement”) with Jeremy Lyell (the “Shareholder”) and Lyell Environmental Services, Inc. (hereinafter “LES”). On October 19, 2021, the Company closed on the Securities Purchase Agreement (the “Agreement”) with Jeremy Lyell (the “Shareholder”). In consideration for the purchase of all Lyell Environmental Services, Inc. shares from the Shareholder, the Company was to pay the Shareholder (i) $50,000 upon execution of the Agreement that was held in escrow, (ii) $1,300,000 at Closing, and (iii) 667 shares of the Company’s common stock. Under the amended Agreement (the “Amended Agreement”), the Company paid to the Shareholder (i) the $50,000 paid upon execution of the Agreement and that was held in escrow, (ii) $1,000,000 at Closing, and (iii) 667 shares of the Company’s common stock. The Company also issued the Shareholder a Promissory Note (the “Promissory Note”) in the amount of $186,537.92, which had a balance of $49,179 at December 31, 2023 and a balance of $0 at December 31, 2024, bore interest at 7% per annum and was due on December 18, 2021. The transaction closed on October 19, 2021. LES provides asbestos removal and other remediation services to customers.

In order to further grow its business, the Company plans to:

●	expand its service offerings to provide additional sustainable waste management solutions that further minimize costs based on volume and content of waste streams, and methods of disposal, including landfills, transfer stations and recycling centers;

●	Acquire profitable waste and recycling services companies with similar or compatible and synergistic business models, that can help the Company achieve these objectives;

●	Offer innovative recycling services that significantly reduce the disposal of plastics, electronic wastes, food wastes, and hazardous wastes in the commercial property universe;

●	Establish partnerships with innovative universities, municipalities and companies; and

●	Attract investment funds who will actively work with the Company to achieve these goals and help the Company grow into a leading waste and recycling services supplier in North America.

F-7

DEEP GREEN WASTE & RECYCLING, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

NOTE A – ORGANIZATION (continued)

Reverse Stock Split

On June 20, 2023, the Company effectuated a 1 for 1,500 shares reverse stock split which reduced the issued and outstanding shares of common stock from 1,896,216,952 shares to 1,264,165 shares. The accompanying financial statements have been retroactively restated to reflect this reverse split stock.

Sale of AMWASTE

On March 20, 2024, Deep Green Waste & Recycling, Inc. and its subsidiary DG Research Inc. dba AMWASTE (“DGRI”), along with Tyler’s Couch, LLC, a single member LLC owned by Bill Edmonds, Deep Green’s Chairman and CEO, (collectively, the “Sellers”) completed the sale of substantially all of the assets of DGRI to Amwaste of Georgia, LLC (“Buyer”) for a total purchase price of $185,000. The sale included DGRI’s business assets, equipment, contracts, leases, and intellectual property related to its waste management business located in Glynn County, Georgia. The purchase price was allocated $175,000 to Deep Green and $10,000 to Tyler’s Couch, LLC.

The sale was governed by the terms of the Purchase and Sale Agreement dated February 19, 2024. Key assets transferred included trucks, containers, equipment, the “Amwaste” trade name and related intellectual property, customer lists, contracts and open work orders. Excluded assets were minimal. The agreement contained customary representations, warranties and covenants by the Sellers.

The transaction allows Deep Green to divest its Amwaste subsidiary and assets in Georgia. Bill Edmonds, as an affiliate of Deep Green and the owner of the single member Tyler’s Couch LLC, was a key party to the agreement on the sell side. The sale indicates Deep Green is streamlining its business and provides it with additional cash proceeds.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States and have been consistently applied in the preparation of the financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of Deep Green Waste & Recycling, Inc. (“Deep Green”) and Deep Green’s wholly owned subsidiaries, DG Research, Inc., DG Treasury, Inc. and Lyell Environmental Services Inc. All inter-company balances and transactions have been eliminated in consolidation.

Cash Equivalents

Investments having an original maturity of 90 days or less that are readily convertible into cash are considered to be cash equivalents. For the periods presented, the Company had no cash equivalents.

F-8

DEEP GREEN WASTE & RECYCLING, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

In accordance with Accounting Standards Codification (ASC) 740 - Income Taxes, the provision for income taxes is computed using the asset and liability method. The asset and liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax basis of assets and liabilities and their reported amounts on the financial statements. The resulting deferred tax assets or liabilities are adjusted to reflect changes in tax laws as they occur. A valuation allowance is provided when it is not more likely than not that a deferred tax asset will be realized.

We expect to recognize the financial statement benefit of an uncertain tax position only after considering the probability that a tax authority would sustain the position in an examination. For tax positions meeting a “more-likely-than-not” threshold, the amount to be recognized in the financial statements will be the benefit expected to be realized upon settlement with the tax authority. For tax positions not meeting the threshold, no financial statement benefit is recognized. As of December 31, 2024 and December 31, 2023, we had no uncertain tax positions. We recognize interest and penalties, if any, related to uncertain tax positions as general and administrative expenses. We currently have no federal or state tax examinations nor have we had any federal or state examinations since our inception. To date, we have not incurred any interest or tax penalties.

Financial Instruments and Fair Value of Financial Instruments

We adopted ASC Topic 820, Fair Value Measurements and Disclosures, for assets and liabilities measured at fair value on a recurring basis. ASC Topic 820 establishes a common definition for fair value to be applied to existing US GAAP that requires the use of fair value measurements that establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC Topic 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1:	Observable inputs such as quoted market prices in active markets for identical assets or liabilities.
Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3:	Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions.

The carrying value of financial assets and liabilities recorded at fair value is measured on a recurring or nonrecurring basis. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared. Financial assets and liabilities measured on a non-recurring basis are those that are adjusted to fair value when a significant event occurs. Except for the derivative liability (see NOTE J), where Level 2 inputs were used, we had no financial assets or liabilities carried and measured at fair value on a recurring or nonrecurring basis during the periods presented.

For nonrecurring fair value measurements of issuances of common stock for services and in satisfaction of convertible notes payable and accrued interest (see NOTE K), we used Level 2 inputs.

Derivative Liabilities

We evaluate convertible notes payable, stock options, stock warrants and other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for under the relevant sections of ASC Topic 815-40, Derivative Instruments and Hedging: Contracts in Entity’s Own Equity.

F-9

DEEP GREEN WASTE & RECYCLING, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The result of this accounting treatment could be that the fair value of a financial instrument is classified as a derivative instrument and is marked-to-market at each balance sheet date and recorded as a liability. In the event that the fair value is recorded as a liability, the change in fair value is recorded in the statement of operations as other income or other expense. Upon conversion or exercise of a derivative instrument, the instrument is marked to fair value at the conversion date and then that fair value is reclassified to equity. Financial instruments that are initially classified as equity that become subject to reclassification under ASC Topic 815-40 are reclassified to a liability account at the fair value of the instrument on the reclassification date.

Impairment of Long-Lived Assets

The Company’s long-lived assets (consisting primarily of property, equipment and intangible assets) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by that asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Through December 31, 2024, the Company has not experienced impairment losses on its long-lived assets.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Routine maintenance and repairs and minor replacement costs are charged to expense as incurred, while expenditures that extend the life of these assets are capitalized. Depreciation and amortization are provided for in amounts sufficient to write off the cost of depreciable assets to operations over their estimated service lives. The Company uses the straight-line method of depreciation for both financial reporting and tax purposes. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation and amortization will be removed from the accounts and the resulting profit or loss will be reflected in the statement of operations. The estimated lives used to determine depreciation and amortization are:

Trucks	5 years
Containers	5 years
Software	2 - 3 Years
Office Equipment	3 - 7 Years
Furniture and Fixtures	8 Years
Waste and Recycling Equipment	5 Years
Leasehold Improvements	Varies by Lease

Goodwill

Goodwill relates to the acquisition of Lyell Environmental Services, Inc. on October 19, 2021.

We test indefinite-lived intangibles and goodwill for impairment on an annual basis in the fourth quarter of our fiscal year, or more frequently if events or changes in circumstances indicate that the carrying value might be impaired. We have the option to first assess qualitative factors in order to determine if it is more likely than not that the fair value of our intangible assets or reporting units are greater than their carrying value. If the qualitative assessment leads to a determination that the intangible asset/ reporting unit’s fair value may be less than its carrying value, or if we elect to bypass the qualitative assessment altogether, we are required to perform a quantitative impairment test by calculating the fair value of the intangible asset/reporting unit and comparing the fair value with its associated carrying value. The estimated fair value of our reporting units is determined based upon the income approach using discounted future cash flows. In situations where the fair value is less than the carrying value, an impairment charge would be recorded for the shortfall.

F-10

DEEP GREEN WASTE & RECYCLING, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

Goodwill relates to the acquisition of Lyell Environmental Services, Inc. on October 19, 2021.

We test indefinite-lived intangibles and goodwill for impairment on an annual basis in the fourth quarter of our fiscal year, or more frequently if events or changes in circumstances indicate that the carrying value might be impaired. We have the option to first assess qualitative factors in order to determine if it is more likely than not that the fair value of our intangible assets or reporting units are greater than their carrying value. If the qualitative assessment leads to a determination that the intangible asset/ reporting unit’s fair value may be less than its carrying value, or if we elect to bypass the qualitative assessment altogether, we are required to perform a quantitative impairment test by calculating the fair value of the intangible asset/reporting unit and comparing the fair value with its associated carrying value. The estimated fair value of our reporting units is determined based upon the income approach using discounted future cash flows. In situations where the fair value is less than the carrying value, an impairment charge would be recorded for the shortfall.

Amortizable Intangible Assets

Amortizable intangible assets consist of the customer lists and covenants not to compete acquired in connection with the Lyell Environmental Services, Inc. acquisition on October 19, 2021.

We test amortizable intangible assets for impairment if events or changes in circumstances indicate that the assets might be impaired. These intangible assets are amortized on a straight-line basis over their estimated useful lives of 5 years. We established the fair value of these amortizable intangible assets based on the income approach using discounted future cash flows.

Equity Instruments Issued to Non-Employees for Acquiring Goods or Services

Issuances of our common stock or warrants for acquiring goods or services are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The measurement date for the fair value of the equity instruments issued to consultants or vendors is determined at the earlier of (i) the date at which a commitment for performance to earn the equity instruments is reached (a “performance commitment” which would include a penalty considered to be of a magnitude that is a sufficiently large disincentive for nonperformance) or (ii) the date at which performance is complete.

Although situations may arise in which counter performance may be required over a period of time, the equity award granted to the party performing the service may be fully vested and non-forfeitable on the date of the agreement. As a result, in this situation in which vesting periods do not exist if the instruments are fully vested on the date of agreement, we determine such date to be the measurement date and will record the estimated fair market value of the instruments granted as a prepaid expense and amortize such amount to expense over the contract period. When it is appropriate for us to recognize the cost of a transaction during financial reporting periods prior to the measurement date, for purposes of recognition of costs during those periods, the equity instrument is measured at the then-current fair values.

Stock-Based Compensation

We account for share-based awards to employees in accordance with ASC 718 “Stock Compensation”. Under this guidance, stock compensation expense is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the estimated service period (generally the vesting period) on the straight-line attribute method. Share-based awards to non-employees are accounted for in accordance with ASC 505-50 “Equity”, wherein such awards are expensed over the period in which the related services are rendered.

Related Parties

A party is considered to be related to us if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with us. Related parties also include our principal owners, our management, members of the immediate families of our principal owners and our management and other parties with which we may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties, or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests, is also a related party.

F-11

DEEP GREEN WASTE & RECYCLING, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Revenue is recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) the price is fixed or determinable, (3) collectability is reasonably assured, and (4) delivery has occurred.

Advertising Costs

Advertising costs, which were not significant for the periods presented, are expensed as incurred.

Loss per Share

We compute net loss per share in accordance with FASB ASC 260. The ASC specifies the computation, presentation and disclosure requirements for loss per share for entities with publicly held common stock.

Basic loss per share amounts are computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted net loss per common share is computed on the basis of the weighted average number of common shares and dilutive securities (such as stock options, warrants and convertible securities) outstanding. Dilutive securities having an anti-dilutive effect on diluted net loss per share are excluded from the calculation.

For the periods presented, we have excluded the shares issuable from the convertible notes payable (see NOTE I) and the warrants (see NOTE K) from our diluted net loss per share calculation as the effect of their inclusion would be anti-dilutive.

Recently Enacted Accounting Standards

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers, which has superseded nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than was required under prior U.S. GAAP. We adopted ASU 2014-09 effective January 1, 2018. ASU 2014-09 has not had any significant effect on our financial statements for the periods presented.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), to provide guidance on recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements, specifically differentiating between different types of leases. The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from all leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. There continues to be a differentiation between finance leases and operating leases. However, the principal difference from previous guidance is that the lease assets and lease liabilities arising from operating leases should be recognized in the balance sheet. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP. We adopted ASU 2016-02 effective January 1, 2019. ASU No. 2016-02 has not had any significant effect on our financial statements for the periods presented.

F-12

DEEP GREEN WASTE & RECYCLING, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

On July 13, 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) 2017-11. Among other things, ASU 2017-11 provides guidance that eliminates the requirement to consider “down round” features when determining whether certain financial instruments or embedded features are indexed to an entity’s stock and need to be classified as liabilities. ASU 2017-11 provides for entities to recognize the effect of a down round feature only when it is triggered and then as a dividend and a reduction to income available to common stockholders in basic earnings per share. The guidance was effective for annual periods beginning after December 15, 2018; early adoption was permitted.

The Company early adopted ASU 2017-11. As a result, we have not recognized the fair value of the warrants containing down round features as liabilities. Please see NOTE K - CAPITAL STOCK for further information.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE C – LOSS FROM DISCONTINUED OPERATIONS

On March 20, 2024, the Company and its subsidiary, DG Research Inc. (“Amwaste”), along with Tyler’s Couch, LLC, completed the sale of substantially all of the assets of Amwaste for a total sale price of $185,000.

For the twelve months ended December 31, 2024 and December 31, 2023, the income (loss) from discontinued operations of Amwaste consisted of.

	Twelve Months Ended December 31, 2024
	December 31, 2024	December 31, 2023

Revenues	$25,065	$132,179

Cost of revenues	28,749	78,754

Gross margin	(3,684)	53,425

Operating expenses:

Selling, general and administrative	32,980	123,333
Depreciation of property and equipment	5,561	34,928
Amortization of intangible assets	4,765	21,800
Total operating expenses	43,306	180,0861
Loss from operations	(46,990)	(126,636)
Gain on disposition of property	-	45,996
Income (loss) from discontinued operations	$(46,990)	$(80,640)

The gain on sale of assets of Amwaste on March 20, 2024 was calculated as follows:
Sales price received by Company
Carrying cost of assets sold;
Property and equipment, net
Intangible assets, net
Total carrying cost of assets sold
Gain on sale of assets of Amwaste

The gain on sale of assets of Amwaste on March 20, 2024 was calculated as follows:
Sales price received by Company	$175,000
Carrying cost of assets sold;
Property and equipment, net	107,194
Intangible assets, net	41,418
Total carrying cost of assets sold	148,612
Gain on sale of assets of Amwaste	$26,388

F-13

DEEP GREEN WASTE & RECYCLING, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

NOTE D - PROPERTY AND EQUIPMENT

Property and Equipment consist of the following at:

	December 31, 2024	December 31, 2023
Office equipment	$52,113	$54,286
Waste and Recycling Equipment	119,834	303,159
Furniture and Fixtures	1,390	-
Total	173,338	357,445

Accumulated depreciation and amortization	(149,378)	(218,951)

Net	$23,959	$138,494

For the years ended December 31, 2024 and 2023, depreciation of property and equipment was $25,505 and $3,084, respectively.

NOTE E – GOODWILL AND INTANGIBLE ASSETS

Goodwill and Intangible assets consist of the following at:

	December 31, 2024	December 31, 2023
Customer list and covenant not to compete acquired in connection with the Stock Purchase Agreement with Lyell Environmental Service, Inc. closed on October 19,2021	$1,083,333	$1,083,333
Goodwill acquired in connection with the Stock Purchase Agreement with Lyell Environmental Services, Inc. closed on October 19, 2021	134,925	134,926
Customer list and covenant not to compete acquired in connection with the Asset Purchase Agreement with Amwaste, Inc. closed on February 11, 2021	-	109,000
Total	1,218,258	1,327,259

Accumulated amortization	(708,155)	(541,197)

Net	$510,103	$786,062

F-14

DEEP GREEN WASTE & RECYCLING, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

NOTE E – GOODWILL AND INTANGIBLE ASSETS (continued)

The customer lists and covenants not to compete are being amortized using the straight-line method over their estimated useful lives of five years. For the twelve months ended December 31, 2024 and 2023, amortization of intangible assets expense was $229,776 and $172,126, respectively.

At December 31, 2024, the expected future amortization of intangible assets expense is:

Amount
Fiscal year ending December 31:
2025	$230,159
2026	230,159
2027	49,784
Total	$510,103

NOTE F- RIGHT OF USE ASSET AND OPERATING LEASE LIABILITIES

Effective January 1, 2024, Lyell executed a Lease Agreement with a lessor to rent approximately 4,500 square feet of office and warehouse space in Hermitage, Tennessee. The lease has a term of 61 months from January 1, 2024 to January 31, 2029. The lease provides for monthly rent ranging from $5,344 (year 1) to $6,195 (year 6).

At December 31, 2024 the future undiscounted minimum lease payments under the lease are:

Year ending December 31,	As of December 31, 2024

2025	$66,049
2026	68,030
2027	70,071
2028	72,173
2029	6,195
Total	$282,518

The operating lease liabilities totaling $204,506 at December 31, 2024 as presented in the Consolidated Balance Sheet represents the discounted (at a 12% estimated incremental borrowing rate) value of the future lease payments of $298,549 at December 31, 2024.

For the Twelve months ended December 31, 2024 and December 31, 2023, rent expense attributable to leases was $69,781 and $23,540, respectively.

NOTE G – ACCOUNTS PAYABLE

Accounts payable consist of the following at:

	December 31, 2024	December 31, 2023
August 1, 2018 Default Judgment payable to Ohio vendor	$32,832	$32,832
January 14, 2019 Default Judgment payable to Tennessee customer	423,152	423,152
January 24, 2019 Default judgment payable to Florida vendor	31,631	31,631
Other vendors of materials and services	2,193,740	2,325,693
Credit card obligations	220,069	215,597

Total	$2,901,424	$3,028,905

Most of the accounts payable relate to services performed by subcontractors prior to the cessation of our waste recycling business on August 7, 2018. In many cases, these subcontractors have subsequently reached agreements with our former customers to continue the provision of services to such customers.

NOTE H – DEBT

Debt consists of the following at:

	December 31, 2024	December 31, 2023
Claimed amount due to Factor (AEC Yield Capital, LLC) pursuant to Factor’s Notice of Default dated July 31, 2018	$387,535	$387,535
Short-term capital lease	-	5,574
Note issued in Lyell acquisition	-	49,179
Loans payable to officers, interest at 8%, due on demand	1,940	23,547
Sales Tax Payable and payroll tax withholdings and liabilities	54,431	42,416
Due to seller of Lyell	23,156	25,156
Note payable to short term funding company	-	12,135
Note payable to officer, interest at 15% per annum, due on demand	-	29,535
Total	467,062	575,077
Current portion of debt	(467,062)	(575,077)
Long-term portion of debt	$-	$-

F-15

DEEP GREEN WASTE & RECYCLING, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

NOTE I – SECURED NOTES AND CONVERTIBLE NOTES PAYABLE

Secured Notes and Convertible Notes Payable consist of:

	December 31, 2024	December 31, 2023
Unsecured Convertible Promissory Note payable to Quick Capital, LLC: Issue date October 14, 2021. (i)	$161,588	$189,388
Unsecured Convertible Promissory Note payable to BHP Capital NY Inc.: Issue date October 14, 2021. (ii)	219,900	219,900
Unsecured Convertible Promissory Note payable to BHP Capital NY Inc.: Issue date February 28, 2022 – (iii)	150,640	187,500
Unsecured Convertible Promissory Note payable to Quick Capital, LLC: Issue date February 28, 2022– (iii)	150,640	187,500
Secured Promissory Note to Quick Capital, LLC: Issue date July 25, 2023 – net of unamortized discount of $31,250 at December 31, 2023 (iv)	-	93,750
Secured Promissory Note to BHP Capital NY Inc.: Issue date July 25, 2023 – net of unamortized discount of $31,250 at December 31, 2023 (iv)	-	93,750
Totals	$682,768	$971,788

(i)	On October 14, 2021, the Company (the “Borrower”) entered into a Note Purchase Agreement (“NPA”) with each of BHP Capital NY Inc. and Quick Capital, LLC (together, the “Investors”) and issued each of the Investors a Secured Convertible Promissory Note (the “Note”) in the amount of Six Hundred Sixty-Six Thousand Six Hundred Sixty-Seven and NO/100 Dollars ($666,667). The Note is convertible, in whole or in part, at any time and from time to time before maturity (October 14, 2022) at the option of the holder at the Fixed Conversion Price that shall be the lesser of: (a) $15.00 or (b) 70% multiplied by the Market Price (as defined herein) (representing a discount rate of 30%) (the “Fixed Conversion Price”). “Market Price” means the average of the two lowest Closing Prices (as defined below) for the Common Stock during the twenty (20) Trading Day period ending on the latest complete Trading Day prior to the Conversion Date “Trading Day” shall mean any day on which the Common Stock is tradable for any period on the OTCBB, OTCQB or on the principal securities exchange or other securities market on which the Common Stock is then being quoted or traded. To the extent the Conversion Price of the Borrower’s Common Stock closes below the par value per share, the Borrower will take all steps necessary to solicit the consent of the stockholders to reduce the par value of the Common Stock to the lowest value possible under law. The Borrower agrees to honor all conversions submitted pending this adjustment. If the shares of the Borrower’s Common Stock have not been delivered within three (3) business days to the Holder, the Notice of Conversion may be rescinded by the Holder. If the Trading Price cannot be calculated for such security on such date in the manner provided above, the Trading Price shall be the fair market value as mutually determined by the Borrower and the Holder for which the calculation of the Trading Price is required in order to determine the Conversion Price of such Notes. If at any time the Conversion Price as determined hereunder for any conversion would be less than the par value of the Common Stock, then at the sole discretion of the Holder, the Conversion Price hereunder may equal such par value for such conversion and the Conversion Amount for such conversion may be increased to include Additional Principal, where “Additional Principal” means such additional amount to be added to the Conversion Amount to the extent necessary to cause the number of conversion shares issuable upon such conversion to equal the same number of conversion shares as would have been issued had the Conversion Price not been adjusted by the Holder to the par value price. The Note has a term of one (1) year and bears interest at 10% annually. As part and parcel of the foregoing transaction, each of the Investors was issued 1,533 shares of common stock as Commitment shares and a warrant (the “Warrant”) granting the holder the right to purchase up to 44,444 shares of the Company’s common stock at an exercise price of $22.50 for a term of 5-years. The transaction closed on October 19, 2021 As of December 31, 2024, $39,388 principal was due on the Quick Capital Note due October 14, 2022.

(ii)	On October 14, 2021, the Company (the “Borrower”) entered into a Note Purchase Agreement (“NPA”) with each of BHP Capital NY Inc. and Quick Capital, LLC (together, the “Investors”) and issued each of the Investors a Secured Convertible Promissory Note (the “Note”) in the amount of Six Hundred Sixty-Six Thousand Six Hundred Sixty-Seven and NO/100 Dollars ($666,667). The Note is convertible, in whole or in part, at any time and from time to time before maturity (October 14, 2022) at the option of the holder at the Fixed Conversion Price that shall be the lesser of: (a) $15.00 or (b) 70% multiplied by the Market Price (as defined herein) (representing a discount rate of 30%) (the “Fixed Conversion Price”). “Market Price” means the average of the two lowest Closing Prices (as defined below) for the Common Stock during the twenty (20) Trading Day period ending on the latest complete Trading Day prior to the Conversion Date “Trading Day” shall mean any day on which the Common Stock is tradable for any period on the OTCBB, OTCQB or on the principal securities exchange or other securities market on which the Common Stock is then being quoted or traded. To the extent the Conversion Price of the Borrower’s Common Stock closes below the par value per share, the Borrower will take all steps necessary to solicit the consent of the stockholders to reduce the par value of the Common Stock to the lowest value possible under law. The Borrower agrees to honor all conversions submitted pending this adjustment. If the shares of the Borrower’s Common Stock have not been delivered within three (3) business days to the Holder, the Notice of Conversion may be rescinded by the Holder. If the Trading Price cannot be calculated for such security on such date in the manner provided above, the Trading Price shall be the fair market value as mutually determined by the Borrower and the Holder for which the calculation of the Trading Price is required in order to determine the Conversion Price of such Notes. If at any time the Conversion Price as determined hereunder for any conversion would be less than the par value of the Common Stock, then at the sole discretion of the Holder, the Conversion Price hereunder may equal such par value for such conversion and the Conversion Amount for such conversion may be increased to include Additional Principal, where “Additional Principal” means such additional amount to be added to the Conversion Amount to the extent necessary to cause the number of conversion shares issuable upon such conversion to equal the same number of conversion shares as would have been issued had the Conversion Price not been adjusted by the Holder to the par value price. The Note has a term of one (1) year and bears interest at 10% annually. As part and parcel of the foregoing transaction, each of the Investors was issued 1,533 shares of common stock as Commitment shares and a warrant (the “Warrant”) granting the holder the right to purchase up to 44,444 shares of the Company’s common stock at an exercise price of $22.50 for a term of 5-years. The transaction closed on October 19, 2021. As of December 31, 2024, $69,900 principal was due on the BHP note due October 14, 2022. On June 16, 2023, as part of an agreement reached with the SEC, BHP Capital agreed to surrender all conversion rights in its currently held convertible notes, surrender for cancellation all unexercised warrants that it acquired in connection with convertible notes, and surrender for cancellation any shares it holds that were acquired by converting notes or exercising related warrants.

F-16

DEEP GREEN WASTE & RECYCLING, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

NOTE I – SECURED NOTES AND CONVERTIBLE NOTES PAYABLE (continued)

(iii)	On February 28, 2022, the Company (the “Borrower”) entered into a Note Purchase Agreement (“NPA”) with each of BHP Capital NY Inc. and Quick Capital, LLC (together, the “Investors”) and issued each of the Investors a Secured Convertible Promissory Note (the “Note”) in the amount of One Hundred Eighty-Seven Thousand Five Hundred and NO/100 Dollars ($187,500). The Notes have a term of one (1) year (“Maturity Date” of February 28, 2023) and shall have a one-time interest charge of ten percent (10%). The Borrower is to repay each Note with monthly payments as follows: (i) beginning on the four-month anniversary of the issue date, the Borrower is to pay $4,489.92 per month for months four through eleven, and (ii) then a balloon payment in the amount of $170,330.64 on the Maturity Date. The Notes are convertible into shares of Common Stock at any time after an Event of Default in any portion at the Default Conversion Price, in the sole discretion of the Holder. The “Default Conversion Price” shall mean $0.75 per share. To the extent the Conversion Price of the Borrower’s Common Stock closes below the par value per share, the Borrower will take all steps necessary to solicit the consent of the stockholders to reduce the par value of the Common Stock to the lowest value possible under law. The Borrower agrees to honor all conversions submitted pending this adjustment. If the shares of the Borrower’s Common Stock have not been delivered within three (3) business days to the Holder, the Notice of Conversion may be rescinded by the Holder. If at any time the Conversion Price as determined hereunder for any conversion would be less than the par value of the Common Stock, then at the sole discretion of the Holder, the Conversion Price hereunder may equal such par value for such conversion and the Conversion Amount for such conversion may be increased to include Additional Principal, where “Additional Principal” means such additional amount to be added to the Conversion Amount to the extent necessary to cause the number of conversion shares issuable upon such conversion to equal the same number of conversion shares as would have been issued had the Conversion Price not been adjusted by the Holder to the par value price. The transactions closed on March 2, 2022. On June 16, 2023, as part of an agreement reached with the SEC, BHP Capital agreed to surrender all conversion rights in its currently held convertible notes, surrender for cancellation all unexercised warrants that it acquired in connection with convertible notes, and surrender for cancellation any shares it holds that were acquired by converting notes or exercising related warrants.

(iv)	On July 31, 2023, Lyell Environmental Services, Inc (the “Borrower”) entered into a Note Purchase Agreement (“NPA”) with each of BHP Capital NY Inc. and Quick Capital, LLC (together, the “Investors”). These agreements provided operating capital for a large 5-month project. The combined loan amount was $750,000 and the purchase amount was $500,000. The project started on July 31, 2023 and was completed in December of 2023. The notes were secured by a first priority security interest in collateral specified in related Security Agreements and as further guaranteed by the Company (parent company of Lyell).

F-17

DEEP GREEN WASTE & RECYCLING, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

NOTE J - DERIVATIVE LIABILITY

The derivative liability at December 31, 2024 and December 31, 2023 consisted of:

	December 31, 2024	December 31, 2023
Convertible Promissory Note payable to Quick Capital, LLC. Please see NOTE I – SECURED NOTES AND CONVERTIBLE NOTES PAYABLE for further information.	$21,945	$214,702
Convertible Promissory Note payable to BHP Capital NY Inc. Please see NOTE I – SECURED NOTES AND CONVERTIBLE NOTES PAYABLE for further information.	-	-
Total	$21,945	$214,702

The above Convertible Promissory Notes (the “Notes”) contain a variable conversion feature based on the future trading price of the Company’s common stock. Therefore, the number of shares of common stock issuable upon conversion of the Notes is indeterminate. Accordingly, we have recorded the fair value of the embedded conversion feature as a derivative liability at the respective issuance dates of the Notes and charged the applicable amounts to debt discount and the remainder to other expense. The increase (decrease) in the fair value of the derivative liability from the respective issuance date of the Notes to the measurement date is charged (credited) to other expense (income).

On June 16, 2023, as part of an agreement reached with the SEC, BHP Capital agreed to surrender all conversion rights in its currently held convertible notes, surrender for cancellation all unexercised warrants that it acquired in connection with convertible notes, and surrender for cancellation any shares it holds that were acquired by converting notes or exercising related warrants.

The fair value of the derivative liability was measured at the respective issuance date and at December 31, 2024 and December 31, 2023 using the Black Scholes option pricing model. Assumptions used for the calculation of the derivative liability of the Notes at December 31, 2024 were (1) stock price of $0.0594 per share, (2) conversion price of $0.01911 per share, (3) term of 30 days, (4) expected volatility of 143% and (5) risk free interest rate of 4.93%. Assumptions used for the calculation of the derivative liability of the Notes at December 31, 2023 were (1) stock price of $0.03 per share, (2) conversion price of $0.01414 per share, (3) term of 30 days, (4) expected volatility of 143% and (5) risk free interest rate of 5.6%.

NOTE K - CAPITAL STOCK

Preferred Stock

On July 18, 2010, the Board of Directors unanimously approved the designation of a series of preferred stock to be known as “Series A Convertible Preferred Stock” (hereinafter “Series A”) with a stated par value of $0.0001 per share. The designations, powers, preferences and rights, and the qualifications, limitations or restrictions hereof, in respect of the Series A shall be as hereinafter described. The holders of Series A shall not be entitled to receive dividends, nor shall dividends be paid on common stock or any other Series of Preferred Stock while Series A shares are outstanding. The holders of Series A shall be entitled to vote on all matters submitted to a vote of the Shareholders of the Company. The holders of the Series A shall be entitled to one thousand (1,000) votes per one share of Series A held. Upon the availability of a sufficient number of authorized but unissued and unreserved shares of common stock, the holders of any Series A Preferred Stock shall be entitled to convert such shares in to fully paid and non-assessable shares of common stock at the rate of 1000 shares of common stock for each share of Series A. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntarily or involuntarily, after setting apart or paying in full the preferential amounts due the Holders of senior capital stock, if any, the Holders of Series A and parity capital stock, if any, shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the Holders of junior capital stock, including Common Stock, an amount equal to $0.125 per share.

F-18

DEEP GREEN WASTE & RECYCLING, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

NOTE K - CAPITAL STOCK (continued)

At December 31, 2024 and December 31, 2023, there were 0 and 0 shares of Series A issued and outstanding, respectively.

On January 22, 2020, the Board of Directors unanimously approved the designation of a series of preferred stock to be known as “Series B Convertible Preferred Stock” (hereinafter “Series B”) with a par value of $0.0001 per share and authorization of 100,000 shares. The designations, powers, preferences and rights, and the qualifications, limitations or restrictions hereof, in respect of the Series B shall be as hereinafter described.

The holders of the Series B, shall not be entitled to receive dividends, nor shall dividends be paid on common stock or any other Series of Preferred Stock while Series B shares are outstanding. The holders of Series B shall be entitled to vote on all matters submitted to a vote of the Shareholders of the Company. The holders of the Series B shall be entitled to twenty thousand (20,000) votes per one share of Series B held. Upon the availability of a sufficient number of authorized but unissued and unreserved shares of common stock, the holders of any Series B Preferred Stock shall be entitled to convert such shares in to fully paid and non-assessable shares of common stock at the following conversion feature: the Conversion Price for each share of Series B Preferred Stock in effect on any Conversion Date shall be (i) eighty five percent (85%) of the average closing bid price of the Common Stock over the twenty (20) trading days immediately preceding the date of conversion, (ii) but no less than Par Value of the Common Stock. For purposes of determining the closing bid price on any day, reference shall be to the closing bid price for a share of Common Stock on such date on the NASD OTC Bulletin Board, as reported on Bloomberg, L.P. Any conversion shall be for a minimum Stated Value of $500.00 of Series B shares.

If the Corporation shall commence a voluntary case under the U.S. Federal bankruptcy laws or any other applicable bankruptcy, insolvency or similar law, or consent to the entry of an order for relief in an involuntary case under any law or to the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or make an assignment for the benefit of its creditors, or admit in writing its inability to pay its debts generally as they become due, or if a decree or order for relief in respect of the Corporation shall be entered by a court having jurisdiction in the premises in an involuntary case under the U.S. Federal bankruptcy laws or any other applicable bankruptcy, insolvency or similar law resulting in the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and any such decree or order shall be unstayed and in effect for a period of sixty (60) consecutive days and, on account of any such event, the Corporation shall liquidate, dissolve or wind up, or if the Corporation shall otherwise liquidate, dissolve or wind up, including, but not limited to, the sale or transfer of all or substantially all of the Corporation’s assets in one transaction or in a series of related transactions (a “Liquidation Event”), no distribution shall be made to the holders of any shares of capital stock of the Corporation (other than Senior Securities and Pari Passu Securities) upon liquidation, dissolution or winding up unless prior thereto the Holders of shares of Series B Preferred Stock shall have received the Liquidation Preference (equal to the stated value or $1.00 per share) with respect to each share. If, upon the occurrence of a Liquidation Event, the assets and funds available for distribution among the Holders of the Series B Preferred Stock and Holders of Pari Passu Securities shall be insufficient to permit the payment to such holders of the preferential amounts payable thereon, then the entire assets and funds of the Corporation legally available for distribution to the Series B Preferred Stock and the Pari Passu Securities shall be distributed ratably among such shares in proportion to the ratio that the Liquidation Preference payable on each such share bears to the aggregate Liquidation Preference payable on all such shares.

On January 22, 2020, the Company issued 25,000 shares of Series B Preferred Stock to Bill Edmonds in satisfaction of $25,000 of the Company’s deferred compensation liability to Mr. Edmonds.

On June 3, 2020, the Company issued 6,000 shares of its Series B Convertible Preferred Stock to Bill Edmonds in satisfaction of $6,000 loans payable to Mr. Edmonds.

On November 30, 2022, the Company issued 21,000 shares of its Series B Convertible Preferred Stock to Bill Edmonds in satisfaction of $21,000 of a note payable to Bill Edmonds

At December 31, 2024 and December 31, 2023, there were 52,000 and 52,000 shares of Series B Preferred Stock issued and outstanding, respectively.

Common Stock

Holders of the Company’s common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. A vote by the holders of a majority of the Company’s outstanding voting shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the Company’s articles of incorporation.

F-19

DEEP GREEN WASTE & RECYCLING, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

NOTE K - CAPITAL STOCK (continued)

Holders of the Company’s common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. The Company’s common stock has no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to the Company’s common stock.

On July 11, 2021, the Company’s Board unanimously approved an Amendment to our Articles of Incorporation (the “Authorized Share Amendment”) to increase the number of authorized shares of Common Stock of the Company from 250,000,000 to 500,000,000 and to increase the number of authorized shares of Preferred Stock of the Company from 2,000,000 to 5,000,000 with the Board maintaining the discretion of whether or not to implement the increase in authorized shares of Common and Preferred Stock. On July 11, 2021, the Majority Stockholders delivered an executed written consent in lieu of a special meeting (the “Stockholder Consent”) authorizing and approving the Authorized Share Amendment and the increase in authorized shares of Common and Preferred Stock.

On February 10, 2022, the Company’s Board unanimously approved an Amendment to our Articles of Incorporation (the “Authorized Share Amendment”) to increase the number of authorized shares of Common Stock of the Company from 500,000,000 to 1,000,000,000 with the Board maintaining the discretion of whether or not to implement the increase in authorized shares of Common Stock. On February 10, 2022, the Majority Stockholders delivered an executed written consent in lieu of a special meeting (the “Stockholder Consent”) authorizing and approving the Authorized Share Amendment and the increase in authorized shares of Common Stock.

On September 17, 2022, the Company’s Board unanimously approved an Amendment to our Articles of Incorporation (the “Authorized Share Amendment”) to increase the number of authorized shares of Common Stock of the Company from 1,000,000,000 to 3,000,000,000 with the Board maintaining the discretion of whether or not to implement the increase in authorized shares of Common Stock. On September 17, 2022, the Majority Stockholders delivered an executed written consent in lieu of a special meeting (the “Stockholder Consent”) authorizing and approving the Authorized Share Amendment and the increase in authorized shares of Common Stock.

Common Stock Issuances

From January 1, 2023 to December 31, 2024, the Company issued and/or sold the following shares of common stock:

On January 4, 2023, the Company issued a noteholder 57,270 shares of common stock in satisfaction of $13,530 principal. The $20,832 excess of the $34,362 fair value of the 57,270 shares over the $13,530 liability reduction was charged to loss on conversion of debt in the three months ended March 31, 2023.

On January 23, 2023, the Company issued a noteholder 59,048 shares of common stock in satisfaction of $15,500 principal. The $11,071 excess of the $26,571 fair value of the 59,048 shares over the $15,500 liability reduction was charged to loss on conversion of debt in the three months ended March 31, 2023.

On June 20, 2023, the Company effectuated a 1 for 1,500 shares reverse split which reduced the issued and outstanding shares of common stock from 1,896,216,952 shares to 1,264,165 shares. The accompanying financial statements have been retroactively restated to reflect this reverse split stock.

F-20

DEEP GREEN WASTE & RECYCLING, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

NOTE K - CAPITAL STOCK (continued)

On June 20, 2023, the Company issued a total of 7,270,000 shares of common stock (6,000,000 were issued to the three officers of the Company, 1,270,000 to five key employees of the Company) for services rendered. The $854,225 fair value of the 7,270,000 common shares was charged to operating expenses in the three months ended June 30, 2023.

On June 20, 2023, 280,000 shares of common stock were issued to a consultant for work previously performed. The $22,900 excess of the $32,900 fair value of the 280,000 shares over the $10,000 liability reduction was charged to loss on conversion of debt in the three months ended June 30, 2023.

Effective September 7, 2024, the Company issued a total of 3,783,711 shares of common stock to its three officers and directors in satisfaction of accrued board compensation totaling $60,000 and accrued officer compensation totaling $118,591. The $44,648 excess of the $223,239 fair value of the 3,783,711 shares over the $178,591 liability reduction was charged to loss on conversion of debt in the year ended December 31, 2024.

On November 20, 2024, 626,413 shares were issued in connection with a note conversion.

On December 18, 2024, 782,122 shares were issued in connection with a note conversion.

Warrants and options

A summary of warrants and options activity follows:

	Shares Equivalent
	Options	Warrants	Total
Balance, December 31, 2020	-	53	53
Warrants expired on February 19, 2021	-	(20)	(20)
Warrants expired on March 16, 2021	-	(33)	(33)
Warrant issued on July 2, 2021 (i)	-	3,333	3,333
Cashless exercise of warrant on September 21, 2021(i)	-	(3,333)	(3,333)
Two warrants issued on October 14, 2021 (ii)	-	88,889	88,889
Balance, December 31, 2021	-	88,889	88,889
2022 Option/Warrant Activity	-	-	-
Balance, December 31, 2022	-	88,889	88,889
Warrant cancelled effective June 16, 2023 (iii)	-	(44,444)	(44,444)
Balance, December 31, 2023 and December 31, 2024	-	44,445	44,445

(i)	On July 2, 2021, the Company entered into a Securities Purchase Agreement (“SPA”) with Labrys Fund, LP (“Labrys”). As part and parcel of the foregoing transaction, Labrys was issued a warrant granting the holder the right to purchase up to 3,333 shares of the Company’s common stock at an exercise price of $30.00 per share for a term of 5-years. On September 21, 2021, the Company issued Labrys 3,008 shares of common stock as a cashless exercise of the warrant.

(ii)	On October 14, 2021, the Company (the “Borrower”) entered into a Note Purchase Agreement (“NPA”) with each of BHP Capital NY Inc. and Quick Capital, LLC (together, the “Investors”). As part and parcel of the foregoing transaction, each of the Investors was issued 1,533 shares of common stock as Commitment shares and a warrant (the “Warrant”) granting the holder the right to purchase up to 44,444 shares of the Company’s common stock at an exercise price of $22.50 per share for a term of 5-years. The Company agreed to file an initial registration statement on Form S-1 covering the maximum number of registrable securities within 14 days of the execution of the NPA. The Registration Statement on Form S-1 was filed with the Securities and Exchange Commission on October 28, 2021 and declared effective on November 10, 2021. The transaction closed on October 19, 2021.

(iii)	On June 16, 2023, as part of an agreement reached with the SEC, BHP Capital agreed to surrender all conversion rights in its currently held convertible notes, surrender for cancellation all unexercised warrants that it acquired in connection with convertible notes, and surrender for cancellation any shares it holds that were acquired by converting notes or exercising related warrants.

F-21

DEEP GREEN WASTE & RECYCLING, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

NOTE K - CAPITAL STOCK (continued)

The following table summarizes information about warrants outstanding as of December 31, 2024:

Description	Number Outstanding At December 31, 2024	Exercise Price	Expiration Date

Warrants issued October 14, 2021	44,445	22.50	October 14, 2026
Total	44,445

NOTE L - INCOME TAXES

The provision for (benefit from) income taxes differs from the amount computed by applying the statutory United States federal income tax rate for the periods presented to income (loss) before income taxes. The income tax rate was 21% for the periods presented. The sources of the differences are as follows:

	Year Ended
	December 31, 2024	December, 2023
Expected tax at 21%	$(291,924)	$(144,929)
Non-deductible stock-based compensation	-	179,387
Non-deductible (non-taxable) derivative liability expense (income)	40,479	21,419
Non-deductible amortization of debt discounts	13,125	2,625
Non-deductible loss on conversions of debt	3,537	11,509
Increase (decrease) in Valuation allowance	234,783	(70,011)
Provision for (benefit from) income taxes	$-	$-

All tax years subsequent to 2019 remain subject to examination by the Internal Revenue Service .

Based on management’s present assessment, the Company has not yet determined it to be more likely than not that a deferred tax asset attributable to the future utilization of the net operating loss carryforward as of December 31, 2024 and December 31, 2023 will be realized. Accordingly, the Company has provided a 100% allowance against the deferred tax asset in the financial statements at December 31, 2024 and December 31, 2023. The Company will continue to review this valuation allowance and make adjustments as appropriate.

The net operating loss carryforward at December 31, 2024 for the years 2004 to 2017 expires in varying amounts from year 2024 to year 2037.

Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited.

F-22

DEEP GREEN WASTE & RECYCLING, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

NOTE M - COMMITMENTS AND CONTINGENCIES

Occupancy

Corporate Office

Our current office space is located at 3524 Central Pike, #310, Hermitage, TN 37076 pursuant to a 61-month lease.

Amwaste operations

In conjunction with the Amwaste Asset Acquisition, the Company acquired two storage yards under month-to-month leases. The first storage yard is located at 4150 Whitlock St., Brunswick, GA 31520 and the monthly rent is $500. The second storage yard is located at 170 Odom Lane, St. Simons Island, GA 31522 and the monthly rent is $100. On March 18, 2024, Amwaste assets were sold to Matter Management, LLC for $175,000.

Lyell Operations

In January 2024, Lyell moved its primary operations from 211 Shady Grove Rd, Nashville, TN 37214 to 3524 Central Pike, Suite 310, Hermitage, Tennessee, 37076. The new lease has a 61 month term with a monthly rent of $5,344 per month with provisions for annual increases.

Employment Agreements

On January 1, 2016, Deep Green Waste & Recycling, LLC (the “LLC”) entered into an Employment Agreement (the “Agreement”) with David A. Bradford as Chief Operating Officer. In connection with his appointment, the LLC and Mr. Bradford entered into a written Agreement for an initial five-year term, which provided for the following compensation terms for Mr. Bradford. Pursuant to the Agreement, Mr. Bradford was to receive a base salary of $108,000 per year, subject to increase of not less than 10% per year. The LLC (i) was to remit payment of Eighty-Four Thousand Dollars ($84,000) of the Base Salary; and (ii) was to defer payment of Twenty-Four Thousand Dollars ($24,000) of the Base Salary, in a proportionate basis and allocated over each payment of the Base Salary so remitted (the “Deferred Base Salary”). The Deferred Base Salary shall earn seven percent (7%) simple interest per annum until paid in full. The Executive, in his sole and absolute discretion, shall determine when and how the Deferred Base Salary shall be paid, without limitation; and may also elect to acquire additional ownership interest in the LLC in exchange for all or any portion of the Deferred Base Salary then outstanding, at the lesser of (i) the then-current value of the ownership interest in the Company; or (ii) the price at which ownership interest in the LLC was most recently purchased by any party, including the LLC. Mr. Bradford was eligible for a cash bonus equal to 1.5% of Adjusted EBITDA over $2,000,000 at the end of each respective annual period. As an inducement to the Executive to enter into this Agreement, the LLC granted the Executive an initial three and one-half percent (3.5%) ownership interest in the LLC. In addition, the executive had the right to purchase equity at the most recently traded rate. In 2016, the executive converted $19,947 of deferred compensation to 4.76% members’ equity. On July 17, 2017, Mr. Bradford and the LLC agreed to amend the terms of the Agreement, as follows: (i) upon initiation of its Incentive Stock Plan (ISP), the LLC was to grant the Executive an additional one and one half percent (1.5%) ownership interest in the LLC, with 0.375% granted upon the date of initiation and 0.375% granted on the anniversary date of the ISP for each of the following three years, and (ii) for each year of the Agreement in which the Company’s after-tax profits exceed $2,000,000, the LLC was to pay the Executive a Discretionary Incentive Bonus of no less than one and one-half percent (1.5%) of the LLC’s after-tax profits, as determined by the LLC’s independent certified public accountant(s) in accordance with generally accepted accounting principles. On August 24, 2017, simultaneous with the entry into the Merger Agreement between Deep Green Waste & Recycling, LLC, Critic Clothing, Inc. and Deep Green Acquisition, LLC dated August 24, 2017, Deep Green Waste & Recycling, Inc. (the “Company”) (f/k/a Critic Clothing, Inc.) entered into an Assignment and Assumption Agreement of Mr. Bradford’s Agreement. Effective May 1, 2018, Mr. Bradford agreed to forgo payment of his salary until circumstances allow a resumption. On December 3, 2019, Mr. Bradford submitted his resignation as President, Chief Executive Officer, Secretary and as a member of the Board of Directors of the Company, effectively immediately. Mr. Bradford retained his role as Chief Operating Officer of the Company. Commencing in July of 2020, the Company and Mr. Bradford agreed that the Company will pay Mr. Bradford $3,500 per month until such time as Company finances improve. On December 31, 2020, the Company extended Mr. Bradford’s employment agreement for an additional two-year period. On December 31, 2023, the Company once again extended Mr. Bradford’s employment agreement, this time for a period of three years. For the twelve months ended December 31, 2024 and 2023, compensation to Mr. Bradford expensed under the above employment agreement was $31,500 and $31,500, respectively. As of December 31, 2024 and December 31, 2023, accrued compensation due Mr. Bradford was $28,000 and $52,500, respectively. As of December 31, 2024 and December 31, 2023, the deferred compensation balance due Mr. Bradford was $125,045  and $0, respectively.

F-23

DEEP GREEN WASTE & RECYCLING, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

NOTE M - COMMITMENTS AND CONTINGENCIES (continued)

On January 1, 2016, Deep Green Waste & Recycling, LLC (the “LLC”) entered into an Employment Agreement (the “Agreement”) with Bill Edmonds as Managing Member, President and Chief Financial Officer. Mr. Edmonds became Chief Executive Officer of the Company in 2011. In connection with his appointment, the LLC and Mr. Edmonds entered into a written Agreement for an initial five-year term, which provided for the following compensation terms for Mr. Edmonds. Pursuant to the Agreement, Mr. Edmonds was to receive a base salary of $200,000 per year, subject to increase of not less than 10% per year. The Company (i) was to remit payment of One Hundred Sixty Thousand Dollars ($160,000) of the Base Salary; and (ii) was to defer payment of Forty Thousand Dollars ($40,000) of the Base Salary, in a proportionate basis and allocated over each payment of the Base Salary so remitted (the “Deferred Base Salary”). The Deferred Base Salary shall earn seven percent (7%) simple interest per annum until paid in full. The Executive, in his sole and absolute discretion, shall determine when and how Deferred Base Salary shall be paid, without limitation; and may also elect to acquire additional ownership interest in the LLC in exchange for all or any portion of the Deferred Base Salary then outstanding, at the lesser of (i) the then-current value of the ownership interest in the LLC; or (ii) the price at which ownership interest in the LLC was most recently purchased by any party, including the LLC. Mr. Edmonds was eligible for a cash bonus equal to 2.5% of Adjusted EBITDA over $2,000,000 at the end of each respective annual period. On July 17, 2017, Mr. Edmonds and the LLC agreed to amend the terms of the Agreement, as follows: (i) upon initiation of its Incentive Stock Plan, the LLC was to grant the Executive an additional two and one-fourth percent (2.25%) ownership interest in the LLC, with 0.5625% granted upon the date of initiation and 0.5625% granted on the anniversary date of the ISP for each of the following three years, and (ii) for each year of the Agreement in which the LLC’s after-tax profits exceed $2,000,000, the LLC was to pay the Executive a Discretionary Incentive Bonus of no less than two and one half percent (2.5%) of the LLC’s after-tax profits, as determined by the LLC’s independent certified public accountant(s) in accordance with generally accepted accounting principles. On August 24, 2017, simultaneous with the entry into the Merger Agreement between Deep Green Waste & Recycling, LLC, Critic Clothing, Inc. and Deep Green Acquisition, LLC dated August 24, 2017, Deep Green Waste & Recycling, Inc. (the “Company”) (f/k/a Critic Clothing, Inc.) entered into an Assignment and Assumption Agreement of Mr. Edmonds’ Agreement. Effective May 1, 2018, Mr. Edmonds agreed to forgo payment of his salary until circumstances allow a resumption. On December 31, 2020, the Company extended Mr. Edmonds’ employment agreement for an additional two-year period. On December 31, 2023, the Company once again extended Mr. Edmonds’ employment agreement, this time for a period of three years. Effective January 1, 2023, Mr. Edmonds agreed to resume a monthly salary of $3,500. For the twelve months ended December 31, 2024 and 2023, compensation to Mr. Edmonds expensed under the above employment agreement was $31,500 and $0, respectively. As of December 31, 2024 and December 31, 2023, the deferred compensation balance due Mr. Edmonds was $3,546 and $102,286, respectively. As of December 31, 2024 and December 31, 2023 the accrued board salary balance due Mr. Edmonds was $10,334 and $25,000, respectively. As of December 31, 2024 and December 31, 2023 the accrued officer salary balance due Mr. Edmonds was $29,500  and $42,000, respectively.

On December 4, 2019, the Company entered into an agreement with Lloyd Spencer as President and Chief Executive Officer. In connection with his appointment, the Company and Mr. Spencer entered into a written employment agreement (the “Employment Agreement”) for an initial three-year term, which provided for the following compensation terms for Mr. Spencer. Pursuant to the Employment Agreement, Mr. Spencer was to receive a base salary of $10,000 per month starting when the corporation receives its first round of equity or debt financing. Mr. Spencer received 333 restricted shares of the Company’s common stock on or before January 31, 2020 as a sign-on bonus. In addition, the Company is to issue to Mr. Spencer restricted shares in the form of stock grants equivalent to 4,020 shares of the Corporation’s Common Stock over a 3-year period. Stock Grant shares vested 113 shares each month after the Stock Grant date, December 4, 2019, over a three-year period. The number of shares vested shall be adjusted in the event of subsequent stock splits. Commencing in July of 2020, the Company and Mr. Spencer agreed that the Company will pay Mr. Spencer $3,500 per month until such time as Company finances improve. For the twelve months ended December 31, 2024, and 2023, compensation to Mr. Spencer expensed under the employment agreement was $31,500 and $31,500, respectively. As of December 31, 2024, and December 31, 2023, the accrued cash compensation due Mr. Spencer was $17,500 and $69,250, respectively. As of December 31, 2024 and December 31, 2023, the accrued board salary balance due Mr. Spencer was $28,000 and $25,000, respectively.  On December 31, 2023, the Company extended Mr. Spencer’s employment agreement for a three-year period.

F-24

DEEP GREEN WASTE & RECYCLING, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

NOTE M - COMMITMENTS AND CONTINGENCIES (continued)

On March 14, 2022, Lloyd T. Spencer, the Company’s Chief Executive Officer, Secretary and Director, resigned in his position as Chief Executive Officer. Mr. Spencer retained his roles as Secretary and Director. On March 14, 2022, upon the resignation of Mr. Spencer as the Company’s Chief Executive Officer, the Board of Directors appointed Bill Edmonds as its new Chief Executive Officer. Mr. Edmonds retained his prior roles as interim Chief Financial Officer and Chairman of the Board of Directors. On March 14, 2022, the Board of Directors appointed David Bradford to President. Mr. Bradford retained his prior role as Chief Operating Officer.

Director Agreements

On January 9, 2020, the Company and Lloyd Spencer (the “Director”) entered into a Board of Directors Services Agreement whereby the Director shall receive compensation for serving on the Company’s Board of Directors equivalent to Five Thousand and no/100 dollars ($5,000.00) of the Company’s common stock, paid to the Director on the last calendar day of each fiscal quarter as long as Director continues to fulfill his duties and provide the services set forth above. The pricing of the stock to be delivered shall be calculated as: $5,000/(Closing stock price on the last calendar day of the fiscal quarter x 0.8). The Director began receiving compensation for services rendered under this Agreement beginning during the first calendar quarter of 2020. At December 31, 2024, the accrued compensation due Mr. Spencer under this agreement was $11,667.

On January 9, 2020, the Company and Bill Edmonds (the “Director”) entered into a Board of Directors Services Agreement whereby the Director shall receive compensation for serving on the Company’s Board of Directors equivalent to Five Thousand and no/100 dollars ($5,000.00) of the Company’s common stock, paid to the Director on the last calendar day of each fiscal quarter as long as Director continues to fulfill his duties and provide the services set forth above. The pricing of the stock to be delivered shall be calculated as: $5,000/(Closing stock price on the last calendar day of the fiscal quarter x 0.8). The Director began receiving compensation for services rendered under this Agreement beginning during the first calendar quarter of 2020. At December 31, 2024, the accrued compensation due Mr. Edmonds under this agreement was $11,667.

LES Gross Profit Incentive Plan

In the three months ended June 30,2024, our subsidiary Lyell Environmental Services, Inc, adopted the LES Gross Profit Incentive Plan. The plan was adopted to reward front line supervisors and project managers for exceeding established gross profit margin targets on a consistent basis. The incentive awards are calculated at 20% of the amount of gross profit margins (as defined) that exceed a baseline of 45%. On June 30, 2024, the Company recorded a $92,300 accrual for the estimated incentives earned by supervisors and project managers for the three-month periods ended December 31, 2023, March 31, 2024, and June 30, 2024.

Major Customers

For the year ended December 31, 2024, two customers accounted for 18% and 64%, respectively, of total revenues. For the year ended December 31, 2023, one customer accounted for 77%of total revenues.

Legal

As indicated in NOTE G – ACCOUNTS PAYABLE, one customer and two vendors have received Default Judgments against Deep Green aggregating $487,615 that remain unpaid by Deep Green. Also, Deep Green has accounts payable to other vendors of materials and services and credit card companies aggregating $2,379,520, which are mostly past due and remain unpaid by Deep Green. Also, Deep Green has not paid any amounts to satisfy the $387,535 claimed by the factor pursuant to the Factor’s Notice of Default dated July 31, 2018.

On January 1, 2023, the Company received notification of a complaint filed in the Supreme Court of the State of New York by Owen May and MD Global. The complaint alleged “breach of contract, conversion, fraud, and securities fraud related to misconduct, failure to perform, theft, and deceit and intentional misrepresentations done with scienter about securities by Deep Green Waste & Recycling and Lloyd T Spencer”. The complaint sought $350,000.00 in compensatory damages, and $3,500,000.00 in punitive damages. The Company believed the complaint to be wholly without merit and filed to dismiss the case.

On June 1, 2023 the Company received notification that the Supreme Court of the State of New York dismissed the fraud and conversion claims brought by MD Global, LLC and further ruled that former CEO Lloyd Spencer should not be a party to the case. On May 29, 2024, the parties executed a Stipulation of Discontinuance With Prejudice to dismiss the case, which was accepted by the Court on May 30, 2024.

F-25

DEEP GREEN WASTE & RECYCLING, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

NOTE N - GOING CONCERN UNCERTAINTY

Under ASC 205-40, we have the responsibility to evaluate whether conditions and/or events raise substantial doubt about our ability to meet our future financial obligations as they become due within one year after the date that the financial statements are issued. As required by this standard, our evaluation shall initially not take into consideration the potential mitigating effects of our plans that have not been fully implemented as of the date the financial statements are issued.

In performing the first step of this assessment, we concluded that the following conditions raise substantial doubt about our ability to meet our financial obligations as they become due. We have a history of net losses: As of December 31, 2024, we had cash of $72,842, current assets of $189,441, current liabilities of $4,643,928 and an accumulated deficit of $13,882,863 For the twelve months ended December 31, 2024 and 2023, we had net losses of $1,198,810 and $690,140 respectively. We expect to continue to incur negative cash flows until such time as our operating segments generate sufficient cash inflows to finance our operations and debt service requirements.

In performing the second step of this assessment, we are required to evaluate whether our plans to mitigate the conditions above alleviate the substantial doubt about our ability to meet our obligations as they become due within one year after the date that the financial statements are issued. Our future plans include securing additional funding sources that may include establishing corporate partnerships, establishing licensing revenue agreements, issuing additional convertible debentures and issuing public or private equity securities, including selling common stock through an at-the-market facility (ATM).

There is no assurance that sufficient funds required during the next year or thereafter will be generated from operations or that funds will be available through external sources. The lack of additional capital resulting from the inability to generate cash flow from operations or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material effect on the business. Furthermore, there can be no assurance that any such required funds, if available, will be available on attractive terms or they will not have a significant dilutive effect on the Company’s existing shareholders. We have therefore concluded there is substantial doubt about our ability to continue as a going concern through November 2025.

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from our failure to continue as a going concern.

NOTE O - SUBSEQUENT EVENTS

Add subsequent events to tie out to new shares outstanding as of file date

 On January 8, 2025, the Company issued a noteholder 816,326 shares of common stock in satisfaction of $6,800 principal. The $13,445 excess of the $20,245 fair value of the 816,326 shares over the $6,800 liability reduction was charged to loss on conversion of debt in the three months ended March 31, 2025.

 On January 15, 2025, the Company issued a noteholder 859,851 shares of common stock in satisfaction of $6,350 principal. The $3,452 excess of the $9,802 fair value of the 859,851 shares over the $6,350 liability reduction was charged to loss on conversion of debt in the three months ended March 31, 2025.

On January 24, 2025, the Company issued a noteholder 906,976 shares of common stock in satisfaction of $5,460 principal. The $10,412 excess of the $15,872 fair value of the 906,976 shares over the $5,460 liability reduction was charged to loss on conversion of debt in the three months ended March 31, 2025.

F-26

ITEM 9.	DISCLOSURES: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There have been no disagreements on accounting and financial disclosures from the inception of our Company through the date of this Form 10-K. Michael T. Studer CPA P.C has audited our financial statements for the years ended December 31, 2023 and 2022.

On December 30, 2024, Deep Green Waste & Recycling, Inc, a Wyoming corporation (the “Company”), dismissed Michael T. Studer CPA P.C. (“MTS CPA”) as the Company’s independent registered public accounting firm in light of the retirement of Mr. Studer, the president of MTS CPA. The dismissal was approved by the board of directors (the --Board”) of the Company and became effective on January 2, 2025.

MTS CPA’s report on the financial statement of the Company for the years ended December 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope, or accounting principle, other than an explanatory paragraph regarding the Company’s ability to continue as a going concern.

During the Company’s fiscal years ended December 31, 2023 and December 31, 2022 and the subsequent interim period from January 1, 2024 to September 30, 2024, there were no disagreements with MTS CPA on any manner of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of MTS CPA, would have caused MTS CPA to make reference to the subject matter of the disagreements in connection with its report, and (ii) there were no “reportable events” as such term is defined in Hem 304(a)(l)(v) of Regulation S-K.

The Company has requested that MTS CPA furnish to the Company a letter addressed to the U.S. Securities and Exchange Commission stating whether or not MTS CPA agrees with the above statements. A copy of such letter, dated January 6, 2025, is filed as Exhibit 16.1 to this current report on Form 8-K.

ITEM 9A.	CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

We maintain “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. We conducted an evaluation (the “Evaluation”), under the supervision and with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of our disclosure controls and procedures (“Disclosure Controls”) as of the end of the period covered by this report pursuant to Rule 13a-15 of the Exchange Act. Based on this Evaluation, our CEO and CFO has concluded that our disclosure controls and procedures were not effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms due to material weaknesses in our internal controls described below.

Limitations on the Effectiveness of Controls

Our management, including our CEO and CFO, does not expect that our disclosure controls and internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within us have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management or board override of the control.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, we believe that, as of December 31, 2023, our internal control over financial reporting was not effective based on those criteria.

32

Management’s assessment identified several material weaknesses in our internal control over financial reporting. These material weaknesses include the following:

-	Insufficient number of qualified accounting personnel governing the financial close and reporting process
-	Lack of independent directors
-	Lack of proper segregation of duties

This Annual Report on Form 10-K does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting during the year ended December 31, 2023, which have affected, or are reasonably likely to affect, our internal control over financial reporting.

ITEM 9B.	OTHER INFORMATION.

Trading Plans

During the three months ended December 31, 2023, none of our directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated a “Rule 10b5-1 trading arrangement” or “non-Rule 10b5-1 trading arrangement,” as each term is defined in Item 408(a) of Regulation S-K. See also Subsequent Events.

ITEM 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Officers and Directors

The names and ages of our Directors and Executive Officers are set forth below. Our By-Laws provide for not less than one Director. All Directors are elected annually by the stockholders to serve until the next annual meeting of the stockholders and until their successors are duly elected and qualified. The officers are elected by our Board.

Name	Age	Position and Term
Lloyd Spencer	69	Secretary and Director
Bill Edmonds	58	Chief Executive Officer, Interim Chief Financial Officer and Chairman of the Board
David Bradford	77	President and Chief Operating Officer

Lloyd Spencer- Secretary and Director- Since December 2019, Lloyd Spencer has served as the Company’s President, Chief Executive Officer, Secretary, and as a member of the Company’s Board of Directors. On March 14, 2022, Mr. Spencer resigned in his position as Chief Executive Officer. From 2017 to 2019, Mr. Spencer served as Corporate Secretary of TraqIQ, Inc. From 2004 through 2016, Mr. Spencer served as Chairman and President of CoroWare, Inc. From 2002 to 2004, Mr. Spencer was Vice President of Sales at Planet Technologies, a systems integration company based in Germantown, MD. From 1996 to 2002, Mr. Spencer was Solutions Unit Manager and Group Product Manager at Microsoft in Redmond, Washington. Prior to Microsoft, Mr. Spencer served as Assistant Vice-President and Business Unit Manager at Newbridge Networks; and Product Line Manager at Sun Microsystems. Mr. Spencer began his career as a software development engineer at Hewlett-Packard Corporation in Cupertino, California. Mr. Spencer received his Bachelor of Science degree from Cornell University in 1980 with a major in Biology and Animal Science and with an emphasis in Immunogenetics.

Bill Edmonds- Chief Executive Officer, Interim Chief Financial Officer and Chairman of the Board- Bill Edmonds is the Chief Executive Officer, Chairman of the Board of Directors and serves as Interim Chief Financial Officer of Deep Green Waste & Recycling. He was the President of Deep Green Waste & Recycling, Inc from 2017 through 2019 and President of Deep Green Waste & Recycling, LLC from 2011 to 2017. Bill also served as President and Chief Financial Officer of Compaction and Recycling Equipment Inc. (CARE) and Columbia Financial Services Inc. (CFSI), from 2018 to 2020. Before starting Deep Green Waste & Recycling, Bill served as CFO and VP of Operations at International Environmental Management (IEM), a waste & recycling business that was focused exclusively on retail mall businesses. Prior to IEM, Bill spent several years in telecommunications in various leadership positions. Mr. Edmonds has an extensive background in Finance and is a CPA. He graduated from Georgia Institute of Technology with a Bachelor of Science degree, and Emory University with an Executive Masters of Business Administration degree.

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David Bradford- President and Chief Operating Officer- David Bradford serves as the President and Chief Operating Officer of Deep Green Waste & Recycling and is responsible for implementing acquisitions and improving operations. Mr. Bradford has served as the Company’s Chief Operating Officer since January 2016 and served as the interim Chief Executive Officer from 2019 through December 2019. Mr. Bradford devoted the majority of his senior management career to the telecommunications industry. From 1977 through 1987, Mr. Bradford served in executive positions at the Chicago Tribune’s broadcast and cable television divisions. Positions included Vice President and General Manager for Tribune Cable Communications, Vice President of Operations for WGN Electronic Systems, and Director of Strategic Planning for Tribune Cable and subsidiaries. At Tribune Cable, Mr. Bradford helped grow the company from a small 2,000 subscriber property to a major multiple system operator managing over 300,000 customers nationwide. Mr. Bradford brings three decades of successful customer based operating experience to the team as well as many years of participation, guidance, and oversight in numerous debt and equity financings, acquisitions, and strategic restructuring.

Family Relationships

There are no family relationships among the directors and executive officers.

Conflicts of Interest

We believe that our current officer and director will not be subject to conflicts of interest. No policy has been implemented or will be implemented to address conflicts of interest.

Involvement in Certain Legal Proceedings

During the past ten years, Messrs. Spencer, Edmonds and Bradford have not been the subject of the following events:

A.	A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

B.	Convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

C.

The subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities;

1.	Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;
2.	Engaging in any type of business practice; or
3.	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

D.	The subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph 3.i in the preceding paragraph or to be associated with persons engaged in any such activity;

E.	Was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

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F.	Was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

G.	Was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

1.	Any Federal or State securities or commodities law or regulation; or
2.	Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or
3.	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

H.	Was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Audit Committee and Audit Committee Financial Expert

We do not have an audit committee or an audit committee financial expert (as defined in Item 407 of Regulation S-K) serving on its board of directors. All current members of the board of directors lack sufficient financial expertise for overseeing financial reporting responsibilities.

We do not have an audit committee financial expert because we believe the costs related to retaining a financial expert at this time is prohibitive. Further, because we are only beginning our commercial operations, at the present time, we believe the services of a financial expert are not warranted.

We intend to establish an audit committee of the Board of Directors, which will consist of independent directors. The audit committee’s duties will be to recommend to our board of directors the engagement of an independent registered public accounting firm to audit our financial statements and to review our accounting and auditing principles. The audit committee will review the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors and independent registered public accounting firm, including their recommendations to improve the system of accounting and internal controls. The audit committee will at all times be composed exclusively of directors who are, in our opinion, free from any relationship which would interfere with the exercise of independent judgment as a committee member and who possess an understanding of financial statements and generally accepted accounting principles.

Code of Ethics

We have adopted a corporate code of ethics. We believe our code of ethics is reasonably designed to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of code violations; and provide accountability for adherence to the code. A copy of the code of ethics was filed as Exhibit 14.1 on our Form S-1 Registration Statement as filed with the Securities and Exchange Commission on March 18, 2020. Our code of ethics is posted on our website at: https://deepgreenwaste.com/conduct-and-ethics/.

Disclosure Committee and Charter

We do not have a disclosure committee and disclosure committee charter. We plan to establish a Disclosure Committee and will operate under a charter. The purpose of a disclosure committee would be to provide assistance to the Principal Executive Officer and the Principal Financial Officer in fulfilling their responsibilities regarding the identification and disclosure of material information about us and the accuracy, completeness and timeliness of our financial reports.

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Section 16(a) Beneficial Ownership Compliance

Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than 10% of our common stock, to file reports of ownership and changes in ownership with the SEC. These persons are required by SEC regulations to furnish to us copies of all Section 16(a) forms they file. SEC regulations require us to identify in this Annual Report anyone who filed a required report late or failed to file a required report. Based on our review of forms we received, we believe that during 2024 all Section 16(a) filing requirements were satisfied on a timely basis.

ITEM 11.	EXECUTIVE COMPENSATION.

Summary Compensation Table

The following table sets forth the compensation paid by us to our officers during the last two fiscal years ended December 31, 2024 and 2023. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any. The compensation discussed addresses all compensation awarded to, earned by, or paid to our named executive officers.

Name and Principal Position	Year	Salary- Paid or accrued ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value & Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
		(a)	(b)	(c)	(d)(5)			(e)

Lloyd Spencer- Secretary, Director (4)(5)	2024	60,333	0	35,000	0	0	0	0	95,333
	2023	42,000	0	235,000	0	0	0	0	277,000

Bill Edmonds- I Chief Executive Officer, Interim Financial Officer, Chairman of the Board (1)(2)(5)	2024	206,333	0	25,000	0	0	0	0	231,333
	2023	42,000	0	235,000	0	0	0	0	277,000

David Bradford- President, Chief Operating Officer (1)(3)(5)	2024	188,000	0	43,716	0	0	0	0	231,716
	2023	42,000	0	235,000	0	0	0	0	277,000

(1)	Messrs. Edmonds and Bradford entered into 5-year employment agreements with Deep Green Waste and Recycling, LLC on January 1, 2016, which were assigned and assumed by Deep Green Waste and Recycling, Inc. on August 24, 2017 following the closing of the Purchase and Conveyance Agreement between the Company and Deep Green Waste and Recycling, LLC.

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(2)	On January 1, 2016, the Deep Green Waste & Recycling, LLC (the ‘LLC”) entered into an Employment Agreement (the “Agreement”) with Bill Edmonds as Managing Member, President and Chief Financial Officer. Mr. Edmonds became Chief Executive Officer of the Company in 2011. In connection with his appointment, the LLC and Mr. Edmonds entered into a written Agreement for an initial five-year term, which provides for the following compensation terms for Mr. Edmonds. Pursuant to the Agreement, Mr. Edmonds will receive a base salary of $200,000 per year, subject to increase of not less than 10% per year. The Company (i) shall remit payment of One Hundred Sixty Thousand Dollars ($160,000) of the Base Salary; and (ii) shall defer payment of Forty Thousand Dollars ($40,000) of the Base Salary, in a proportionate basis and allocated over each payment of the Base Salary so remitted (the “Deferred Base Salary”). The Deferred Base Salary shall earn seven percent (7%) simple interest per annum until paid in full. The Executive, in his sole and absolute discretion, shall determine when and how Deferred Base Salary shall be paid, without limitation; and may also elect to acquire additional ownership interest in the LLC in exchange for all or any portion of the Deferred Base Salary then outstanding, at the lesser of (i) the then-current value of the ownership interest in the LLC; or (ii) the price at which ownership interest in the LLC was most recently purchased by any party, including the LLC. Mr. Edmonds is eligible for a cash bonus equal to 2.5% of Adjusted EBITDA over $2,000,000 at the end of each respective annual period. On July 17, 2017, Mr. Bradford and the LLC agreed to amend the terms of the Agreement, as follows: (i) upon initiation of its Incentive Stock Plan, the LLC hereby grants the Executive an additional two and one-fourth percent (2.25%) ownership interest in the LLC, with 0.5625% granted upon the date of initiation and 0.5625% granted on the anniversary date of the ISP for each of the following three years, and (ii) for each year of the Agreement in which the LLC’s after-tax profits exceed $2,00000,000, the LLC will pay the Executive a Discretionary Incentive Bonus of no less than two and one half percent (2.5%) of the LLC’s after-tax profits, as determined by the LLC’s independent certified public accountant(s) in accordance with generally accepted accounting principles. On August 24, 2017, simultaneous with the entry into the Merger Agreement between Deep Green Waste & Recycling, LLC, Critic Clothing, Inc. and Deep Green Acquisition, LLC dated August 24, 2017, Deep Green Waste & Recycling, Inc. (the “Company”)(f/k/a Critic Clothing, Inc.) entered into an Assignment and Assumption Agreement of Mr. Edmonds’ Agreement. On December 31, 2020, the Company extended Mr. Edmonds’ employment agreement for an additional two-year period. January 1, 2023,, the Company renewed Mr. Edmonds’ employment agreement for an additional three-year period, with a two-year auto-renewal clause. Please see NOTE O - SUBSEQUENT EVENTS for further information.

(3)	On January 1, 2016, Deep Green Waste & Recycling, LLC (the “LLC”) entered into an Employment Agreement (the “Agreement”) with David A. Bradford as Chief Operating Officer. In connection with his appointment, the LLC and Mr. Bradford entered into a written Agreement for an initial five-year term, which provides for the following compensation terms for Mr. Bradford. Pursuant to the Agreement, Mr. Bradford will receive a base salary of $108,000 per year, subject to increase of not less than 10% per year. The LLC (i) shall remit payment of Eighty-Four Thousand Dollars ($84,000) of the Base Salary; and (ii) shall defer payment of Twenty-Four Thousand Dollars ($24,000) of the Base Salary, in a proportionate basis and allocated over each payment of the Base Salary so remitted (the “Deferred Base Salary”). The Deferred Base Salary shall earn seven percent (7%) simple interest per annum until paid in full. The Executive, in his sole and absolute discretion, shall determine when and how the Deferred Base Salary shall be paid, without limitation; and may also elect to acquire additional ownership interest in the LLC in exchange for all or any portion of the Deferred Base Salary then outstanding, at the lesser of (i) the then-current value of the ownership interest in the Company; or (ii) the price at which ownership interest in the LLC was most recently purchased by any party, including the LLC. Mr. Bradford is eligible for a cash bonus equal to 1.5% of Adjusted EBITDA over $2,000,000 at the end of each respective annual period. As an inducement to the Executive to enter into this Agreement, the LLC hereby granted the Executive an initial three and one-half percent (3.5%) ownership interest in the LLC. In addition, the executive has the right to purchase equity at the most recently traded rate. In 2016, the executive converted $19,947 of deferred compensation to 4.76% members’ equity. On July 17, 2017, Mr. Bradford and the LLC agreed to amend the terms of the Agreement, as follows: (i) upon initiation of its Incentive Stock Plan, the LLC hereby grants the Executive an additional one and one half percent (1.5%) ownership interest in the LLC, with 0.375% granted upon the date of initiation and 0.375% granted on the anniversary date of the ISP for each of the following three years, and (ii) for each year of the Agreement in which the Company’s after-tax profits exceed $2,000,000, the LLC will pay the Executive a Discretionary Incentive Bonus of no less than one and one-half percent (1.5%) of the LLC’s after-tax profits, as determined by the LLC’s independent certified public accountant(s) in accordance with generally accepted accounting principles. On August 24, 2017, simultaneous with the entry into the Merger Agreement between Deep Green Waste & Recycling, LLC, Critic Clothing, Inc. and Deep Green Acquisition, LLC dated August 24, 2017, Deep Green Waste & Recycling, Inc. (the “Company”)(f/k/a Critic Clothing, Inc.) entered into an Assignment and Assumption Agreement of Mr. Bradford’s Agreement. On December 3, 2019, Mr. Bradford submitted his resignation as President, Chief Executive Officer, Secretary and as a member of the Board of Directors of the Company, effectively immediately. Mr. Bradford retained his role as Chief Operating Officer of the Company. Commencing in July of 2020, the Company and Mr. Bradford agreed that the Company will pay Mr. Bradford $3,500 per month until such time as Company finances improve. On December 31, 2020, the Company extended Mr. Bradford’s employment agreement for an additional two-year period. January 1, 2023, the Company renewed Mr. Bradford’s employment agreement for an additional three-year period, with a two-year auto-renewal clause. Please see NOTE O - SUBSEQUENT EVENTS for further information.

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(4)	On December 4, 2019, the Company entered into an agreement with Lloyd Spencer as President and Chief Executive Officer. In connection with his appointment, the Company and Mr. Spencer entered into a written employment agreement (the “Employment Agreement”) for an initial three-year term, which provides for the following compensation terms for Mr. Spencer. Pursuant to the Employment Agreement, Mr. Spencer will receive a base salary of $10,000 per month starting when the corporation receives its first round of equity or debt financing. Mr. Spencer shall receive 500,000 restricted shares of the Company’s common stock on or before January 31, 2020 as a sign-on bonus. In addition, the Company shall issue to Mr. Spencer restricted shares in the form of stock grants equivalent to 6,120,000 shares of the Corporation’s Common Stock over a 3-year period. Stock Grant shares shall vest 170,000 shares each month after the Stock Grant date, December 4, 2019, over a three-year period, except that all unvested Stock Grant shares shall vest immediately if the Corporation terminates Executive’s employment without Just Cause, or Executive resigns for Good Reason. The number of shares vested shall be adjusted in the event of subsequent stock splits. Commencing in July of 2020, the Company and Mr. Spencer agreed that the Company will pay Mr. Spencer $3,500 per month until such time as Company finances improve. Commencing in July of 2020, the Company and Mr. Spencer agreed that the Company will pay Mr. Spencer $3,500 per month until such time as Company finances improve. Please see NOTE O - SUBSEQUENT EVENTS for further information.

(5)	The values shown in this column represent the aggregate grant date fair value of equity-based awards granted during the fiscal year, in accordance with ASC 718, “Share Based-Payment”. The fair value of the stock options at the date of grant was estimated using the Black-Scholes option-pricing model, based on the assumptions described in the Notes to Financial Statements included in this Annual Report on Form 10-K.

(a)	Accrued salary and salary paid.

(b)	Accrued bonus to employee for execution of employment agreement.

(c)	Delivery of common stock to employee for execution of employment agreements.

(d)	Options issued to employee for execution of employment agreement. More details on Options noted under Employment Agreements section below.

(e)	Equity compensation received as a Director of the Company.

We have no plans in place and have never maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax-qualified deferred contribution plans and nonqualified deferred contribution plans.

Except as indicated below, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officers listed above.

Equity Compensation, Pension or Retirement Plans

No retirement, pension, profit sharing or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

2021 Stock Option Incentive Plan

On October 5, 2021, the Company filed a Registration Statement on Form S-8 registering 40,000,000 shares of common stock to be issued under the Company’s 2021 Stock Option Incentive Plan (the “2021 Plan”)(11,660,000 shares remaining as of April 11, 2022). To date, no warrants or options have been issued under shareholder approved plans. Please see NOTE J - CAPITAL STOCK for further information.

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Audit Committee

Presently, our Board of Directors is performing the duties that would normally be performed by an audit committee. We intend to form a separate audit committee, and plan to seek potential independent directors. In connection with our search, we plan to appoint an individual qualified as an audit committee financial expert.

Options/SARS Grants During Last Fiscal Year

None.

Directors’ Compensation

On January 9, 2020, the Company and Lloyd Spencer (the “Director”) entered into a Board of Directors Services Agreement whereby the Director shall receive compensation for serving on the Company’s Board of Directors equivalent to Five Thousand and no/100 dollars ($5,000.00) of the Company’s common stock, paid to the Director on the last calendar day of each fiscal quarter as long as Director continues to fulfill his duties and provide the services set forth above. The pricing of the stock to be delivered shall be calculated as: $5,000/(Closing stock price on the last calendar day of the fiscal quarter x 0.8). The Director shall begin receiving compensation for services rendered under this Agreement beginning during the first calendar quarter of 2020. At December 31, 2024, the accrued compensation due Mr. Spencer under this agreement was $38,000.

On January 9, 2020, the Company and Bill Edmonds (the “Director”) entered into a Board of Directors Services Agreement whereby the Director shall receive compensation for serving on the Company’s Board of Directors equivalent to Five Thousand and no/100 dollars ($5,000.00) of the Company’s common stock, paid to the Director on the last calendar day of each fiscal quarter as long as Director continues to fulfill his duties and provide the services set forth above. The pricing of the stock to be delivered shall be calculated as: $5,000/(Closing stock price on the last calendar day of the fiscal quarter x 0.8). The Director shall begin receiving compensation for services rendered under this Agreement beginning during the first calendar quarter of 2020. At December 31, 2024, the accrued compensation due Mr. Edmonds under this agreement was $39,500.

Please see NOTE L- COMMITMENTS AND CONTINGENCIES for further information.

The following table sets forth with respect to the named director, compensation information inclusive of equity awards and payments made in the years ended December 31, 2024 and 2023.

		Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Name		(b)	(c)	(d)	(e)	(f)	(g)	(h)

Lloyd Spencer (1)	2024	$18,333	-	-	-	-	-	$18,333
	2023	$25,000	-	-	-	-	-	$25,000

Bill Edmonds (2)	2024	$18,333	-	-	-	-	-	$18,333
	2023	$25,000	-	-	-	-	-	$25,000

(1)	Mr. Spencer’s director’s compensation was accrued during the year ended December 31, 2024.

(2)	Mr. Edmonds’ director’s compensation was accrued during the year ended December 31, 2024.

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Indemnification

Under our Articles of Incorporation and Bylaws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. We may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which he is to be indemnified, we must indemnify him against all expenses incurred, including attorney’s fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Wyoming.

Regarding indemnification for liabilities arising under the Securities Act of 1933, which may be permitted to directors or officers under Nevada law, we are informed that, in the opinion of the Securities and Exchange Commission, indemnification is against policy, as expressed in the Act and is, therefore, unenforceable.

ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table summarizes certain information regarding the beneficial ownership (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of our outstanding Common Stock as of April 13, 2021 by (i) each person known by us to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each of our directors, (iii) each of our executive officers, and (iv) all executive officers and directors as a group. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after such date through (i) the exercise of any option or warrant, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each person identified in the table has sole voting and investment power over all of the shares shown opposite such person’s name.

The percentage of beneficial ownership is based on 16,656,678 shares of our common stock and includes 16,590,012 shares of common stock outstanding at July 29, 2025 and 66,666 shares of common stock issuable upon the exercise of one warrant issued in connection with the October 14, 2021 Quick Capital financing and excludes:

●	An indeterminate number of shares of common stock to be issued upon conversion of the Company’s 52,000 shares of Series B Convertible Preferred stock.

	Common Stock	Percentage of
Name of Beneficial Owner (1)	Beneficially Owned	Common Stock (2)
Lloyd Spencer (3)	4,381,103	26.3%
Bill Edmonds (4)	2,713,364	16.3%
David Bradford (5)	2,147,207	12.9%

Officers and Directors as a Group	9,241,674	55.5%
Five Percent Beneficial Owners:
Quick Capital, LLC (6)(7)	44,444	0.27%

(1)	Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants, or convertible debt currently exercisable or convertible, or exercisable or convertible within 60 days of July 29, 2025 are deemed outstanding for computing percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any person. Percentages are based on a total of shares of common stock outstanding on July 29, 2025, and the shares issuable upon exercise of options, warrants exercisable, and debt convertible on or within 60 days of July 29, 2025.

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(2)	The number of common shares outstanding used in computing the percentages is 16,656,678.

(3)	The address for Mr. Spencer is 3524 Central Pike, #310, Hermitage, TN 37076.

(4)	The address for Mr. Edmonds is 3524 Central Pike, #310, Hermitage, TN 37076.

(5)	The address for Mr. Bradford is 3524 Central Pike, #310, Hermitage, TN 37076.

(6)	Included within Quick Capital, LLC’s beneficial ownership includes, 44,444 shares of common stock underlying a Warrant issued in connection with the October 2021 Quick financing.

(7)	The address for Quick Capital, LLC is 66 W Flagler St., Suite 900 - #2292, Miami, FL 33130 and its principal is Eilon Natan.

	Series B
	Preferred Stock	Percentage of Series B
Name of Beneficial Owner	Beneficially Owned (1)	Preferred Stock (2)
Bill Edmonds (3)	52,000	100%

Total	52,000	100%

(1)	The holders of the Series B, shall not be entitled to receive dividends, nor shall dividends be paid on common stock or any other Series of Preferred Stock while Series B shares are outstanding. The holders of Series B shall be entitled to vote on all matters submitted to a vote of the Shareholders of the Company. The holders of the Series B shall be entitled to twenty thousand (20,000) votes per one share of Series B held. Upon the availability of a sufficient number of authorized but unissued and unreserved shares of common stock, the holders of any Series B Preferred Stock shall be entitled to convert such shares in to fully paid and non-assessable shares of common stock at the following conversion feature: the Conversion Price for each share of Series B Preferred Stock in effect on any Conversion Date shall be (i) eighty five percent (85%) of the average closing bid price of the Common Stock over the twenty (20) trading days immediately preceding the date of conversion, (ii) but no less than Par Value of the Common Stock. For purposes of determining the closing bid price on any day, reference shall be to the closing bid price for a share of Common Stock on such date on the NASD OTC Bulletin Board, as reported on Bloomberg, L.P. Any conversion shall be for a minimum Stated Value of $500.00 of Series B shares.

(2)	The number of Series B Preferred shares outstanding used in computing the percentage is 52,000.

(3)	The address for Bill Edmonds is 3524 Central Pike, #310, Hermitage, TN 37076.

ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Director Independence

Our Board of Directors will periodically review relationships that directors have with the Company to determine whether the directors are independent. Directors are considered “independent” as long as they do not accept any consulting, advisory or other compensatory fee (other than director fees) from the Company, are not an affiliated person of the Company or its subsidiaries (e.g., an officer or a greater-than-ten-percent stockholder) and are independent within the meaning of applicable laws, regulations and the Nasdaq listing rules. In this latter regard, the Board of Directors will use the Nasdaq listing rules (specifically, Section 5605(a)(2) of such rules) as a benchmark for determining which, if any, of its directors are independent, solely in order to comply with applicable SEC disclosure rules. However, this is for disclosure purposes only. It should be understood that, as a corporation whose shares are not listed for trading on any securities exchange, our Company is not required to have any independent directors at all on its Board of Directors, or any independent directors serving on any particular committees of the Board of Directors.

As of the date of this Form 10-K, the Board of Directors has determined that the Company does not have any independent directors within the meaning of the Nasdaq listing rule cited above.

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ITEM 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Michael T. Studer CPA P.C has audited our financial statements for the year ended December 31, 2023. Effective December 30, 2024, the Company dismissed Michael T. Studer CPA, PC and engaged with HHL, LLP as its primary auditor.

1) Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for our audit of annual financial statements and review of financial statements included in our Quarterly Reports on Form 10-Q or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years was:

2024	$30,000	HHL LLP
2024	$15,000	Michael T. Studer CPA, P.C.
2023	$40,000	Michael T. Studer CPA, P.C.

2) Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountants that are reasonably related to the performance of the audit or review of our financial statements and are not reported in the preceding paragraph:

2024	$0	HHL LLP
2024	$0	Michael T. Studer CPA, P.C.
2023	$3,000	Michael T. Studer CPA, P.C.

3) Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning was:

2024	$0	HHL LLP
2024	$0	Michael T. Studer CPA, P.C.
2023	$0	Michael T. Studer CPA, P.C.

4) All Other Fees

The aggregate fees billed in each of the last two fiscal years for the products and services provided by the principal accountant, other than the services reported in paragraphs (1), (2), and (3) was:

2024	$0	HHL LLP
2024	$0	Michael T. Studer CPA, P.C.
2023	$0	Michael T. Studer CPA, P.C.

5) During the fiscal year ending December 31, 2024 and as of the date of this report, the Company does not maintain an audit committee and therefore does not have an audit committee pre-approval policy in place.

42

PART IV

ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

No.	Description
2.1	Merger Agreement by and between Deep Green Waste & Recycling, LLC, Critic Clothing, Inc. and Deep Green Acquisition, LLC dated August 24, 2017 (previously filed with Form S-1 on March 18, 2020)
2.2	Articles of Merger of Deep Green Acquisition, LLC and Deep Green Waste & Recycling, LLC dated August 24, 2017 (previously filed with Form S-1 on March 18, 2020)
2.3	Share Purchase Agreement between Gordon Boorse and Deep Green Waste & Recycling, LLC dated June 2017 (Compaction and Recycling Equipment, Inc.) (previously filed with Form S-1 on March 18, 2020)
2.4	Share Purchase Agreement between Gordon Boorse and Deep Green Waste & Recycling, LLC dated June 2017 (Columbia Financial services, Inc.) (previously filed with Form S-1 on March 18, 2020)
2.5	Agreement of Conveyance, Transfer and Assignment of Assets and Assumption of Obligations with St. James Capital Management, LLC dated August 24, 2017 (previously filed with Form S-1 on March 18, 2020)
2.6	Agreement of Conveyance, Transfer and Assignment of Subsidiaries and Assumption of Obligations with Mirabile Corporate Holdings, Inc. dated August 7, 2018 (previously filed with Form S-1 on March 18, 2020)
3.1	Articles of Incorporation Evader, Inc. dated August 24, 1995 (previously filed with Form S-1 on March 18, 2020)
3.2	Certificate of Correction for Evader, Inc. dated December 28, 2005 (previously filed with Form S-1 on March 18, 2020)
3.3	Certificate of Designation of Series A Preferred Stock dated July 18, 2010 (previously filed with Form S-1 on March 18, 2020)
3.4	Articles of Conversion of Evader, Inc., Inc. dated April 25, 2012 effective May 25, 2012 (previously filed with Form S-1 on March 18, 2020)
3.5	Restated Certificate of Incorporation of Evader, Inc., Inc. (previously filed with Form 1-A on May 17, 2018) (previously filed with Form S-1 on March 18, 2020)
3.6	Bylaws of Evader, Inc. (previously filed with Form 1-A on May 17, 2018) (previously filed with Form S-1 on March 18, 2020)
3.7	Amendment to Articles of Incorporation of Evader, Inc. dated July 24, 2014 (previously filed with Form S-1 on March 18, 2020)
3.8	Amendment to Articles of Incorporation of Evader, Inc. dated August 14, 2014 (previously filed with Form S-1 on March 18, 2020)
3.9	Amendment to Articles of Incorporation of Evader, Inc. dated December 8, 2014 (previously filed with Form S-1 on March 18, 2020)
3.10	Amendment to Articles of Incorporation of Evader, Inc. dated August 13, 2015 (previously filed with Form S-1 on March 18, 2020)
3.11	Amendment to Articles of Incorporation of Evader, Inc. dated July 20, 2017 (name change to Critical Clothing, Inc.) (previously filed with Form S-1 on March 18, 2020)
3.12	Amendment to Articles of Incorporation of Critical Clothing, Inc. dated July 20, 2017 (previously filed with Form S-1 on March 18, 2020)
3.13	Amendment to Articles of Incorporation of Critical Clothing, Inc. dated November 6, 2017 (name change to Deep Green Waste & Recycling, Inc.) (previously filed with Form S-1 on March 18, 2020)
3.14	Certificate of Designation Series B Convertible Preferred Stock dated January 22, 2020 (previously filed with Form S-1 on March 18, 2020)
4.1	Specimen certificate of common stock (previously filed with Form S-1 on March 18, 2020)
10.1	Board of Directors Services Agreement with Bill Edmonds dated January 9, 2020 (previously filed with Form S-1 on March 18, 2020)
10.2	Board of Directors Services Agreement with Lloyd Spencer dated January 9, 2020 (previously filed with Form S-1 on March 18, 2020)
10.3	Indemnification Agreement between Green Deep Waste & Recycling, Inc. and Bill Edmonds dated January 9, 2020 (previously filed with Form S-1 on March 18, 2020)
10.4	Indemnification Agreement between Green Deep Waste & Recycling, Inc. and Lloyd Spencer dated January 9, 2020 (previously filed with Form S-1 on March 18, 2020)

43

No.	Description
10.5	Employment Agreement between Deep Green Waste & Recycling, Inc. and Lloyd Spencer dated December 4, 2019 (previously filed with Form S-1 on March 18, 2020)
10.6	Employment Agreement between Deep Green Waste & Recycling, LLC and David Bradford dated January 1, 2016 (previously filed with Form S-1 on March 18, 2020)
10.7	Employment Agreement between Deep Green Waste & Recycling, LLC and Bill Edmonds dated December 4, 2019 (previously filed with Form S-1 on March 18, 2020)
10.8	Employment Agreement between Deep Green Waste & Recycling, Inc. and Josh Beckham dated February 5, 2018 (previously filed with Form S-1 on March 18, 2020)
10.9	Amendment to Deep Green Waste & Recycling, LLC Employment Agreement with David Bradford dated July 20, 2017 (previously filed with Form S-1 on March 18, 2020)
10.10	Amendment to Deep Green Waste & Recycling, LLC Employment Agreement with Bill Edmonds dated July 20, 2017 (previously filed with Form S-1 on March 18, 2020)
10.11	Consulting Agreement between Deep Green Waste & Recycling, Inc. and Sylios Corp dated December 16, 2019 (previously filed with Form S-1 on March 18, 2020)
10.12	Securities Purchase Agreement between Sylios Corp and Deep Green Waste & Recycling, Inc. dated as of January 13, 2020 (previously filed with Form S-1 on March 18, 2020)
10.13	Convertible Promissory Note between Sylios Corp and Deep Green Waste & Recycling, Inc. dated as of January 13, 2020 (previously filed with Form S-1 on March 18, 2020)
10.14	Common Stock Purchase Warrant Agreement between Sylios Corp and Deep Green Waste & Recycling, Inc. dated as of January 13, 2020 (previously filed with Form S-1 on March 18, 2020)
10.15	Registration Rights Agreement between Sylios Corp and Deep Green Waste & Recycling, Inc. dated as of January 13, 2020 (previously filed with Form S-1 on March 18, 2020)
10.16	Acknowledgement of Assignment Agreement between Sylios Corp and Armada Capital Partners, LLC dated March 6, 2020 (previously filed with Form S-1 on March 18, 2020)
10.17	Assignment Agreement between Sylios Corp and Armada Capital Partners, LLC dated March 6, 2020 (previously filed with Form S-1 on March 18, 2020)
10.18	Convertible Promissory Note between Armada Investment Fund, LLC and Deep Green Waste & Recycling, Inc. dated as of March 12, 2020 (previously filed with Form S-1 on March 18, 2020)
10.19	Common Stock Purchase Warrant Agreement between Armada Investment Fund, LLC and Deep Green Waste & Recycling, Inc. dated as of March 12, 2020 (previously filed with Form S-1 on March 18, 2020)
10.20	Promissory Note between Deep Green Waste & Recycling, LLC and Gordon Boorse (CFSI acquisition) dated October 20, 2017 (previously filed with Amendment No. 1 to Form S-1 on June 8, 2020)
10.21	Promissory Note between Deep Green Waste & Recycling, LLC and Gordon Boorse (CARE acquisition) dated October 20, 2017 (previously filed with Amendment No. 1 to Form S-1 on June 8, 2020)
10.22	Notice of Default submitted by AEC Yield Capital, LLC dated July 31, 2018 (previously filed with Amendment No. 1 to Form S-1 on June 8, 2020)
10.23	Purchase and Sale Agreement between Deep Green Waste & Recycling, LLC and AEC Yield Capital, LLC dated December 16, 2016 (previously filed with Amendment No. 1 to Form S-1 on June 8, 2020)
10.24	First Amendment to the Purchase and Sale Agreement between Deep Green Waste & Recycling, LLC and AEC Yield Capital, LLC dated January 26, 2017 (previously filed with Amendment No. 1 to Form S-1 on June 8, 2020)
10.25	Second Amendment to the Purchase and Sale Agreement between Deep Green Waste & Recycling, LLC and AEC Yield Capital, LLC dated June 7, 2017 (previously filed with Amendment No. 1 to Form S-1 on June 8, 2020)
10.26	Third Amendment to the Purchase and Sale Agreement between Deep Green Waste & Recycling, LLC and AEC Yield Capital, LLC dated June 7, 2017 (previously filed with Amendment No. 1 to Form S-1 on June 8, 2020)
10.27	Convertible Promissory Note between Deep Green Waste & Recycling, LLC and C Alvin Roberds, Jr. dated March 16, 2018 (previously filed with Amendment No. 1 to Form S-1 on June 8, 2020)
10.28	Common Stock Purchase Warrant Agreement between Deep Green Waste & Recycling, Inc. and C Alvin Roberds, Jr. dated as of March 16, 2018 (previously filed with Amendment No. 1 to Form S-1 on June 8, 2020)
10.29	Convertible Promissory Note between Deep Green Waste & Recycling, LLC and Mary Williams dated February 19, 2018 (previously filed with Amendment No. 1 to Form S-1 on June 8, 2020)

44

No.	Description
10.30	Common Stock Purchase Warrant Agreement between Deep Green Waste & Recycling, Inc. and Mary Williams. dated as of February 19, 2018 (previously filed with Amendment No. 1 to Form S-1 on June 8, 2020)
10.31	Convertible Promissory Note between Deep Green Waste & Recycling, LLC and Ellen Bailey dated March 16, 2018 (previously filed with Amendment No. 1 to Form S-1 on June 8, 2020)
10.32	Common Stock Purchase Warrant Agreement between Deep Green Waste & Recycling, Inc. and Ellen Bailey. dated as of March 16, 2018 (previously filed with Amendment No. 1 to Form S-1 on June 8, 2020)
10.33	Convertible Promissory Note between Deep Green Waste & Recycling, LLC and GPL Ventures LLC dated June 23, 2020 (previously filed with Amendment No. 2 to Form S-1 on June 26, 2020)
10.34	Registration Rights Agreement between Deep Green Waste & Recycling, LLC and GPL Ventures LLC dated June 23, 2020 (previously filed with Amendment No. 2 to Form S-1 on June 26, 2020)
10.35	Convertible Promissory Note between Deep Green Waste & Recycling, Inc. and GPL Ventures, LLC dated February 5, 2021 (previously filed with Form 8-K on March 1, 2021)
10.36	Registration Rights Agreement between Deep Green Waste & Recycling, Inc. and GPL Ventures, LLC dated February 5, 2021 (previously filed with Form 8-K on March 1, 2021)
10.37	Convertible Promissory Note between Deep Green Waste & Recycling, Inc. and Quick Capital, LLC dated February 5, 2021 (previously filed with Form 8-K on March 1, 2021)
10.38	Registration Rights Agreement between Deep Green Waste & Recycling, Inc. and Quick Capital, LLC dated February 5, 2021 (previously filed with Form 8-K on March 1, 2021)
10.39	ASSET PURCHASE AGREEMENT between Deep Green Waste & Recycling, Inc., DG Research, Inc. and Amwaste, Inc. dated February 8, 2021 (previously filed with Form 8-K on February 16, 2021)
10.40	Promissory Note between Deep Green Waste & Recycling, Inc., DG Research, Inc. and Amwaste, Inc. dated February 8, 2021 (previously filed with Form 8-K on February 16, 2021)
10.41	Convertible Promissory Note between Deep Green Waste & Recycling, Inc. and GPL Ventures, LLC dated March 2, 2021 (previously filed with Form 8-K on March 15, 2021)
10.42	Registration Rights Agreement between Deep Green Waste & Recycling, Inc. and GPL Ventures, LLC dated March 2, 2021 (previously filed with Form 8-K on March 15, 2021)
10.43	Consulting Agreement between the Company and Sylios Corp dated February 12, 2021 (previously filed with Form S-1 on April 16, 2021)
10.44	Convertible Promissory Note between Deep Green Waste & Recycling, Inc. and Bill Edmonds dated April 9, 2021 (previously filed with Form 10-Q on May 24, 2021)
10.45	Consulting Agreement between the Company and Sylios Corp dated May 10, 2021 (previously filed with Form 10-Q on May 24, 2021)
10.46	Convertible Promissory Note between Deep Green Waste & Recycling, Inc. and GPL Ventures, LLC dated June 4, 2021 (previously filed with Form S-1 on June 8, 2021)
10.47	Registration Rights Agreement between Deep Green Waste & Recycling, Inc. and GPL Ventures, LLC dated June 4, 2021 (previously filed with Form S-1 on June 8, 2021)
10.48	Convertible Promissory Note between Deep Green Waste & Recycling, Inc. and Quick Capital, LLC dated June 4, 2021 (previously filed with Form S-1 on June 8, 2021)
10.49	Registration Rights Agreement between Deep Green Waste & Recycling, Inc. and Quick Capital, LLC dated June 4, 2021 (previously filed with Form S-1 on June 8, 2021)
10.50	Amendment to Consulting Agreement between the Company and Sylios Corp dated June 4, 2021 (previously filed with Form S-1 on June 8, 2021)
10.51	Finder’s fee agreement between the Company and J.H. Darbie & Co., Inc. dated May 13, 2021 (previously filed with Form S-1/A on June 17, 2021)
10.52	Promissory Note between Deep Green Waste & Recycling, Inc. and Labrys Fund, LP dated July 2, 2021 (previously filed with Form 8-K on July 13, 2021)
10.53	Securities Purchase Agreement Deep Green Waste & Recycling, Inc. and Labrys Fund, LP dated July 2, 2021 (previously filed with Form 8-K on July 13, 2021)
10.54	Common Stock Purchase Warrant Agreement Deep Green Waste & Recycling, Inc. and Labrys Fund, LP dated July 2, 2021 (previously filed with Form 8-K on July 13, 2021)
10.55	Stock Purchase Agreement between Deep Green Waste & Recycling, Inc., Jeremy Lyell and Lyell Environmental Services, Inc. dated July 11, 2021 (previously filed with Form 10-Q on August 16, 2021)
10.56	Note Purchase Agreement Deep Green Waste & Recycling, Inc., BHP Capital NY Inc. and Quick Capital, LLC (previously filed with Form 8-K on October 21, 2021)

45

No.	Description
10.57	Secured Convertible Promissory Note between Deep Green Waste & Recycling, Inc. and BHP Capital NY Inc. (previously filed with Form 8-K on October 21, 2021)
10.58	Secured Convertible Promissory Note between Deep Green Waste & Recycling, Inc. and Quick Capital, LLC (previously filed with Form 8-K on October 21, 2021)
10.59	Security Agreement between Deep Green Waste & Recycling, Inc. and BHP Capital NY Inc. (previously filed with Form 8-K on October 21, 2021)
10.60	Security Agreement between Deep Green Waste & Recycling, Inc. and Quick Capital, LLC (previously filed with Form 8-K on October 21, 2021)
10.61	Common Stock Purchase Warrant Agreement between Deep Green Waste & Recycling, Inc. and BHP Capital NY Inc. (previously filed with Form 8-K on October 21, 2021)
10.62	Common Stock Purchase Warrant Agreement between Deep Green Waste & Recycling, Inc. and Quick Capital, LLC (previously filed with Form 8-K on October 21, 2021)
10.63	Promissory Note between Deep Green Waste & Recycling, Inc. and Jeremy D. Lyell (previously filed with Form 8-K on October 21, 2021)
10.64	Note Purchase Agreement Deep Green Waste & Recycling, Inc., BHP Capital NY Inc. and Quick Capital, LLC (previously filed with Form 8-K on March 7, 2022)
10.65	Secured Convertible Promissory Note between Deep Green Waste & Recycling, Inc. and BHP Capital NY Inc. (previously filed with Form 8-K on March 7, 2022)
10.66	Secured Convertible Promissory Note between Deep Green Waste & Recycling, Inc. and Quick Capital, LLC (previously filed with Form 8-K on March 7, 2022)
10.67	Security Agreement between Deep Green Waste & Recycling, Inc. and BHP Capital NY Inc. (previously filed with Form 8-K on March 7, 2022)
10.68	Security Agreement between Deep Green Waste & Recycling, Inc. and Quick Capital, LLC (previously filed with Form 8-K on March 7, 2022)
14.1	Code of Business Conduct and Ethics (previously filed with Form S-1 on March 18, 2020)
21.1	Certificate of Organization of Deep Green Waste & Recycling, LLC dated August 2, 2011 (previously filed with Form S-1 on March 18, 2020)
21.2	Articles of Incorporation of Jetty Enterprises, Inc. dated November 4, 1987 (previously filed with Form S-1 on March 18, 2020)
21.3	Amendment to Articles of Incorporation for Jetty Enterprises, Inc. dated May 21, 2993 (name change to Compaction and Recycling Equipment, Inc.) (previously filed with Form S-1 on March 18, 2020)
21.4	Articles of Incorporation for Columbia Financial Services, Inc. dated October 3, 1988 (previously filed with Form S-1 on March 18, 2020)
21.5	Articles of Incorporation of DG Research, Inc. dated July 22, 2020 (previously filed with Form S-1 on April 16, 2021)
31.1	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
31.2	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
Graphic	Corporate logo- Deep Green Waste & Recycling, Inc.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

+ Filed hereby with this Form 10K.

++ To be filed by subsequent amendment.

XBRL Exhibits will be filed by subsequent amendment.

ITEM 16.	FORM 10-K SUMMARY.

None.

46

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2025

DEEP GREEN WASTE & RECYCLING, INC.

By:	/s/ Bill Edmonds
Bill Edmonds
Chief Executive Officer and Chief Financial Officer
(Principal Executive Officer and Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By:	Name	Title	Date

By:	/s/ Bill Edmonds	Chief Executive Officer, Chief Financial Officer and Director (Chairman)	July __, 2025
Bill Edmonds

By:	/s/ Lloyd Spencer	Secretary/Director	July ___, 2025
Lloyd Spencer

47

EXHIBIT 31.1

DEEP GREEN WASTE & RECYCLING, INC.

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF

THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,

AS ADOPTED PURSUANT TO SECTION 302 OF THE

SARBANES-OXLEY ACT OF 2002

I, Bill Edmonds, certify that:

1.	I have reviewed this annual report on Form 10-K/A of Deep Green Waste & Recycling, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: July 30, 2025	/s/ Bill Edmonds
Bill Edmonds
Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

DEEP GREEN WASTE & RECYCLING, INC.

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF

THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,

AS ADOPTED PURSUANT TO SECTION 302 OF THE

SARBANES-OXLEY ACT OF 2002

I, Bill Edmonds, certify that:

1.	I have reviewed this annual report on Form 10-K/A of Deep Green Waste & Recycling, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: July 30, 2025	/s/ Bill Edmonds
Bill Edmonds
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT 32.1

DEEP GREEN WASTE & RECYCLING, INC.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED

PURSUANT TO

SECTION 906 OF THE

SARBANES-OXLEY

ACT OF 2002

In connection with the annual report on Form 10-K/A for the year ended December 31, 2024, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), of Deep Green Waste & Recycling, Inc. (the “Company”), each of the undersigned officers of the Company hereby certify, in their capacity as an executive officer of the Company, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of their knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: July 30, 2025	/s/ Bill Edmonds
Bill Edmonds
Chief Executive Officer
(Principal Executive Officer)

Date: July 30, 2025	/s/ Bill Edmonds
Bill Edmonds
Chief Financial Officer
(Principal Financial Officer)